As filed with the Securities and Exchange Commission on July 3, 2007
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IdleAire Technologies Corporation
(Exact name of each registrant as specified in its organizational documents)

Delaware	7500	62-1829384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

410 N. Cedar Bluff Road
Suite 200
Knoxville, TN 37923
(865) 342-3600
(Address, including zip code, and telephone number,
including area code, of the registrants’ principal executive offices)

Michael C. Crabtree
President and Chief Executive Officer
410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923
(865) 342-3600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:
Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
(703) 720-8600
Attention: Jane K.P. Tam

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered	per Unit(1)	Price(1)	Fee
13% Senior Secured Discount Notes due 2012	$320,000,000	33.3%	$106,666,667	$3,280

(1)	The Proposed Maximum Aggregate Offering Price is based on the book value of the Senior Secured Discount Notes as of June 22, in the absence of a market for them as required by Rule 457(f) promulgated under the Securities Act of 1933, as amended.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

SUBJECT TO COMPLETION, DATED JULY 3, 2007

EXCHANGE OFFER FOR ALL OUTSTANDING
13% SENIOR SECURED DISCOUNT NOTES DUE 2012
($320,000,000 PRINCIPAL AMOUNT OUTSTANDING)
FOR NEW
13% SENIOR SECURED DISCOUNT NOTES DUE 2012
OF
IDLEAIRE TECHNOLOGIES CORPORATION

This exchange offer will expire at 5:00 p.m., New York City time,
on          , 2007, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

•	The terms of the new notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions, registration rights, additional interest provisions relating to the outstanding notes will not apply to the new notes.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	Each broker-dealer that receives securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date on which the registration statement is declared effective or such earlier date on which such broker dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the new notes to be issued and we do not intend to apply for their listing on any securities exchange or quotation system.

•	See the “Description of the New Notes” section for more information about the new notes to be issued in this exchange offer.

The new notes involve substantial risks similar to those associated with the outstanding notes. See the section entitled “ Risk Factors” beginning on page 15 for a discussion of these risks.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospectus dated [     ], 2007

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or the exchange offer that is not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to exchange the existing 13% senior secured discount notes due 2012 for new 13% senior secured discount notes due 2012 in any jurisdiction where such an offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the date of delivery of this prospectus or the sale of the securities made hereunder.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	i
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	ii
SUMMARY	1
THE COMPANY	6
RISK FACTORS	15
USE OF PROCEEDS	27
CAPITALIZATION	28
THE EXCHANGE OFFER	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38
MANAGEMENT AND CORPORATE GOVERNANCE	48
EXECUTIVE COMPENSATION	52
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	55
DESCRIPTION OF THE NEW NOTES	59
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	104
PLAN OF DISTRIBUTION	109
LEGAL MATTERS	109
EXPERTS	109
INDEX TO FINANCIAL STATEMENTS	F-1

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at l-800-SEC-0330 for further information on the operation of the public reference room. You can also review our SEC filings by accessing the EDGAR system through the SEC’s Internet site at http://www.sec.gov. These filings are not a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered who makes a written or oral request a copy of our filings and any and all of the documents referred to herein, including the registration rights agreement and the indenture for the notes, which are summarized in this prospectus. You should write or telephone us with your request at: James H. Price, Esq., Senior Vice President and General Counsel, IdleAire Technologies Corporation, 410 North Cedar Bluff Road, Suite 200, Knoxville, TN 37923, (865) 342-3640.

In order to ensure timely delivery, we must receive your request no later than five business days before the expiration of the exchange offer.

USE OF CERTAIN TERMS

Unless the context otherwise requires, as used in this prospectus references to “IdleAire,” the “Company,” “we,” “us,” “our” and “ours” refer to IdleAire Technologies Corporation.

In this prospectus, unless the context otherwise requires:

•	“outstanding notes” or “Discount Note(s)” refers to our outstanding 13% senior secured discount notes issued by the Company on December 30, 2005.

•	“new notes” refers to the notes offered in the exchange offer.

•	“notes” refers to the outstanding notes and the new notes, collectively.

The following items referred to in this prospectus are our registered service marks in the United States pursuant to applicable intellectual property laws and are our property: IdleAire®, ATE® and ATE Advanced Travel Center Electrification®. This prospectus also includes trademarks, service marks and trade names of other companies. Our use or display of other companies’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by or of us, by or of, such other companies.

INDUSTRY AND MARKET DATA

Unless stated otherwise, industry and market data used throughout this prospectus was obtained through internal company research, surveys and studies conducted by third parties, and industry and general publications. We have not independently verified market and industry data from third-party sources.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward-looking statements include, among others, assumptions regarding market acceptance of our ATE® systems, the number of parking spaces and locations we expect to install, competition, the seasonal nature of our business, economic conditions, regulatory matters and litigation and other risks as well as our negotiation of agreements with third parties. These assumptions may prove to be inaccurate. In addition, large-scale construction projects such as the rollout of our ATE® systems, entail significant risks, including shortages of materials or skilled labor, dependence on third party electrical power and telecommunications providers, unforeseen regulatory problems, work stoppages, weather interference, and unanticipated cost increases. The anticipated costs and construction periods are based on budgets and construction schedule estimates. There can be no assurance that the budgeted costs or construction period will be met.

You should not place undue reliance on any of these forward-looking statements, which are based on our current expectations and assumptions. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

ii

SUMMARY

This summary contains basic information about the exchange offer and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. This summary does not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus, including the Risk Factors and our financial statements and the related notes thereto before you decide to exchange your outstanding notes for new notes.

The Exchange Offer

Notes Offered	$320.0 million aggregate principal amount of new 13% senior secured discount notes due 2012, the exchange of which will have been registered under the Securities Act.

The terms of the new notes offered in the exchange offer are substantially identical to those of the outstanding notes, except that certain transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the registered new notes.

Outstanding notes	$320.0 million aggregate principal amount of 13% senior secured discount notes due 2012, all of which were issued on December 30, 2005.

The Exchange Offer	We are offering to issue registered new notes in exchange for a like principal amount and like denomination of our outstanding notes. We are offering to issue these registered new notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the outstanding notes when we sold the outstanding notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your outstanding notes for exchange by following the procedures described under the caption “The Exchange Offer.”

Expiration date; Tenders; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on , 200 , which is 20 business days after the commencement of the exchange offer, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any outstanding notes you have tendered for exchange, those outstanding notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” for a more complete description of the tender and withdrawal provisions.

Procedures for tendering outstanding notes	You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer — The Exchange Agent;” or

• arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal.

You may tender your outstanding notes for new notes in whole or in part in integral multiples of $1,000.

Guaranteed delivery procedures	If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive.

Consequences of failure to exchange your outstanding notes	Outstanding notes that are not tendered, or that are tendered but not accepted, will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws, but we will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your outstanding notes could be adversely affected.

Consequences of exchanging your outstanding notes	Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the new notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

• acquire the new notes issued in the exchange offer in the ordinary course of your business;

• are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the new notes issued to you in the exchange offer; and

• are not our “affiliate” as defined in Rule 405 under the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for outstanding notes that it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any new notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

U.S. federal income tax considerations	Your exchange of outstanding notes for new notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.

Use of proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange agent	Wells Fargo Bank, N.A.

The Notes

The terms of the new notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except the new notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions, registration rights and additional interests that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of liquidated damages to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

The following is a brief description of the material terms of the outstanding notes. The “Description of the New Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	IdleAire Technologies Corporation

Securities	$320.0 million in principal amount of senior secured discount notes.

Maturity	December 15, 2012.

Interest	Annual rate: 13% beginning from June 15, 2008.

Payment frequency: every six months on June 15 and December 15.

First payment: December 15, 2008.

Original Issue Discount	For federal income tax purposes, the notes are treated as having been issued with “original issue discount.” Each holder of a note will be required to include amounts in gross income for federal income tax purposes in advance of the receipt of cash payments to which the income is attributable.

Additional Tax Considerations	The notes were issued with original issue discount and considered “applicable high yield discount obligations” under the Internal Revenue Code of 1986, as amended, as discussed under the captions “Material United States Federal Income Tax Consequences — Original Issue Discount on the Notes” and “ — Applicable High Yield Discount Obligation”.

Guarantees	The notes are unconditionally guaranteed on a senior secured basis by all of the Company’s future domestic restricted subsidiaries.

Ranking	The notes rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness of the Company.

Security Interest	The notes and the guarantees are secured by a security interest in substantially all of the Company’s tangible and intangible assets. The Company may at any time enter into a new $25.0 million senior revolving credit facility. The liens on the collateral that secure the notes and the guarantees will be contractually subordinated, pursuant to the proposed intercreditor agreement, to the liens securing the indebtedness under any future credit facility.

Optional Redemption	The Company will have the right to redeem all or some of the Notes at the prices set forth below, plus accrued and unpaid interest:

For the Period	Percentage

On or after December 15, 2009	106.500%
On or after December 15, 2010	103.250%
On or after December 15, 2011 and thereafter	100.000%

Prior to December 15, 2008, up to 35% of the aggregate principal amount of the notes may be redeemed at the Company’s option with the net proceeds of certain equity offerings at 113.000% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the aggregate principal amount of the notes originally issued under the indenture governing the notes remain outstanding.

Change of Control Offer	If the Company experiences a change in control, the holders of the notes will have the right to put their notes to the Company at 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Asset Sale Proceeds	If the Company does not reinvest the proceeds from certain sales of its assets in its business or to repay debt, it may be required to use the proceeds of such sale to offer to repurchase notes at 100% of the Accreted Value thereof, plus accrued and unpaid interest, if any, to the date of such repurchase.

Exchange Offer; Registration Rights	Under a registration rights agreement, the Company must:

• Use reasonable best efforts to file a registration statement within 21 months after the Issue Date of the outstanding notes enabling holders of the outstanding notes to exchange the outstanding notes for publicly registered new notes with identical terms;

• Use reasonable best efforts to cause the registration statement to become effective within 2 years after the Issue Date of the outstanding notes;

• Consummate the exchange offer within 30 days after the date on which the exchange offer is declared effective; and

• File a shelf registration statement for the resale of the outstanding notes if the Company cannot effect the exchange offer within the time periods listed above and in certain other circumstances.

If the Company fails to fulfill its obligation with respect to the exchange offer or the registration of the outstanding notes (a “Registration Default”), the annual interest rate on the outstanding notes will increase by 1.0% over the interest rate that would otherwise apply to the outstanding notes. Such additional interest will be payable in cash. As soon as the Company cures the Registration Default, the interest rate on the outstanding notes will revert to its original level.

In addition, upon the occurrence of a Registration Default, the holders of the outstanding notes will be entitled to receive, and the Company shall cause to be issued, additional warrants that will entitle the holders of outstanding notes to purchase an aggregate number of warrant shares equal to 5% of the then outstanding common stock of the Company on a fully diluted basis (assuming exercise of all outstanding options and warrants).

Certain Covenants	The indenture governing the notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

• Borrow money;

• Create liens;

• Pay dividends on or redeem or repurchase stock;

• Make certain types of investments

• Sell stock in our restricted subsidiaries;

• Enter into operating leases;

• Restrict dividends or other payments from subsidiaries;

• Enter into transactions with affiliates;

• Sell assets or merge with other companies; and

• Enter into sale and leaseback transactions.

These covenants contain important exceptions. For more details, see “Description of The New Notes.”

Collateral Agent	The collateral agent is Wells Fargo Bank, N.A.

Trustee, Transfer Agent and Paying Agent	Wells Fargo Bank, N.A.

You should refer to “Risk Factors” for an explanation of certain risks you should carefully consider.

THE COMPANY

IdleAire Technologies Corporation is the leading provider of in-cab idle reduction, driver work environment, communication, safety and other training services to the long-haul trucking industry through its patented Advanced Travel Center Electrification®, or ATE® system. Currently, long-haul truck drivers idle their trucks during federally-mandated resting periods to maintain comfortable in-cab temperatures, provide electric power, keep fuel from freezing and warm the engine block in extremely cold weather. However, the practice of idling has come under pressure as fleet owners are increasingly concerned about fuel usage, engine wear and driver sleep deprivation. In addition, many states have sought to ban idling because of the extensive air pollution. We provide our service at a cost that is significantly less than the cost of diesel fuel burned during idling. We believe that our ATE® system is the only commercial idling-reduction alternative that provides significant value to all key stakeholders in the trucking industry without imposing additional costs:

(1) Fleet owners save money from reduced fuel cost, maintenance expenses and engine wear; additionally, fleets enjoy the benefits of a driver recruitment and retention tool.

(2) Travel center operators realize a new and significant revenue stream with little or no capital outlay since they receive lease consideration from us; our technology has been endorsed by travel center associations and franchisees of national travel center chains.

(3) Truck drivers enjoy a quieter, cleaner resting environment with a clean supply of heat, air and many of the “creature comforts” of a private home, including convenient communication and entertainment options such as internet access, cable television and movies-on-demand.

(4) Communities and the environment benefit from (i) improved highway safety as a result of reduction of truck drivers’ sleep deprivation and (ii) better air quality as a result of decreased noxious emissions. Through March 31, 2007, we estimate that our ATE® system has eliminated approximately 136,787 metric tons of air emissions and has helped to conserve approximately 12.9 million gallons of fuel.

We were incorporated in the State of Delaware on June 20, 2000 and, until 2003, were in the development stage. During the development stage, we established our financial and operational plans, raised capital through the sale of common and preferred stock, refined our prototype service platform for installation at travel centers, established contacts with potential customers, acquired equipment and premises and hired and trained employees. We began to operate our business in 2003.

In December 2005, we sold $320.0 million of discount notes and warrants. The net sales proceeds of approximately $234.8 million is being used to fund the expansion of our ATE® system network throughout the United States, and to fund interim operating losses. We establish our service facilities at travel centers, truck stops, fleet terminals and other locations nationwide. As of March 31, 2007, our ATE® system was installed in 7,156 parking spaces at 108 locations across 29 states, and we had provided more than 12.9 million hours of service.

Our Strengths

Compelling Value Proposition.  We believe that our ATE® system is the most cost-effective commercial idling-reduction alternative on the market, providing benefits for all relevant stakeholders:

(1) Benefits for Fleet Owners.  Truck fleets operate in a low margin business environment and as such, fleet owners are increasingly concerned with their profitability and, in particular, the cost of diesel fuel. Our ATE® system eliminates the need for idling during federally-mandated resting periods for drivers, saving approximately one gallon of diesel fuel per hour of idling and reducing engine wear and maintenance expense. In addition to reducing idling fuel costs, our ATE® system allows fleet owners to (i) improve driver turnover, which has historically exceeded 100% annually, and related recruiting costs; (ii) enable remote driver safety training; and (iii) improve communication between fleet owners and drivers; and (iv) reduce frequency of parking lot accidents.

(2) Benefits for Travel Center Operators.  Our ATE® system provides travel center operators a new and significant revenue stream with little or no capital outlay and no ongoing operating expense. Travel center operators provide truck parking spaces as an inducement to purchase fuel, restaurant meals, truck maintenance, showers, laundry and other retail products. Currently, few travel centers charge for parking spaces. Under our arrangements with travel centers, they receive lease consideration from us. We believe that the installation of our ATE® system will continue to generate more customer traffic and increase the potential for higher margin retail sales for the travel center operators. Additionally, many travel center operators have found that the parking lot redesign associated with an ATE® installation results in better traffic flow and less parking lot accidents.

(3) Benefits for Truck Drivers.  Our ATE® system allows drivers to enjoy in-cab “creature comforts” and other services during federally-mandated resting periods. Under the Department of Transportation’s, or DOT’s, “hours of service rule,” truck drivers are required to rest a minimum of 10 hours after driving a maximum of 11 hours. By using our ATE® system, a driver can park in a quieter area and breathe temperature controlled, filtered and UVC light treated air, relax from the stress of driving on congested highways with “just-in-time” freight delivery, rest better over longer periods of time away from home and communicate better with friends and family with many home conveniences (e.g. satellite TV, Internet access, on-demand movies) in the privacy of their cab. In addition, our ATE® system creates easier parking in low light conditions, reducing truck accidents at travel centers especially late at night, and drivers’ downtime caused by injuries.

(4) Benefits for Communities and the Environment.  The reduction of idling by truck drivers significantly reduces air pollution, conserves energy and promotes highway safety. Air emissions resulting from idling significantly impact regional air quality and the ability of local communities to comply with the EPA’s National Ambient Air Quality Standards. The substantial public benefits of our ATE® system have been validated by the grants that have been awarded to the Company over the past six years by the Department of Transportation, the Department of Energy, and various state and local agencies. We were also given the 2003 EPA Clean Air Excellence Award.

Strong Relationship with Travel Center Operators.  We have long-term agreements with travel center owners and operators and three of the four largest national commercial travel center chains for the right to install ATE®-equipped parking spaces at over 600 different locations. These key locations at major interstate interchanges and along high volume travel routes help ensure our access to a majority of the long-haul trucks in the nation, and are critical to our plan to build a nationwide ATE® system network. In addition, many travel center operators have responded to driver requests to establish no idling “quiet” zones in their parking lots so that truck drivers can rest comfortably while using our ATE® systems and services without the aggravation of truck idling noise and fumes in close proximity to their trucks. These “quiet” zones are now being implemented as part of the new ATE®-equipped travel center installations.

Significant Barriers to Entry.  Our first-mover advantage, intellectual property and agreements with fleet owners create significant barriers to entry. We are the first company to develop a unique, commercially viable solution for travel center electrification. We believe we have gained a significant competitive advantage by creating a recognizable brand in the trucking industry and changing the way professional drivers rest and sleep in their long-haul trucks.

(1) Capital-Intensive Industry.  We spent five years and over $100 million developing, engineering, testing and refining our service delivery module and proprietary software interface and installing our ATE® systems at the first 24 sites. In addition, we sold approximately $320 million of discount notes and warrants in 2005. The net sales proceeds of approximately $234.8 million allowed us to commence the implementation of a nationwide expansion of our ATE® system network.

(2) Intellectual Property.  We have been issued two patents by the U.S. Patent and Trademark Office that provide broad protection of our product. In November 2002, we were issued a patent to protect our business of providing convenience services to a stationary vehicle allowing the vehicle to conserve fuel and reduce noise and particulate matter emissions by shutting off the engine. This patent has coverage in the United States and will expire in February 2020, subject to payment of customary maintenance fees. We currently have pending patent applications to expand this patent coverage in Canada and Mexico.

In March 2004, we were issued a patent in the United States that protects our system for delivering services, including features allowing for remote equipment management. This patent has coverage in the United States and will expire in September 2022, subject to payment of customary maintenance fees. We currently have pending patent applications to expand this patent coverage to Australia, Brazil, Canada, China, Costa Rica, Israel, Japan, Mexico and the European Union. Additionally, we have applied for other patents seeking to broaden patent coverage of our technology.

We also have three registered service marks that have been issued in the United States: IdleAire®, ATE® and ATE Advanced Travel Center Electrification®.

(3) Contractual Customer Base.  We have agreements with over 2,000 fleets pursuant to which fleet owners pay for the basic services we provide their truck drivers. Adoption and payment of our basic services by fleet owners promotes usage of our ATE® systems.

Proprietary Solution Addressing a Large, Untapped Market Opportunity.  Owners and drivers of the approximately 1.3 million diesel trucks with sleeper cabs that are used in long-haul service represent our primary market. We estimate that many of these trucks idle a significant percentage of their useful life. Long-haul truck drivers regularly park and idle for extended periods at travel centers, fleet terminals, distribution centers, seaports, border crossings, transfer locations and rest areas along interstate highways and turnpikes. We have chosen to focus the deployment of our ATE® systems initially on the approximately 232,800 parking spaces nationwide in approximately 2,200 commercial travel centers with a minimum of 50 parking spaces. Additionally, we completed two fleet terminal installations in 2006.

Evolving Regulatory Environment.  The Environmental Protection Agency (“EPA”) estimates that idling by long-haul trucks contributes 11 million tons of carbon dioxide, 180,000 tons of oxides of nitrogen and 5,000 tons of particulate matter into the air annually. Air emissions resulting from idling significantly impact regional air quality and the ability of local communities to comply with the EPA’s national air quality standards. Many states have anti-idling laws and regulations that are designed to reduce air pollution from emissions. However, anti-idling regulations historically have not been enforced partly because no alternatives to idling were available. This practice is changing as pressure from environmental and energy conservation regulatory agencies continue to increase. The reduction of idling by truck drivers will significantly reduce air pollution, conserve energy and promote highway safety.

Experienced and Proven Management Team.  Our senior management team has significant experience in high growth companies including the areas of operations, finance, manufacturing, construction, network operations, customer support and sales and marketing. Several of our senior management members previously worked together in the creation, growth, operation and sale of a large Internet service provider and have a demonstrated capacity for managing larger, high growth organizations. Additionally, members of the management team played key roles in two initial public offerings, have successfully managed high growth companies and have had significant experience in the transportation, trucking and travel center industries.

Our Strategy

Build and Operate a Nationwide ATE® System Network.  We believe that an expansion of our ATE® network will strengthen our appeal and accelerate the use of our products and services by fleet owners, travel center operators and truck drivers nationwide. Our strategy is to install our systems at convenient locations at such a density that drivers can plan their resting periods at our sites. For the initial nationwide expansion of our ATE® system network, we have strategically targeted high traffic travel centers located along major interstate highways with a minimum of 100 parking spaces, and that provide high quality driver amenities, have a good layover location, are located within an EPA non-attainment region, and have close proximity to one of our existing regional installation sites. We currently expect to have 165 sites in operation by December 31, 2007. Upon completion of our nationwide ATE® system network build-out, we believe there will be ATE® -equipped sites within two-hour driving intervals on a significant portion of the major freight routes throughout the U.S.

Expand Long-Term Agreements for Truck Idling Locations.  We have secured parking spaces through agreements with travel center owners and operators and two of the three largest travel center chains: TravelCenters of America and Pilot Travel Centers. We will seek to continue to secure additional parking spaces by entering into long-term agreements with operators of commercial travel centers, fleet terminals and other locations where trucks park and idle.

Continue to Attract Truck Fleet Owners.  We provide a compelling value proposition to fleet owners including a discounted cost of basic services below the cost of diesel fuel burned during idling, reduced engine wear and maintenance, driver safety training and education, driver recruitment and retention benefits, and reduced truck stop accidents. We estimate that there are approximately 85,000 long-haul fleet operators, with approximately 1.3 million long-haul trucks with sleeper cabs nationwide. To strengthen our appeal and accelerate the use of our products and services by truck drivers, we plan to continue to market our services to fleet owners, including an account management strategy focused on market penetration and system usage.

Focus on Customer Service and Target Marketing Efforts at Truck Drivers.  Truck drivers are the end-users of our ATE® systems. Every day, they make the ultimate purchasing decision whether to park their trucks at one of our ATE® -equipped locations and if so, what services to purchase. We will continue to train our site representatives and customer support staff to provide only top quality customer service. We will target our on-site marketing efforts to educate truck drivers on the obvious benefits of using our ATE® systems to enhance occupancy rates and hours of usage.

Continue to Seek Grant Funding.  Significant government grants continue to be available to companies that aid in air pollution reduction, energy conservation and highway safety. Due to the significant public benefits of our ATE® systems, we have historically been successful in obtaining government grants. Through March 31, 2007, we have invoiced over $19.8 million in cumulative-to-date grants, including grants for reimbursement of the capital costs incurred for installation of our ATE® systems. Much of our current grant funds come from the Department of Transportation’s (“DOT”) Congestion Mitigation and Air Quality (CMAQ) program and are driven by regions currently in non-attainment status exploring innovative means to avoid the EPA’s economic development and highway construction fund regulatory sanctions. Advanced Travel Center Electrification® is more cost effective than all but one of the technology categories reviewed in an examination of the CMAQ program. Only Inspection and Maintenance Programs (which identify high-emission vehicles and force repairs, retrofits, or vehicle scrapping) are more cost-effective.

Our Product

Our ATE® system consists of an in-cab service module that is connected via a reinforced flexible hose to an energy efficient external heating, ventilation and air-conditioning unit mounted on an overhead truss. Drivers can easily connect the service module to their truck cab window with our inexpensive, impact resistant plastic window adapter. The service module includes a Pentium-class microcomputer with a touch screen and color liquid crystal display (LCD), filtered air supply and return vents, satellite television connection, USB connections for computer accessories and two internal and two external 120 VAC electrical outlets, which can be used for electric shore power and fuel and engine block heating. Once the service module has been inserted into the window adapter and the driver has logged in using a credit card, fleet card, prepaid card or an IdleAire® membership card, the driver can control all of the functions of the system from a simple, easy-to-use touch screen computer. The ATE® system’s HVAC unit uses a compact, commercial grade compressor and strip heater designed to operate at minimal cost and provide dependable operation over a wide range of climates and weather conditions. Each individual ATE® unit is connected to our nationwide, secure, proprietary network, allowing us to operate remotely our on-site ATE® systems, providing payment processing, trouble-shooting and customer service 24 hours a day, seven days a week.

We provide basic services that include in-cab heating and air-conditioning, electric power, satellite television, Internet access, local telephone, customer support and other services. We charge our customers an hourly rate which is subject to periodic adjustments. We believe that our hourly rate will continue to represent significant savings over the fuel consumed, engine wear and maintenance costs from engine idling. The high price of diesel will only aid in the acceleration and acceptance of our ATE® systems. We also offer drivers premium services, such as movies-on-demand, premium satellite television, high-speed Ethernet and wireless Internet access and long distance telephone service at an additional charge. Premium services available to fleet owners include computer-based driver training courses providing ongoing safety training and highway accident litigation risk management. We also sell ancillary products, such as window adapters, coaxial cables and computer accessories.

Our travel center locations and fleet terminals are staffed 24 hours a day, seven days a week by a team of site representatives to sell our services to professional drivers, train drivers on the system’s operation and solve driver issues. In addition, site representatives are an integral part of our customer service team and perform customer support tasks requested by our call center, as well as daily preventative maintenance to minimize any unscheduled service calls.

Our Expansion Plan

Our ATE® network expansion plan includes site selection, securing commitment of additional travel center partners, design and approval of site layouts, supply chain procurement of site-specific materials, construction, site acceptance testing, staffing and training.

In choosing the travel center sites for our expansion plan, we have used the following site selection criteria for each new “core” site: (i) a demonstrated supply of parked, resting trucks surveyed at each travel center by counting (at 4 to 6 hour intervals for 3 to 5 days) the number of trucks parked, trucks idling, curtains pulled (i.e. driver’s sleeping), and dropped trailers; (ii) a good layover location with high quality driver amenities such as a 24-hour restaurant, clean showers, laundry facilities, etc.; (iii) a minimum of 100 truck parking spaces and with capacity for us to install ATE® in up to 40% of the available parking spaces; (iv) preferably located in the southern U.S. where hot weather is expected to contribute to a higher demonstrated usage rate; and (v) within close proximity (i.e. approximately one to two hour driving distance apart) to an existing IdleAire® regional installation site. In building some of our early sites, we have made exceptions where pilot projects were undertaken on a non-commercial basis with public partners or were funded by air quality grants that stipulated the locations where our ATE® systems could be installed. The attractiveness of our service is dependant on the ability of truck drivers to access the service along their routes without additional time and fuel consumption costs. We believe our expansion plan will provide sufficient coverage and density to make our services attractive to both long-haul truck drivers and fleet owners. At an average size travel center consisting of 67 installed spaces, we anticipate capital expenditures of approximately $1.0 million, or about $15,000 a space.

We have designed the ATE® system erection, assembly and installation procedures to minimize or eliminate major disruption of daily business at travel centers. Moreover, the nature of the installation is relatively simple and involves mostly on-site electrical work, since the major components are pre-constructed off-site and shipped to each location for assembly. After the receipt of all necessary permits and approvals, erection and assembly, including the installation of all electrical and communications utilities, takes on average 50 to 60 days. Our ATE® system uses modular components. We use proven in-house construction teams for the deployment of new sites. The site construction, integration and checkout is performed by proven regional general contractors and subcontractors with oversight management performed by our in-house construction management team.

Our initial expansion has been targeted toward travel center locations; however, in order to reach the approximately 1.3 million of parked long-haul truck drivers idling each day, we will also continue to install our ATE® systems at fleet terminals, and explore the installation at sea ports, distribution centers, border crossings and other “congregation points” for truck drivers hauling goods for one or more companies. Fleet terminals are positioned nationwide and generally are used by fleet owners for maintenance, refueling, “hours of service” resting, safety training, dispatch logistics, driver recruiting and customer service. As of March 31, 2007, our ATE® system was operating in two fleet terminals.

Regulatory Environment

We believe the following government mandates and regulations will continue to fuel growing demand for our systems and services.

DOT’s Hours of Service Rule

Effective October 1, 2005, the DOT’s Federal Motor Carrier Safety Regulations require property carriers and commercial motor vehicle drivers to obtain necessary rest and restorative sleep while they are on extended duty, which we refer to as the “hours of service rule.” In summary, the hours of service rule provides that:

(1) Drivers must rest 10 or more consecutive hours after driving 11 hours in any 14-hour on-duty window;

(2) The 14-hour on-duty window may not be extended with off-duty time for meal and fuel stops;

(3) There is a prohibition on driving after being on duty 60 hours in 7 consecutive days, or 70 hours in 8 consecutive days, but drivers can “restart” the 7/8 day period anytime a driver has 34 consecutive hours off duty; and

(4) Commercial motor vehicle drivers using the sleeper berth provision must take at least 8 consecutive hours in the sleeper berth, plus 2 consecutive hours either in the sleeper berth, off duty, or any combination of the two.

The Clean Air Act Amendments of 1990

Among other things, the Clean Air Act Amendments of 1990 authorize the EPA to set emission standards for the country, called National Ambient Air Quality Standards, or NAAQS. The NAAQS limit the allowable concentrations of the following “criteria pollutants” in outdoor air: ozone, sulfur dioxide, particular matter, lead, nitrogen oxide and carbon monoxide. The EPA, or any state with delegated authority by the EPA, enforces the minimum standards set in the NAAQS. If an area does not meet the NAAQS for a particular pollutant, it is designated as a “non-attainment” area. Once an area is designated as non-attainment, a state implementation plan, or SIP, must be submitted to the EPA detailing the actions, stationary source control measures and schedule to reduce the levels of criteria pollutants that cause the state or region to be within the “non-attainment” category. The SIPs require EPA approval, although states retain discretion as to how best to achieve the NAAQS. A state or locality may suffer severe penalties if it fails to achieve the emission reductions specified in the SIP. Such penalties or sanctions include limiting business/industry expansion and withholding federal highway and other funding which could adversely affect the local economy. After the EPA approves the SIP, a state’s emission control strategies are incorporated into “air operating permits” issued for all major sources of air pollution, which contribute to the area’s non-attainment designation. If the EPA rejects a state’s SIP, and the state does not satisfactorily revise it, the EPA is authorized to develop its own air quality plan, a Federal Implementation Plan or FIP, for the state. A FIP typically includes more aggressive emission control strategies than those cited in the rejected SIP.

If a new source of air pollution is built or an existing source is modified in a way that increases, or has the potential to increase, emissions, a “new source” permit may need to be obtained to ensure that the emissions will not degrade clean air areas or interfere with plans to “attain” the NAAQS in non-attainment areas. Facilities with either new or modified sources must control emissions through the use of “best available control technology” or “lowest achievable emission rate,” depending on the location of the source. A facility attempting to meet these standards must comply with the “new source” permitting requirements (including installation of appropriate emission controls and acquiring emission off-sets).

Certain provisions of the Clean Air Act Amendments encourage the use of market-based principles in the SIP, such as emission banking and/or trading of certain criteria pollutants, as a control measure to assist in achieving attainment of a NAAQS or to meet emission off-set requirements in permitting a facility’s new or modified sources of air emissions. A facility can purchase emission reduction credits (“ERCs”) from a state emissions bank or market trading system to meet the new source permitting emissions off-set requirements.

State Anti-Idling Regulations

The current state anti-idling laws and regulations are designed to reduce air pollution from emissions. Historically, anti-idling regulations have not been enforced partly because no alternatives to idling were available.

This practice is changing as pressure from environmental and energy conservation regulatory agencies continues to increase.

Suppliers

We outsource to third-party suppliers the manufacture and assembly of our ATE® systems. Suppliers of the more significant ATE® components include the following: (i) Eaton Electrical for intelligent truss manufacture and assembly; (ii) Guangzhou Hong Shan Refrigeration Technology for HVAC units manufacture; (iii) Cisco Systems for networking and information technology components; (iv) DirecTV for satellite TV; and (v) LodgeNet for movie content.

Strategic Alliance with J. J. Keller & Associates, Inc.

In April 2007, we entered into a Licensing/Distribution Agreement with J. J. Keller & Associates, Inc., a leader in providing regulatory and compliance solutions to the motor carrier industry. This agreement gives us the exclusive license over the next three years to provide in-cab delivery of J. J. Keller’s comprehensive video-based commercial motor vehicle driver training and transportation safety-related materials. This service offering allows drivers to receive their much needed training at any one of our 118 locations nationwide without having to be routed back to the fleet’s headquarters.

Research and Development

We have made substantial investments in research and development of our ATE® hardware, software, networking and information technology. For the fiscal years ended December 31, 2006 and 2005, we spent approximately $122,000 and $192,000, respectively. Members of our research and development team work closely with our sales, marketing, operations, maintenance and customer support staff to develop revenue sources, improve the performance and cost of the existing components, and reduce downtime. Our research and development team is divided into three teams: engineering, information technology (IT) and software development.

Employees

As of March 31, 2007, we had 1,147 full-time and 164 part-time employees who work primarily in the areas of site operations, customer support, research and development, sales, customer service and management. To our knowledge at this time, none of our employees is represented by any union. As we continue to deploy systems nationwide, we expect to hire additional employees to operate and maintain the systems. We believe that our relations with our employees are good.

Competition

We believe there are no companies providing a comprehensive in-cab solution of heating and air conditioning, electric power, communications and entertainment services to parked vehicles. We compete through a combination of convenience, range of services offered, value provided to the truck owners, truck drivers and travel center partners, operating cost and equipment reliability. Set forth below are some of the competing alternatives to our ATE® technology.

Auxiliary Power Units (APUs).  APUs are one of several “on-board” competing alternatives that provide only part of our ATE® solution and reduce, but do not eliminate, emissions. APUs produce electricity from a diesel or gasoline engine that powers an HVAC unit and other electrical devices. APUs are attractive because they can be operated in almost any resting place and have enjoyed limited market penetration. However, the significant upfront equipment and installation cost, operating costs coupled with reliability, lack of widely available repair and maintenance locations, lack of driver communication and entertainment options, emissions from a smaller diesel engine, including sleep disturbing noise, additional operating costs from the weight of the APU and HVAC units and fuel usage have limited market acceptance.

Battery Systems.  On-board battery systems are an idle reduction alternative that utilizes stored electrical energy in high density batteries to power HVAC units and other in-cab electrical devices. Like APUs, these battery systems are attractive because they can be operated in almost any resting place and without emissions. However, the significant upfront equipment cost, inadequate energy capacity for extreme temperature conditions, lack of driver communication and entertainment options, and additional operating costs from the weight of the battery and the HVAC unit has limited the market acceptance of on-board battery systems.

Engine Optimizers.  An engine optimizer is a device installed in a truck which turns the diesel engine on and off based on a thermostat setting. While this technique does reduce engine idling, we believe drivers typically do not like this solution because the constant but irregular diesel engine startup and shut down vibration inhibits rest more than the noise and vibration of idling, which is relatively constant. Engine optimizers are typically not adjustable nor easily disabled by the truck drivers.

Truck Stop Electrification (TSE).  The TSE concept installs a 120 VAC or 220 VAC electrical power outlet or shore power in the travel center parking lot and an auditable billing method and/or equipment that would allow operators to charge for the service. The TSE concept requires trucks to either be wired for 120 VAC electrical power, or carry on-board an inverter to convert 12 VDC to 120 VAC power only to provide electrical power for HVAC or a driver’s ancillary devices.

We believe that a small number of the 1.3 million long-haul trucks have been electrified. As of December 31, 2006, we believe there was only one TSE-installed site in operation. We believe TSE has not gained widespread market acceptance because it requires travel center owners to make a significant capital outlay to install electrical outlets in their parking lots, and truck fleet owners to invest significant capital in either retrofitting trucks or purchasing trucks that are already equipped with electric powered HVAC. The on-board equipment required for TSE also reduces the available payload, increases on-the-road fuel consumption and requires additional hardware maintenance, which is typically not conveniently available, if at all.

Other alternatives for drivers who idle their trucks include renting motel rooms, hiring team drivers and simply shutting off a truck while resting.

Motel Rooms.  We believe that professional long-haul drivers rarely rest overnight in motel rooms because most motels do not provide parking or heavy asphalt driveways for trucks with 53 foot trailers. Further, our market research indicates that drivers do not want to leave their personal possessions and expensive cargo in an unattended truck and lodging cost is usually not paid by the fleet owner.

Team Drivers.  Two team drivers can take turns to drive 24 hours a day without violating the “hours of service” rule. However, based on a recent field study, the quality and depth of sleep is usually worse on the road for team drivers. While the truck is in motion, the noise and motion environment in the sleeper cab typically inhibits a driver’s sleep. Therefore, companies have a difficult time recruiting and retaining team drivers because co-drivers have to share a very small workspace and sleeping space 24 hours a day.

Stop Idling.  Truck drivers are generally not willing to completely shut off their trucks while resting as it is extremely difficult to maintain a comfortable temperature in a sleeper cab with the engine turned off. Even in mild weather, truck drivers are unlikely to leave the windows open because travel centers can be extremely unsafe environments and the concentration of noxious fumes from other parked, idling trucks can create a noisy and emissions-filled resting environment.

Description of Property

Our executive, administrative and operating offices are located in approximately 26,000 square feet of leased office space in Knoxville, Tennessee. We also lease approximately 4,100 square feet for our customer support call center. During 2006, we entered into long-term lease agreements for our corporate space. The 26,000 square feet lease expires on February 28, 2013; the 4,100 square feet lease expires on March 31, 2010, with an option to renew for two additional five-year periods. The annual rent obligation for the combined space is $488,597.

Our information technology operation occupies approximately 7,500 square feet of leased office space on adjacent property. We entered into a one year lease agreement on this property on July 21, 2006. The lease agreement expires on July 31, 2007 and the 2007 rent obligation is $52,500.

Our warehouse and systems configuration facilities are located in approximately 20,000 square feet of leased office space at 640 Business Park in Knoxville, Tennessee. Approximately 7,000 square feet of that space serves as a warehouse for construction and re-supply material for our local and remote sites. This lease expires on October 31, 2009, with an option to renew for two additional one-year periods. The annual rent obligation on the lease is $151,835.

Our principal engineering, testing and research facility is located in approximately 6,700 square feet of leased office and warehouse space at BasePointe Business Park in Louisville, Tennessee, a suburb of Knoxville, Tennessee. We entered into a five-year lease agreement on this property during March 2007. The lease expires on March 30, 2012 and the annual rent obligation is $75,634.

In the ordinary course of business, the Company reconfigures and makes improvements to leased office and warehouse space. Expenditures for these types of activities over the next year are not expected to be significant. All leased property and contents are adequately covered by insurance. We believe that our leased office and warehouse space are generally in good condition and suitable to carry on our business. We also believe that, if required, suitable alternative or additional space will be available to us on commercially reasonable terms.

Legal Proceedings

On November 27, 2006, we were served with a complaint by Chiaphua Industries Limited (“Chiaphua”) in the U.S. District Court for the Eastern District of Tennessee, alleging that by our termination of a Manufacturing and Sales Agreement with Chiaphua dated April 2004, we have breached the contract and have interfered with certain advantageous business relationships with Chiaphua. The complaint does not specify an amount of damages. We believe we have meritorious defenses to all of the claims asserted in this action and will continue to vigorously defend our position. A Motion to Dismiss the Complaint was filed on March 5, 2007 and the plaintiff subsequently filed an amended complaint. On May 7, 2007, we filed our reply brief in support of the Motion to Dismiss the First Amended Complaint. A hearing has not yet been set on this Motion.

During 2005 and 2006, we maintained professional services contracts with PB Constructors, Inc. (“PB”), a shareholder vendor, for consulting and construction program management services. On April 13, 2007, PB and its affiliate, CTV Holdings, Inc., served a complaint on us alleging, among other things, that, by making payments in stock instead of in cash, we had failed to satisfy our payment obligations of allegedly approximately $3 million allegedly due under a Program Management Services Agreement, dated August 17, 2004, an Agreement for Professional Services, dated November 29, 2004, and an Agreement for Professional Services, dated January 1, 2006. PB also alleged that by having our internal staff perform construction program management services, we had deprived it of the material benefits of its agreements with us. PB also is seeking consequential damages of not less than $20 million, including PB’s alleged loss of profits from the performance of services under the foregoing contracts. On May 29, 2007, we filed a Demand for Arbitration with the American Arbitration Association in Atlanta, Georgia of all of the claims in the complaint. On May 31, 2007, we filed a motion in the Supreme Court of the State of New York, New York County, to compel arbitration of the claims in the complaint and to stay the action pending arbitration. We will vigorously defend our position.

We are subject to various legal proceedings which arise in the ordinary course of business. While management believes that the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company, we cannot assure you that that will indeed be the case.

RISK FACTORS

Investing in the notes involves substantial risks. Investors should carefully consider the risks and uncertainties described below and all of the other information contained in this prospectus before making an investment decision. Investors should consider other factors they think are relevant and should conduct their own independent investigation of the Company, its industry and market before deciding to invest. This section and various other sections of this prospectus contain forward-looking statements that involve risks and uncertainties. As mentioned above, actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus. If any of the following risks or uncertainties actually occurs, the Company’s business, operating results or financial condition may be materially adversely affected.

Risks Related to the Exchange Offer

You may not be able to sell the outstanding notes if you do not exchange them for the new notes.

If you do not exchange your outstanding notes for new notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer as stated in the legend on the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are:

•	Registered under the Securities Act;

•	Offered or sold pursuant to an exemption from the Securities Act and applicable state securities laws; or

•	Offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We have no plan to register the outstanding notes under the Securities Act.

There is no established trading market for the outstanding notes, and you may not be able to sell them quickly or at the price you paid.

The outstanding notes have not been registered under the Securities Act or any state securities laws and are subject to certain transfer and resale restrictions. Any transfer or resale must be made in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom. We do not intend to apply for the notes to be listed on any security exchange or to arrange for quotation on any automated dealer quotation systems. You may not be able to sell your outstanding notes at a particular time or at favorable prices. We cannot assure you as to the liquidity of any trading market for the notes. As a result, you may be required to bear the financial risk of your investment in the notes, for an indefinite period of time.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the outstanding notes. Any such disruptions could adversely affect the prices at which you may sell your outstanding notes. In addition, subsequent to their initial issuances, the outstanding notes may trade at a discount from the initial offering price of the outstanding notes, depending on the prevailing interest rates, the market for similar notes, our performance and other factors, many of which are beyond our control.

You must comply with certain procedural requirements in order to participate in the exchange offer.

Issuances of new notes in exchange for outstanding notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of outstanding notes desiring to tender such outstanding notes in exchange for new notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See the discussion below under the heading “Plan of Distribution” for more information.

Risks Related to the Notes

Our substantial level of indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of March 31, 2007, we have outstanding debt of approximately $243.6 million, not including the availability of additional indebtedness of up to $25.0 million that we may borrow under any future senior revolving credit facility. Additionally, notwithstanding our substantial indebtedness, if we satisfy certain debt coverage tests, we could issue additional notes and incur further indebtedness. If new debt were to be incurred in the future, the related risks could intensify.

Our substantial indebtedness could have important consequences to you and significant effects on our business. For example, it could:

•	Make it more difficult for us to satisfy our obligations under the notes and our other indebtedness;

•	Result in an event of default if we fail to satisfy our obligations under the notes or our other indebtedness or fail to comply with the financial and other restrictive covenants contained in the indenture or any future senior secured credit facility, which event of default could result in all of our indebtedness becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such indebtedness;

•	Require us to dedicate a substantial portion of our cash flow from our business operations to pay our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, general operational requirements and other purposes;

•	Limit our ability to obtain additional financing for working capital, capital expenditures and other activities;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Increase our vulnerability to general adverse economic and industry conditions or a downturn in our business; and

•	Place us at a competitive disadvantage compared to competitors that are not as highly leveraged.

We expect to obtain the necessary funds to pay our expenses and the amounts due under the notes primarily from our operations. Our ability to pay our expenses and make these payments therefore depends on our future performance, which will be affected by financial, business, economic, legislative and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations in the future, and our anticipated growth in revenue and cash flow from operations may not be realized, either or both of which could result in our being unable to repay indebtedness, including the notes, or to fund other liquidity needs. If we do not have sufficient funds, we may be required to sell assets or incur additional debt. There can be no assurance that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the notes and our ability to pay the amounts due under the notes.

The indenture governing the notes imposes, and any future revolving credit facility will impose, significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the notes imposes, and any future revolving credit facility will impose, significant operating and financial restrictions on us. These restrictions will limit or prohibit, among other things, our ability to:

•	Incur additional indebtedness or issue certain preferred stock;

•	Pay dividends, redeem subordinated debt or make other restricted payments;

•	Issue capital stock of our subsidiaries;

•	Designate our subsidiaries as unrestricted subsidiaries;

•	Change our line of business;

•	Transfer or sell assets, including capital stock of our subsidiaries;

•	Make certain investments or acquisitions;

•	Grant liens on our assets;

•	Enter into certain transactions with affiliates; and

•	Merge, consolidate or transfer substantially all of our assets.

In addition, we may also be required under any future revolving credit facility to meet certain financial ratios and financial condition tests. See “Description of the New Notes — Certain Covenants.”

Events beyond our control could affect our ability to meet these financial ratios and financial condition tests and to comply with other provisions under any future revolving credit facility. Our failure to comply with these obligations could cause an event of default under any future revolving credit facility. If an event of default occurs under any future revolving credit facility, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest under such facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing such facility. An event of default under any future revolving credit facility could result in an event of default under our other debt instruments, including the notes. In the event of a default under any future revolving credit facility (whether or not a cross default is triggered), there can be no assurance that we would have sufficient assets to repay all of our obligations, including the notes. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to any future revolving credit facility or the indenture governing the notes and may be on terms that are not advantageous to you.

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes, and the collateral securing the notes may be reduced under certain circumstances.

The proceeds of any sale of collateral available to holders of the notes following an Event of Default with respect to the notes may not be sufficient to satisfy, and may be substantially less than, amounts due on the notes. No appraisal of the value of the collateral has been made in connection with this offering. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. By its nature, some or all of the collateral may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in its liquidation. To the extent that permitted liens and other rights granted to other parties (including the lenders under any revolving credit facility and any other debt in the future that is permitted to be secured by the same assets securing the notes) encumber any of the collateral securing the notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the collateral agent under the collateral documents for the benefit of itself, the trustee and the holders of the notes to realize or foreclose on the collateral. Consequently, we cannot assure you that liquidating the collateral securing the notes would produce proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any creditors with prior liens (including the lenders under any revolving credit facility and any indebtedness that we may incur in the future that may mature earlier than the notes and is secured by the same collateral). Also, we cannot assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes following their acceleration. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes and any other debt secured by the same collateral, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our and the guarantors’ remaining assets and, in the context of a bankruptcy case by or against us, will mean that you may not be entitled to receive interest payments or reasonable fees, costs or charges due under the notes and may be required to repay any such amounts already received by you.

In addition, under the terms of our proposed intercreditor agreement, the lenders to any future revolving credit facility will have the right, in certain circumstances to dispose of, release or foreclose on or otherwise deal with the collateral securing the notes. As a result, the holders of the notes may not have the ability to make these decisions or ensure that sufficient collateral is securing the obligations under the notes.

The indenture governing the notes and the agreements governing our other secured indebtedness may also permit us to designate one or more of our restricted subsidiaries, if any, as an unrestricted subsidiary. If we designate an unrestricted subsidiary, all of the liens on any collateral owned by the unrestricted subsidiary and any guarantees of the notes by the unrestricted subsidiary will be released under the indenture but not under any future revolving credit facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim (ahead of the notes) on the assets of such unrestricted subsidiary and its subsidiaries.

Your right to receive proceeds from the sale of collateral securing the notes will be subject to prior claims of lenders under any future revolving credit facility and, in the future, we may incur additional debt ranking pari passu with the notes, that will also be secured by the collateral.

Any future revolving credit facility will be secured by substantially all of our and any guarantors’ assets (other than certain excluded assets), subject to permitted liens and other limitations. The indenture governing the notes permits additional debt to be incurred that may also be secured by the same collateral that secures the notes. The security interests securing the notes and the guarantees will be contractually subordinated pursuant to the proposed intercreditor agreement to the prior lien under any future revolving credit facility on substantially all of our and the guarantors’ assets. Any future pari passu debt that is also secured by the collateral will rank pari passu with the notes. That future pari passu debt may have a scheduled maturity that is prior to the scheduled maturity of the notes. As a result, holders of the notes will receive distributions from any foreclosure proceeds of any of our and the guarantors’ assets only after borrowings under any future revolving credit facility have been paid in full and any distributions may also be diminished to the extent any pari passu debt is incurred and secured by the same collateral. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes would have only an unsecured claim against our and the guarantors’ remaining assets for the deficiency.

Although the collateral agent will be granted a security interest for the benefit of the holders of the notes in the equipment comprising our ATE® systems, such equipment could be considered “fixtures” under the law of the states in which our ATE® systems are deployed, in which case the collateral agent’s security interest in our equipment could be subject to competing creditors’ claims.

Under Article 9 of the Uniform Commercial Code, or the UCC, as adopted in all of the states where we have deployed and plan to build out our ATE® system network, the equipment comprising our ATE® systems is our personal property under the UCC, and a security interest in this equipment may be perfected by filing a financing statement with the Secretary of State of the State of Delaware, where we are organized. Under the law of each state where we have deployed or plan to build out our ATE® system network, there is some risk that once our equipment is deployed and attached to the real estate owned by the travel center operator or fleet owner, that equipment could be deemed a “fixture” under the law of the state where such real property is located. If our equipment were deemed a fixture in any such instance, such fixtures could become subject to the competing claims of the secured creditors of such travel center operator or fleet owner in the real property comprising that travel center or fleet dispatch center. If this were to occur, the collateral agent’s security interest in that equipment could be impaired and the collateral agent’s ability to realize the value of the collateral represented by that equipment could be materially and adversely affected. The collateral agent does not intend to make local fixture filings in each county where our ATE® system is deployed.

Your right to exercise remedies with respect to certain collateral will be limited.

The rights of the holders of the notes with respect to the collateral securing the notes will be limited pursuant to the terms of an intercreditor agreement to be entered into between the trustee under the indenture and the administrative agent and lenders under any future revolving credit facility. Under the proposed intercreditor agreement, if our future revolving credit facility is not terminated or our obligations thereunder are outstanding, any actions that may be taken in respect of any of our and the guarantors’ assets, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings will be limited and, in certain cases, only controlled and directed by the administrative agent and lenders under such revolving credit facility, and the collateral agent, on behalf of the holders of the notes, will not have the ability to control or direct such actions, even if the rights of the holders of the notes are or may be adversely affected. Additional releases of collateral from the liens securing the notes are permitted under some circumstances. See “Description of the New Notes — Collateral.”

The ability of the collateral agent to foreclose on the collateral may be limited pursuant to bankruptcy laws.

The right of the collateral agent, as a secured party under the collateral documents for the benefit of itself, the trustee and the holders of the notes, to foreclose upon and sell the collateral upon the occurrence of a payment default is likely to be significantly impaired by applicable bankruptcy laws, including the automatic stay provision contained in Section 362 of the Bankruptcy Code. Under applicable federal bankruptcy laws, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and use collateral even though that debtor is in default under the applicable debt instruments so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the Notes would be made following commencement of, and during the pendency of, a bankruptcy case, whether or when the collateral agent could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, if a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, holders of Notes would hold “under-secured claims.” Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney’s fees for “under-secured claims” during a debtor’s bankruptcy case.

None of our future foreign subsidiaries or unrestricted domestic subsidiaries, if any, will guarantee the notes. If any of our future foreign subsidiaries or unrestricted domestic subsidiaries, if any, becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us. Consequently, your claims in respect of the notes effectively would be subordinated to all of the existing and future liabilities of our future foreign subsidiaries and our unrestricted domestic subsidiaries, if any. In addition, because a portion of the collateral may in the future consist of pledges of a portion of the stock of our foreign subsidiaries, the validity of those pledges under local law, if applicable, and the ability of the holders of the notes to realize upon that collateral under local law, to the extent applicable, may be limited by such local law, which limitations may or may not affect such liens.

Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the collateral agent’s security interest in the collateral.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a change of control, as defined in the indenture, we will be required to offer to purchase the notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest to the date of purchase. See “Description of the New Notes — Repurchase upon Change of Control.”

We cannot assure you that, if a change of control offer is made, we will have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the change of control offer. If we are required to purchase notes pursuant to a change of control offer, we would be required to seek third-party financing to the extent we do not have available funds to meet our purchase obligations. There can be no assurance that we will be able to obtain such financing on acceptable terms to us or at all. Accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the holders of the Notes the rights described in “Description of the New Notes — Events of Default.”

In addition, the events that constitute a change of control under the indenture may also be events of default under our new senior revolving credit facility. These events may permit the lenders under our senior revolving credit facility to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our specified assets, thereby limiting our ability to raise cash to purchase the notes and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

A court could avoid the guarantees under fraudulent conveyance laws or certain other circumstances.

All of our future domestic restricted subsidiaries will guarantee the notes. If any such subsidiary guarantor becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, then under federal or state fraudulent conveyance laws a court in the relevant jurisdiction might avoid or cancel such subsidiary guarantor’s guarantee of the notes. The court might do so if it found that, when such subsidiary guarantor provided its guarantee, it received less than reasonably equivalent value or fair consideration for such guarantee and either:

•	Was insolvent or was rendered insolvent by reason of such guarantee;

•	Was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	Intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the fraudulent transfer or conveyance statutes); or

•	Was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied).

The court might also avoid a guarantee, without regard to the above factors, if it found that the guarantor provided its guarantee with actual intent to hinder, delay or defraud its current or future creditors.

In the United States, a court likely would find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration in exchange for its guarantee if the value received by such guarantor were found to be disproportionately small when compared with its obligations under such guarantee or, put differently, it did not benefit, directly or indirectly, from the issuance of the notes. If a court avoided a guarantee, you would no longer have a claim against the guarantor or against any of its assets securing the guarantee. In addition, the court might direct you to repay any amounts already received from the guarantor or from the proceeds of a foreclosure on any of its assets. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another subsidiary guarantor or from any other source.

Each guarantee will state that the liability of each subsidiary guarantor thereunder is limited to the maximum amount that the subsidiary guarantor can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, ensure that the guarantees will be in amounts sufficient, if necessary, to pay obligations under the notes when due.

Because the notes were issued with original issue discount, U.S. holders of notes will be required to include accrued original discount in gross income for U.S. federal income tax purposes before such amounts are received in cash.

The outstanding notes were sold as part of a unit. Each unit comprises one $1,000 principal amount note and one warrant to purchase 126.8063 shares of our common stock. Because the issue price of each unit was allocated between the note and the warrant, the notes will be treated for U.S. federal income tax purposes as having been issued with original issue discount and will be subject to provisions in the Internal Revenue Code and the Treasury Regulations thereunder applicable to original issue discount. As a result, each “U.S. holder,” as defined under the heading “Certain United States Federal Income Tax Consequences,” of a note generally will be required to include original issue discount in gross income in advance of the receipt of cash attributable to such income. In addition, such holders will be required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. See “Certain United States Federal Income Tax Consequences.”

Risks Relating to the Company’s Business and Industry

We have a limited operating history, and neither our historical results of operations, nor our business and financial expectations, may be an accurate indicator of our future operating results or business prospects.

We have a limited operating history, which makes an evaluation of our business and prospects very difficult. Our business and financial plans are based on assumptions, such as a nationwide expansion of our ATE® system network, adoption rate, occupancy rate, price increase of our services, the mix of our retail and discounted prices and other estimates that management believes are reasonable, but are necessarily speculative in nature. Actual results will likely vary from our plans and such variations may be material. As a result, neither our historical results of operations nor any forward-looking information regarding future expectations may give you an accurate indication of our future results of operations or our business prospects.

We have a history of net losses and an accumulated deficit of $175 million at March 31, 2007. We cannot guarantee if, when and the extent that we will become profitable, or that we can maintain profitability once it is achieved.

We are not currently profitable. We recorded a net loss of $21.9 million for the three months ended March 31, 2007. We expect to continue to incur and report net losses at least through 2007. Our future operating results over both the short and long term will be subject to factors, many of which are beyond our control. These factors include, among other things, the following:

•	Costs associated with our national expansion plan and the build-out of our ATE® system network;

•	Continued success in securing additional parking spaces for installation of our ATE® systems;

•	Market acceptance of our ATE® technology;

•	High diesel prices;

•	Changes in the regulatory environment;

•	Adoption of our technology by fleet owners and usage by truck drivers; and

•	Changes in general economic conditions.

We cannot assure you that we will achieve profitability or positive cash flow from operating activities in the future, or will generate sufficient cash flow to service our current or future working capital or debt requirements, including our Discount Notes.

Since inception, we have incurred losses every fiscal quarter through March 31, 2007. We expect to incur increasing operating expenses as we continue to install our ATE® systems throughout the country. We are currently experiencing negative operating margins and negative cash flows from operations as the cost of operating our ATE® system network exceeds the revenue generated from the usage of the ATE® system network. We cannot provide any assurance that we will achieve profitability, when we will become profitable, the sustainability of profitability should it occur, or the extent to which we will be profitable. Our ability to become profitable is dependent in part upon successful expansion of our ATE® systems nationwide, and achieving greater utilization of our ATE® systems.

We cannot accurately predict the size of the idling-reduction market, and it may be smaller or slower to develop than we expect.

Although our primary market of the approximately 1.3 million long-haul diesel trucks with sleeper cabs in the U.S. is seemingly large, we cannot accurately predict the size of the market that is receptive to idling alternatives. Currently, there are several idling-reduction technologies available in the market. However, adoption has been limited. Although many states have anti-idling laws and regulations designed to reduce air pollution from emission, many of these regulations have not been enforced historically.

Our long-term growth will depend on the number of truck fleets and drivers who adopt idling alternatives, and how quickly they adopt them. We began operating our ATE® business in 2003. To further develop the market for idling alternatives, we will need to continue to devote significant resources to marketing and other business development activities. Developing a market for idling alternatives takes time and it may take us longer than we expect. In the event that we are successful in developing a growing market for idling alternatives, we may find the market smaller than we expect.

The trucking industry is highly fragmented and regulated.

Our target customers in the trucking industry are a disparate group, including operators of travel centers, owners of truck fleets and drivers. Some travel center operators and truck fleet owners are small companies that are not well-versed in industry trends or new methods of doing business. As a result, we may not be able to establish a consistently effective method for marketing our systems and programs to such industry participants.

The trucking industry is highly regulated and there can be no assurance that the government agencies will not adopt new policies or regulations that could adversely affect our business, results of operations and financial condition.

The jurisdiction of the DOT and the EPA, as well as similar state agencies, extends to the trucking industry, our customers and the products and services that we currently sell to our customers. DOT and EPA regulations are subject to varying interpretations which may evolve over time. If compliance with the current regulations is not actively enforced by these agencies, our business could be materially adversely affected. We cannot assure you that future regulations will not have a material adverse effect on our business and operating results.

Our success is dependent on the market acceptance of our ATE® systems.

Our ATE® technology has growing, but still relatively limited, adoption. At the ATE® -equipped sites, we have been, and are, educating truck drivers about the benefits of using our ATE® systems and that our ATE® systems provide a superior alternative to idling. Lack of acceptance by the truck drivers would make it difficult for us to grow our business. Despite the obvious benefits of the ATE® systems, we may have difficulty gaining widespread or rapid acceptance of the ATE® systems for a number of reasons including:

•	our failure to educate the truck drivers of the benefits for using the ATE® systems;

•	truck drivers’ unwillingness to change their idling habits; and

•	the introduction of competing products or services in the market.

We will require significant capital to complete our nation-wide ATE® system expansion plan , and financing may not be available to us on reasonable terms, if at all.

We are in a capital intensive industry. At an average size travel center consisting of 67 installed spaces, the capital expenditures involved is approximately $1.0 million, or about $15,000 a space. Completion of the nationwide expansion of our ATE® system network will require significant amounts of capital. We began operating our ATE® system in 2003 and we have not yet achieved widespread market acceptance. We may not be able to generate sufficient cash flow to meet the capital needs required for the completion of our nationwide expansion plan. If our existing capital resources are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or issue convertible debt securities. Any sale of additional equity or issuance of convertible debt securities will result in dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing when needed, we may be required to delay our nationwide expansion plan, reduce the scope of, or eliminate one or more aspects of our business development activities, all of which could adversely affect the growth of our business. As of March 31, 2007, we have deposited approximately $14.7 million with our vendors and suppliers to secure our short-term purchase obligations. In the event we need to delay our expansion plan due to insufficient financing, there could be a delay involved in the refund of these deposits, and our financial situation may be further strained as a result.

As we continue the nationwide expansion of our ATE® system network, we may have difficulty managing our growth and expanding our operations successfully.

As we continue the nationwide expansion of our ATE® system network, we may need to expand our construction, sales, marketing and internal accounting activities. We will need to manage relationships with the rapidly growing numbers of employees, partners and customers. Failure to effectively manage any of these relationships may lead to legal disputes and unnecessary litigation. Our growth will continue to place a significant strain on our managerial, operational and financial resources. To manage the growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employees, including our customer service representatives. There can be no assurance that our systems, procedures or controls will be adequate to support our operations.

Our business is subject to seasonal volatility and our operating results may fluctuate on a quarterly and annual basis.

Our business is subject to seasonal volatility, with a larger portion of sales typically realized during the summer and winter months of each fiscal year due to the weather. Accordingly, this may create variability in our sales revenues between periods, depending on the severity of weather patterns. While we believe that our network expansion and increasing fleet acceptance of our ATE® system may reduce seasonality for future periods, there is no assurance that will indeed be the case.

We depend upon our key personnel to run our business and manage our business growth. The loss of any one of them could have a materially adverse effect on our business, operating results and financial condition.

Our success depends largely upon the continued contributions of our experienced senior management team and our ability to attract and retain qualified personnel. The relationships and reputation that our key employees have established and continue to maintain with government agencies, travel center operators and our manufacturing and service strategic partners are key to our success. Competition for qualified personnel is highly intense and no assurance can be made that we will be able to retain our key employees or that we will be able to attract and retain additional qualified personnel in the future. The loss of any of our officers or key personnel could impair our ability to identify and secure new installation agreements and strategic partnerships, and in turn materially adversely affect our ability to manage the growth of our business.

Although we are in active negotiation with travel centers, travel center operators and truck fleet owners to expand our network coverage, our expansion plan may not succeed as quickly as anticipated, if at all.

Our success in expanding our network coverage depends on our ability to market our ATE® system to travel center operators and truck fleet owners and obtain building permit approvals from local municipal planning agencies. If these parties do not find our value proposition compelling because of travel center maintenance shop or truck wash expansion, ground lease extensions or other reasons, or require extensive and costly improvements prior to issuing a building permit, our plan to install a nationwide network of our ATE® systems could be delayed. Although we also plan to install our ATE® systems at fleet terminals, distribution centers, seaports and border crossings, there is no assurance that we will be successful in penetrating those markets on terms that are acceptable to us, or at all.

We rely on third-party suppliers for the manufacture and assembly of our ATE® systems, and may not be able to meet the schedule of our expansion plan if our suppliers cannot meet the specific quantity and quality requirements.

We rely on third-party suppliers for the manufacture and assembly of our ATE® system. In the event that certain of these suppliers are unable or unwilling to provide us with certain specific components on commercially reasonable terms, or at all, delays in securing alternative sources of supply would result and could have a material adverse effect on our operations. We cannot assure you that our current suppliers will at all times dedicate sufficient production capacity to satisfy our requirements within scheduled delivery times, or at all. Failure or delay by our suppliers in fulfilling our anticipated needs would have an adverse effect on our ability to install our ATE® systems. General economic downturns or factors such as labor strikes, supply shortages, product defects, or safety recalls of particular equipment, affecting those manufacturers with whom we have a strategic partnership would also likely have a material adverse effect on our business.

We rely on electrical power utilities and communications companies, including Internet and bandwidth providers, data centers, satellite communications and mobile network providers, to provide their services to customers through our ATE® systems. If these companies cannot provide reliable access or if there are failures or delays in providing such services, our ability to service our customers would be negatively impacted, which could materially adversely affect our business, operating results and financial condition.

Electrical power utilities, communications companies and internet content providers must be able to deliver their services to us reliably so that we can provide our customers with entertainment and communication services. If not, we will be limited as to what services we can offer to our customers, and the quality of our overall product offering will suffer. Signal interference, service interruptions or system failure could lead to customer dissatisfaction and complaints, damage our reputation, and cause delay in the expansion of our system network nationwide.

We rely on vendors, including data center and bandwidth providers. Any disruption in the network access or collocation services provided by these providers or any failure of these providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business. We exercise little control over these vendors, which increases our vulnerability to problems with the services they provide. Any errors, failures, interruptions or delays in connection with these technologies and information services could harm our relationship with customers, adversely affect our brand and expose us to liabilities.

Our systems are also heavily reliant on the availability of electricity. If we were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly and their fuel supply could be inadequate during a major power outage. This could result in a disruption of our business.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of customers and cause us to incur expenses to make architectural changes.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computing power we will need. We have spent and expect to continue to spend substantial amounts on the purchase and lease of data centers and equipment and the upgrade of our technology and network infrastructure to handle increased traffic on our web sites and to roll out new products and services. This expansion is expensive and complex and could result in inefficiencies or operational failures. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and our users’ experience could decline. This could damage our reputation and lead us to lose customers. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

We could experience system failures and capacity constraints, which could materially adversely affect our business and operating results.

To be successful, our systems must be able to operate 24 hours a day, 7 days a week without interruption. We must protect our equipment and data against damage from human error and from “acts of God” that could cause loss or corruption of data or interruptions in our services. We have business interruption insurance, but such insurance may be insufficient to compensate us for losses relating to system failures or may not provide coverage under certain particular circumstances. If we were unable to maintain uninterrupted service to our customers, such interruptions could:

•	Cause customers to seek damages from us for losses incurred;

•	Require us to incur expenses, either earlier or in amounts greater than originally planned, to replace existing equipment, expand facilities or add redundant facilities;

•	Damage our reputation of reliability;

•	Cause customers and others to cancel contracts with us; and

•	Make it more difficult for us to attract new customers.

As a result, our business, financial condition and results of operations could be materially adversely affected.

Unauthorized disclosure of data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation or cause us to lose customers.

Maintaining the security of our networks is an issue of critical importance for our customers because our services involve the storage and transmission of proprietary, confidential data and customer information, including truck fleet financial data and personal information, such as debit or credit card numbers. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate our ATE® system. If our security measures, or those of our contractors handling our customers’ information, are breached as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted. Successful penetration of our network security could have a negative impact on our reputation and could lead our existing and potential customers to choose not to use our ATE® system or services. Even if we do not encounter a security breach ourselves, a well-publicized breach of the consumer data security of any major consumer website could lead to a general public loss of confidence in the use of the Internet, which could diminish the attractiveness of our systems and service offerings.

We may not be able to protect our intellectual property, brands or technology effectively, or we may be subject to claims of infringement.

We rely upon a combination of patents, service marks and other rights to protect our intellectual property. We cannot assure you that our patent applications will be allowed or that our patents or service marks will not be challenged by third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. There can be no assurance that the actions we have taken to protect our intellectual property rights will be successful, particularly in foreign jurisdictions where the laws may not protect our intellectual property rights as fully or in the same manner as the laws of the United States. From time to time it may be necessary for us to enforce our intellectual property rights against third parties. We also may be subjected to claims by others that we have violated their intellectual property rights. Even if we prevail, we may be exposed to expensive litigation and time-consuming diversion of our resources. If we are unsuccessful protecting our intellectual property rights, we risk jeopardizing our competitive position and engineering advantage. The occurrence of any of these factors could diminish the value of our patents, service marks or other intellectual property, increase competition in our industry and negatively impact our sales volume and revenues.

We are unable to predict the future availability of governmental grants.

Through March 31, 2007, we have been awarded approximately $46.2 million in cumulative-to-date grants of which we have invoiced approximately $19.8 million and received approximately $17.2 million. Of the remaining $26.4 million in grant monies not yet invoiced, such amounts will become collectible as additional sites are constructed. However, there can be no assurances that all such amounts will be collected. We have also applied for other funding under the DOT’s Congestion Mitigation and Air Quality (CMAQ) Program which is designed to assist communities in attaining the EPA’s air quality standards. Although we believe that we will receive additional grants, as well as other sources of governmental funding in the future, there can be no assurance that we will in fact receive such additional funding or that the amounts of funding we do receive will not be less than what we currently anticipate.

We have incurred increased legal and financial compliance costs common to publicly held companies as a result of becoming a reporting company under SEC rules in July 2006.

Since becoming a reporting company under the SEC rules, we have incurred significant legal, accounting and other expenses associated with our public company’s reporting status that we did not incur as a private company. We have incurred and will continue to incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002. These rules and regulations have significantly increased our legal and financial compliance costs and could make some of our future capital-raising activities more time-consuming and costly, and have made it more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers since becoming a reporting company under the SEC rules.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require the Company to document and test its internal controls over financial reporting beginning with the fiscal year ending December 31, 2007. Additionally, beginning with the year ending December 31, 2008, Section 404 will require an independent registered public accounting firm to: (i) report on management’s assessment as to the effectiveness of these internal controls over financial reporting; and (ii) independently opine on the effectiveness of these internal controls over financial reporting. Any delays or difficulty in satisfying these requirements could cause our shareholders to lose confidence in us and adversely affect our ability to raise additional financing through sale of equity or debt securities.

Section 404 of the Sarbanes-Oxley Act requires us to maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing in fiscal 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting, and report management’s conclusion as to the effectiveness of these internal controls over financing reporting. Commencing in fiscal 2008, an independent registered public accounting firm must provide an attestation report on management’s assessment as to the effectiveness of these internal controls over financial reporting and independently opine upon the effectiveness of these internal controls over financial reporting. Compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, our shareholders could lose confidence in the reliability of our financial statements and our ability to list any classes of our securities on any national stock exchange or to raise additional financing through sale of equity or debt securities will be adversely affected. During the audit and preparation of our financial statements as of and for the year ended December 31, 2006, our independent auditors communicated to us that they identified significant deficiencies in our internal controls. However, such deficiencies are not deemed to be material weaknesses. Also, despite the communication of these findings, our independent auditors issued an unqualified opinion on our December 31, 2006 financial statements. We will continue to devote significant time and resources to designing and implementing improved internal controls and procedures.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive outstanding notes in a principal amount equal to the principal amount of the new notes. We will cancel all outstanding notes so received upon completion of the exchange offer.

We issued $320.0 million in principal amount of the outstanding notes to the initial purchasers of those notes and received net proceeds of approximately $201.6 million after deducting expenses and commissions. We continue to use the net proceeds from the issuance of the outstanding notes to install our ATE® systems on major interstate truck traffic corridors in the continental United States, and to fund interim operating losses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at March 31, 2007. The table should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and our financial statements, related notes and other financial information appearing elsewhere in this prospectus.

As of March 31,
2007

Cash and cash equivalents	$24,729,639
Short-term trading securities	14,900,000
Restricted cash and investments	15,090,948

Total cash and investments	$54,720,587

Debt:
Secured convertible notes	$100,000
Senior secured discount notes due 2012	243,519,984

Total debt	243,619,984

Equity (deficit):
Preferred stock	101,178,857
Common stock	48,801
Additional paid-in capital	52,706,674
Stockholder subscription receivable	(925,000)
Treasury stock at cost	(200,000)
Accumulated deficit	(174,940,216)

Stockholder’s equity (deficit)	(22,130,884)

Total Capitalization	$221,489,100

THE EXCHANGE OFFER

Purpose of the Exchange Offer

When we sold the outstanding notes in December 2005, we entered into a registration rights agreement with the initial purchaser of those notes. Under the registration rights agreement, we agreed to file with the SEC by September 30, 2007, a registration statement for the exchange of the outstanding notes for new notes registered under the Securities Act. This prospectus is a part of the registration statement we have filed to satisfy our obligation to conduct an exchange offer. We agreed to use our best efforts to cause this registration statement to be declared effective by the SEC by December 30, 2007. We also agreed to conduct this exchange offer for not less than 20 business days after the date notice of the exchange offer is mailed to the holders of the outstanding notes and to use our reasonable best efforts to keep this registration statement effective until the exchange offer is completed. We are required to pay additional interest and issue warrants to purchase additional shares of our Common Stock to the holders of the outstanding notes whose notes are subject to transfer restrictions if:

•	by September 30, 2007, the registration statement for the exchange of the outstanding notes for new notes registered under the Securities Act has not been filed;

•	by December 30, 2007, the registration statement for the exchange of the outstanding notes for new notes registered under the Securities Act is not declared effective;

•	the exchange offer has not been consummated on or before January 30, 2008; or

•	any registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose during a period in which it is required to be effective.

The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on [           ], 2007, or such later date and time to which we, in our sole discretion, extend the exchange offer.

The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the outstanding notes, except that the new notes being issued in the exchange offer:

•	will have been registered under the Securities Act; and

•	will not contain transfer restrictions, registration rights and additional interests that relate to the outstanding notes.

Notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes;

•	if any of the conditions set forth below under “ — Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

How to Tender Outstanding Notes for Exchange

When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender outstanding notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wells Fargo Bank, N.A,. the exchange agent, at the address set forth below under the heading “ — The Exchange Agent”; or

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the Depository Trust Company, or DTC, must transmit an agent’s message to the exchange agent at the address set forth below under the heading “ — The Exchange Agent.”

In addition, one of the following must occur:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, referred to as a “book-entry confirmation,” which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date, including the letter of transmittal and the instructions thereto, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or any power of attorney, such persons should so indicate when signing, and must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that, among other things, the person acquiring new notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the new notes. If any holder or any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of our company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes, such holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for the outstanding notes, where such outstanding securities were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue new notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any notes for exchange.

For each outstanding note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of new notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the issue date of the outstanding notes, or, if interest has been paid, the most recent date to which interest has been paid. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of liquidated damages to the holders of the outstanding notes under certain circumstances relating to the timing of the exchange offer.

In all cases, we will issue new notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If, for any reason set forth in the terms and conditions of the exchange offer, we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “ — The Exchange Agent” on or prior to the expiration date of the exchange offer; or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under “— Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder of those notes without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account maintained with DTC for the outstanding notes. The outstanding notes will be returned or credited to this account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “ — How to Tender Outstanding Notes for Exchange” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Additional Interest

The holders of outstanding notes are entitled to a payment of Additional Interest under the following circumstances (“Registration Default”):

•	by September 30, 2007, neither the registration statement for the exchange of the outstanding notes for new notes registered under the Securities Act nor the shelf registration statement has been filed;

•	by December 30, 2007, neither the registration statement for the exchange of the outstanding notes for new notes registered under the Securities Act nor the shelf registration statement is declared effective;

•	the exchange offer has not been consummated on or before January 30, 2008; or

•	any registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose during a period in which it is required to be effective.

Additional Interest shall accrue on the outstanding notes over and above any stated interest at a maximum rate of 1.0% per annum. Such Additional Interest will be payable in cash. As soon as the Company cures the Registration Default, the interest rate on the outstanding notes will revert to its original level.

Conditions to the Exchange Offer

We are not required to accept for exchange, or to issue new notes in the exchange offer for, any outstanding notes. We may terminate or amend the exchange offer at any time before the acceptance of outstanding notes for exchange if:

•	any federal law, statute, rule or regulation is adopted or enacted that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to either (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	there is a change in the current interpretation by staff of the SEC that permits the new notes issued in the exchange offer in exchange for the outstanding notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder that is an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes acquired in the exchange offer are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of the new notes;

•	there is a general suspension of or general limitation on prices for, or trading in, securities on any national exchange or in the over-the-counter market;

•	any governmental agency creates limits that adversely affect our ability to complete the exchange offer;

•	there is any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer;

•	there is a change or a development involving a prospective change in our businesses, properties, assets, liabilities, financial condition, prospects, operations, results of operations taken as a whole, that is or may be adverse to us; or

•	we become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the new notes to be issued in the exchange offer.

The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. If we do so, the exchange offer will remain open for at least three business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

The Wells Fargo Bank, N.A. has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Main Delivery To:

Wells Fargo Bank, National Association, as Exchange Agent

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:
Wells Fargo Bank, N.A	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
MAC — N9303-121	MAC — N9303-121	Northstar East Building
Corporate Trust Operations	Corporate Trust Operations	12th floor
P.O. Box 1517	Sixth Street & Marquette Avenue	Corporate Trust Services
Minneapolis, MN 55480-1517	Minneapolis, MN 55479	608 Second Avenue South
Minneapolis, MN 55402

Facsimile (eligible institutions only): (612) 667-4927
Telephone Inquiries: (800) 344-5128

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer, except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their outstanding notes in exchange for new notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the Confidential Information Memorandum Supplement dated December 28, 2005. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Consequences of Exchanging Outstanding Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the new notes may be offered for resale, resold or otherwise transferred by holders of those new notes, other than by any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act. The new notes may be offered for resale, resold or otherwise transferred, without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the new notes issued in the exchange offer are acquired in the ordinary course of the holder’s business; and

•	the holder, other than a broker-dealer, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the new notes issued in the exchange offer.

However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

(1) it is not our “affiliate” as defined in Rule 405 of the Securities Act;

(2) it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer;

(3) it is acquiring the new notes issued in the exchange offer in the ordinary course of its business; and

(4) it is not acting on behalf of a person who could not make representations (1)-(3).

Each broker-dealer that receives new notes for its own account in exchange for outstanding notes must acknowledge that:

(1) such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

(2) it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of new notes issued in the exchange offer.

Furthermore, any broker-dealer that acquired any of its outstanding notes directly from us:

(1) may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

(2) must also be named as a selling holder of the new notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the new notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the new notes. We have agreed in the registration rights agreement that, prior to any public offering of transfer restricted notes, we will register or qualify or cooperate with the holders of the new notes in connection with the registration or qualification of the notes for offer and sale under the securities laws of those states as any holder of the notes reasonably requests in writing. Unless a holder so requests, we currently do not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements, including the related notes and the other financial information appearing elsewhere in this prospectus, as well as the risks described in the “Risk Factors” section. The following discussion contains forward-looking statements. See “Disclosure Regarding Forward-Looking Statements.”

Overview

IdleAire Technologies Corporation is the leading provider of in-cab idle reduction, driver work environment, communication, safety and other training services to the long-haul trucking industry through its patented advanced travel center electrification, or ATE® system. We believe that our ATE® system is the only commercial idling reduction alternative that provides significant value to all key stakeholders in the trucking industry without imposing additional costs. Our existing ATE® network includes travel centers, truck stops and fleet terminals nationwide. As of March 31, 2007, our ATE® network was installed in 7,156 parking spaces at 108 locations across 29 states, and we had provided more than 12.9 million hours of service.

How We Generate Revenue

We generate revenues principally from the sale of basic and premium services, ancillary products, and from government grant monies earned, as follows:

•	Basic and premium services. Basic services include HVAC and shore power electricity, basic satellite television (20 channels), unlimited local telephone and Internet access. Our basic services are charged hourly, with a one hour minimum. The retail rate per hour for basic services was $2.18 as of March 31, 2007 and December 31, 2006, with an approximate 15% discount for fleets and gold members. To obtain the discount rate for basic services, a fleet company must sign a fleet contract. Premium services include premium satellite television (46 channels), movies-on-demand, Ethernet or wireless based Internet access, unlimited long distance telephone service, and driver training modules. These services are generally sold in packages or blocks of time. Additionally, basic and premium services include revenues from the amortization of annual gold card membership sales. The Gold Card membership allows members to purchase our products and selected services at a discount. Any driver may purchase a gold membership for $10 which is effective for 6 months. For the three months ended March 31, 2007 and 2006, revenues from basic and premium services accounted for 92.3% and 90.8% of our net product revenues, respectively. For the years ended December 31, 2006 and 2005, revenues from basic and premium services accounted for 90.4% and 89.8% of our net product revenues, respectively.

•	Ancillary products. Ancillary products include window adaptors, telephones, computer accessories including keyboards, Ethernet and Wi-Fi cards, remotes and coaxial and power cables. For the three months ended March 31, 2007 and 2006, revenues from the sale of ancillary products accounted for 7.7% and 9.2% of our net product revenues, respectively. For the years ended December 31, 2006 and 2005, revenues from the sale of ancillary products accounted for 9.6% and 10.2% of our net product revenues, respectively.

•	Amortization of grants. Through March 31, 2007, we have been awarded approximately $46.2 million in cumulative-to-date grant assistance from governmental agencies, which is net of grants withdrawn, expired or terminated. Through March 31, 2007, we have invoiced over $19.8 million and have received approximately $17.2 million in cumulative-to-date funds. Grant revenues consist of amortization of grant funds received and recognized as follows: (i) grants with continuing service requirements are recognized on a straight-line basis over the life of the contract; (ii) grants designated for funding of revenue-generating equipment are recognized on a straight-line basis over the life of the respective equipment; and (iii) grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant.

Trends in Our Business

In December 2005, the Company sold $320.0 million of discount notes and warrants. The net proceeds of approximately $234.8 million is being used to fund the installation of ATE® units at numerous additional sites around the United States and to fund interim operating losses. Our current network expansion plan, initiated during the first quarter of 2006, includes the installation of our ATE® systems in approximately 13,000 parking spaces, of which we have completed 6,032 spaces through March 31, 2007.

The following table summarizes our site deployment activity as of the end of each fiscal quarter since December 2005:

	Total Sites
		Fleet
Site Analysis	Travel Centers	Terminals	Other		Total

December 31, 2005	21	—	3	(1)	24
March 31, 2006	22	—	3		25
June 30, 2006	34	—	3		37
September 30, 2006	64	2	1		67
December 31, 2006	96	2	1		99

March 31, 2007	105	2	1		108

(1)	Included 2 rest stops and 1 distribution center.

Key performance indicators for our business include the following:

•	Occupancy — calculated as the total amount of hours of ATE® system time used by our customers divided by the total amount of hours available for ATE® system use, assuming 24-hour availability for every parking space. We analyze occupancy to evaluate utilization overall as well as individual site performance. Annual occupancy was 19.5% and 19.9% for 2006 and 2005, respectively. Year-to-date occupancy was 17.1% and 16.6% for the three months ended March 31, 2007 and 2006, respectively. On an aggregate basis, current quarter occupancy also includes start-up time associated with new sites. For our “core comp” sites (opened for at least one year), annual occupancy averaged 25.0% for 2006, and occupancy for the first quarter of 2007 averaged 22.2%.

•	Fleet Usage — calculated as the percentage of hours used by fleet customers as compared to total hours used. Annual fleet usage was 36.4% and 25.6% for 2006 and 2005, respectively. Fleet usage was 44.0% and 36.7% for the first quarters of 2007 and 2006, respectively. We believe this is an important metric as it validates the “network effect” on growing usage.

We provide our services at a cost that is significantly less than the cost of diesel fuel burned during idling. Our ATE® system reduces the need for idling during federally-mandated resting periods for drivers, saving approximately one gallon of diesel fuel per hour of idling and reducing engine wear and maintenance expense. Because of this, users of our services often compare our pricing to the average cost of diesel prices. During the first quarter of 2007, the average discounted price per hour charged for basic service was $1.85 compared with the national average price of diesel of $2.55 per gallon. During the first quarter of 2006, the average discounted price per hour charged for basic service was $1.62 compared with the national average price of diesel of $2.50 per gallon. During 2006, the average discount price per hour charged for basic service was $1.80 compared with the national average price of diesel of $2.71. During 2005, the average discount price her hour charged for basic service was $1.52 compared with the national average price of diesel of $2.40.

Historically, our business has been subject to seasonal volatility, with a larger portion of sales typically realized during the summer and winter months of the year due to the weather. We believe that our network expansion will increase fleet acceptance of our ATE® system which we expect to translate into a lower overall percentage use by more seasonal owner-operator users. We expect this may reduce seasonality in future periods.

We expect to incur net losses for the foreseeable future as we continue to deploy a critical mass network of locations, expand fleet sales efforts and grow operations. The goal is to increase our utilization and revenues to generate economies of scale which we believe, when combined with relatively flat operating expenses, will allow us to reach profitability.

Results of Operations

The following table summarizes our operations for the three months ended March 31, 2007 and 2006:

	Three Months	% of	Three Months	% of
	Ended	Net	Ended	Net
	March 31,	Product	March 31,	Product
	2007	Revenues	2006	Revenues

Statements of Operating Data:
Net revenues:
Basic and premium services, net	$5,345,256	92.3%	$1,029,077	90.8%
Ancillary product sales	448,178	7.7	104,297	9.2

Net product revenues	5,793,434	100.0	1,133,374	100.0
Grant revenues	571,677		437,997
Other revenues	97,030		81,204

Total net revenues	6,462,141		1,652,575
Operating expenses:
Direct site operating costs(1)	11,170,323	192.8	2,471,498	218.1
Cost of ancillary product sales	246,707	4.3	81,052	7.1
Depreciation and amortization	4,844,345	83.6	1,359,434	119.9
Selling, general & administrative expenses	4,992,480	86.2	3,925,499	346.4
Loss on disposal of fixed assets	122,822	2.1	18,381	1.6

Total operating expenses	21,376,677	369.0%	7,855,864	693.1%

Loss from operations	(14,914,536)		(6,203,289)
Interest expense, net	(7,021,130)		(5,739,227)

Net loss	$(21,935,666)		$(11,942,516)

(1)	Exclusive of depreciation and amortization expense, presented in a separate caption.

Total net revenues.  The growth in total net revenues was principally due to the increase in the number of ATE® -equipped sites from 25 as of March 31, 2006 to 108 as of March 31, 2007. For the three months ended March 31, 2007 compared with the three months ended March 31, 2006, the average number of ATE® -equipped spaces available for rent increased from 1,363 spaces to 6,895 spaces, total hours of usage increased from 487,402 hours to 2,551,604 hours, and the hourly rate of basic services increased 14%. Additionally, the Company collected $4,745,539 in grants during the three months ended March 31, 2007, of which $251,071 represented incremental amortization to grant revenues, less $117,391 of 2006 amortization associated with grants for which all service requirements were completed in 2006.

Direct site operating costs.  Our site level costs and expenses primarily consist of (i) salaries and benefits for a team of site representatives, (ii) lease consideration for parking spaces, (iii) cost of electricity, satellite television and movies, (iv) telephone and communications, and (v) equipment maintenance costs. As a percentage of net product revenues, direct site operating costs decreased from 218% to 193%, principally due to a reduction in site-level salaries and benefits as a percentage of net product revenues from 126% of net product revenues, or $1,430,707, for the three months ended March 31, 2006 to 119% of net product revenues, or $6,909,993, for the three months ended March 31, 2007. This is due to better leverage of existing staff and economies of scale achieved as a result of our network expansion.

Selling, general and administrative expenses.  Selling, general and administrative expenses declined as a percentage of net product revenues from 346% for the three months ended March 31, 2007 to 86% for the three months ended March 31, 2006 as the increased revenue base was able to absorb more of the fixed corporate costs.

Interest expense, net.  Net interest expense increased $1,281,903 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 due to: (i) a $1,249,144 decrease in interest income associated with a lower investing base; (ii) an increase of $1,571,559 interest expense associated with the Company’s debt; and (iii) $1,538,800 of capitalized interest during the three months ended March 31, 2007.

The following table summarizes our operations for the years ended December 31, 2006 and 2005:

	Year Ended	% of Net	Year Ended	% of Net
	December 31,	Product	December 31,	Product
	2006	Revenues	2005	Revenues

Statements of Operating Data:
Net revenues:
Basic and premium services, net	$10,911,458	90.4%	$3,827,768	89.8%
Ancillary product sales	1,152,627	9.6	435,206	10.2

Net product revenues	12,064,085	100.0	4,262,974	100.0
Grant revenues	1,512,819		1,827,528
Other revenues	400,321		261,830

Total net revenues	13,977,225		6,352,332
Operating expenses:
Direct site operating costs(1)	23,363,113	193.7	10,252,863	240.5
Cost of ancillary product sales	835,451	6.9	548,532	12.9
Depreciation and amortization	9,467,015	78.5	5,444,382	127.7
Selling, general & administrative expenses	15,968,890	132.4	13,316,195	312.4
Research and development expenses	121,745	1.0	192,388	4.5
Impairment of long-lived assets	1,303,885	10.8	—	0.0
Loss on settlement of asset retirement obligation	317,973	2.6	—	0.0
Loss on disposal of fixed assets	3,180,659	26.4	1,024,288	24.0

Total operating expenses	54,558,731	452.2%	30,778,648	722.0%

Loss from operations	(40,581,506)		(24,426,316)
Interest expense, net	(19,703,231)		(2,438,586)

Net loss	$(60,284,737)		$(26,864,902)

(1)	Exclusive of depreciation and amortization expense, presented in a separate caption.

Total net revenues.  Total net revenues increased $7,624,893, or 120%, for the year ended December 31, 2006 compared to the year ended December 31, 2005, principally due to increases in revenues from basic and premium services and ancillary product sales as follows:

•	Basic and premium services, net. Basic and premium services, net, increased $7,083,690 or 185% from 2005 to 2006, due principally to: (i) an increase in the average number of ATE® -equipped spaces available for rent from 1,329 spaces to 2,939 spaces which contributed to an increase in total hours of usage from 2,288,721 hours to 5,010,915 hours; (ii) an average annual 18% price increase to basic services; (iii) a percentage decrease in customer discounts from 20.5% to 13.3% of gross product revenues; and (iv) an increase of $1,111,269 or 127% in gross premium services.

•	Ancillary product sales. Ancillary product sales increased $717,421, or 165%, for the year ended December 31, 2006 compared to the year ended December 31, 2005, due principally to a $439,060 increase in adapter sales, a $137,053 increase in keyboard sales and a $131,614 increase in cable sales.

Operating expenses.  Operating expenses increased $23,780,083, or 77%, for the year ended December 31, 2006 compared to the year ended December 31, 2005, due principally to increases in direct site operating costs, selling, general and administrative expenses and other losses associated with impairing, retiring or disposing of long-lived assets, as follows:

•	Direct site operating costs. Our site level costs and expenses primarily consist of (i) salaries and benefits for a team of site representatives, (ii) lease consideration for parking spaces, (iii) cost of electricity, satellite television and movies, (iv) telephone and communications, (v) ancillary cost of goods sold, and (vi) equipment maintenance costs. Direct site operating costs increased $13,110,250, or 128%, from 2005 to 2006, principally due to the addition of 80 new sites. However, as a percentage of net product revenues, direct site operating costs decreased from 241% in 2005 to 194% in 2006. This decrease was principally due to a reduction in site-level salaries and benefits as a percentage of net product revenues from 156% of net product revenues, or $6,658,561, in 2005 to 111% of net product revenues, or $13,337,602, in 2006. As job duties became better defined and the number of repeat customers continued to increase, we were able to reduce staffing at each of our sites.

•	Cost of ancillary product sales. Cost of ancillary product sales increased $286,919 or 52% from 2005 to 2006, consistent with the growth in ancillary product sales. During 2006, the Company increased the volume of ancillary product sales to a level sufficient to sustain a positive margin, as compared with 2005 which experienced negative margins.

•	Selling, general and administrative expenses. Selling, general and administrative expenses increased $2,652,695, or 20%, in 2006 compared to 2005, due primarily to increases in: corporate salaries and related benefits of $2,710,356 associated with increased headcounts, occupancy and equipment costs of $1,065,385, marketing expenses of $321,401, travel costs of $334,814, and franchise and property taxes of $496,535 which were partially offset by a decrease in accounting, professional consulting and temporary labor costs of $3,005,734, which was primarily due to the Company bringing in-house site related surveying and construction activities during 2006. Selling, general and administrative expenses declined as a percentage of net product revenues from 312% in 2005 to 132% in 2006 as the increased revenue base was able to absorb more of the corporate costs and the consulting needs decreased.

•	Impairments, Disposals and Site Closures. During 2006, the Company began full-scale execution of its ATE® network expansion plan, which included use of funds raised in the 2005 Senior Discount Notes Offering and earmarked for capital expansion of “core sites” meeting certain site selection criteria. In addition, the Company identified and evaluated non-core sites which no longer complied with the new site selection criteria. Based on such evaluations, the Company opened 80 new sites, closed five non-core sites, and determined that two remaining non-core sites were impaired. Accordingly, the Company recorded a $1,303,885 impairment charge, a $317,973 loss on settlement of its asset retirement obligations and wrote off approximately $706,000 of fixed assets associated with closed or impaired sites in 2006. Additionally, during 2006, the Company determined that certain potential new sites were no longer viable candidates for short-term site construction and wrote off $562,961 of capitalized site survey costs. As a result of ongoing modification of site equipment, the Company continued to identify obsolete, damaged or unusable equipment, and wrote off such fixed assets of $1,911,698 in 2006 and $1,024,288 in 2005.

Interest income (expense), net.  Interest income increased from $89,541 in 2005 to $7,161,662 in 2006, as average investments increased as a result of the proceeds received from the December 30, 2005 Senior Discount Notes Offering. Interest expense also increased from $2,528,127 in 2005 to $26,864,893 in 2006, primarily due to interest associated with the Senior Discount Notes Offering, net of $6,755,381 in capitalized interest.

Liquidity and Capital Resources

In December 2005, we sold $320.0 million in an offering of Senior Discount Notes and Common Stock Warrants (the “Senior Discount Notes Offering”). The net proceeds of approximately $234.8 million from the Senior Discount Notes Offering are being used for our current nationwide ATE® network expansion.

Pursuant to a disbursement agreement between us and the disbursement agent, initial disbursement amounts were held by a disbursement agent in a disbursement account, shown as restricted cash and investments in the balance sheet, until the funds were needed from time to time to pay for the development, construction and operation of facilities and general corporate and other operating expenses of the Company. Subject to certain exceptions, the disbursement agent would authorize the disbursement of funds from the disbursement account upon a disbursement request containing certain certifications and identifying the purposes to which the requested funds would be applied following disbursement. The disbursement agreement allowed two disbursements a month; one in the form of a facilities disbursement and one in the form of an advance disbursement, which was limited to $10.0 million per request. As of the date of this filing, there were no more funds left in the disbursement account.

The Notes rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. The Notes are unconditionally guaranteed on a senior secured basis by any future domestic restricted subsidiaries. The Notes and guarantees are secured by substantially all of the Company’s tangible and intangible assets. In the event that we enter into a $25.0 million senior revolving credit facility, the liens on the collateral that secure the Notes and the guarantees will be contractually subordinated to the liens securing the indebtedness under such future credit facility. At this time, the Company has had only preliminary discussions with potential lenders regarding the credit facility. There is no assurance that the Company will secure such credit facility.

As of March 31, 2007, we had cash and cash equivalents of $24,729,639, short-term investments of $14,900,000, and restricted cash and investments of $15,090,948.

Cash Flows

Our operating cash inflows consist principally of cash received from customers and grant monies received from governmental agencies, not all of which result in immediate revenue recognition, for the following reasons:

•	Customers frequently purchase branded member cards and assorted prepaid plans for future use. As of March 31, 2007 and December 31, 2006, we have deferred recognition of related trade revenues of approximately $1.4 million, and $1.2 million, respectively, to future periods.

•	Through March 31, 2007, we have been awarded approximately $46.2 million in cumulative-to-date grant assistance from governmental agencies, which is net of grants withdrawn, expired or terminated. We have received approximately $17.2 million and invoiced approximately $19.8 million against these grants and, of this total, we have deferred recognition of $13.8 million of related revenue to future periods. Of the remaining $26.4 million in grant monies not yet invoiced, we expect such amounts to become collectible as additional sites are built. However, there can be no assurance that all amounts will be collected. In addition, we plan to continue our efforts to pursue other grant opportunities.

Our operating cash outflows consist principally of site operating costs and selling, general and administrative expenses. Such costs currently exceed operating cash inflows. Our site operating costs generally vary directly with site operating revenues, with the exception of salaries and benefits and depreciation of our revenue-generating equipment.

We historically have satisfied our working capital requirements primarily through sales of equity and debt securities. Cash flows from operating, financing and investing activities are summarized in the following table:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006	2005

Activity:
Operating activities	$(6,990,846)	$(1,416,609)	$(34,092,663)	$(19,731,788)
Investing activities	15,141,015	10,168,677	45,243,042	(4,254,293)
Financing activities	(52,996)	(118,464)	(443,513)	28,342,954

Net increase in cash	$8,097,173	$8,633,604	$10,706,866	$4,356,873

Operating Activities

The net cash used in operating activities of $6,990,846 and $1,416,609 for the three months ended March 31, 2007 and 2006, respectively, is due principally to our site operating expenses and selling, general and administrative expenses exceeding revenues. The change between periods is primarily due to an $8.7 million increase in operating losses less a $4.2 million increase in grant receipts.

The net cash used in operating activities of $34,092,663 and $19,731,788 for the years ended December 31, 2006 and 2005, respectively, is due principally to our site operating expenses and selling, general and administrative expenses exceeding revenues. The change between periods is primarily due to a $16.2 million increase in operating losses and the acquisition of $15.0 million in short-term trading securities.

Investing Activities

The $15,141,015 provided by investing activities during the three months ended March 31, 2007 was primarily due to the release of approximately $24.5 million of restricted cash to operations which, combined with $1.3 million of existing prepayments, was used to purchase $10.6 million of equipment used in our capital expansion plan and to fund operational losses. The $10,168,677 used in investing activities during the three months ended March 31, 2006 was primarily due to purchases and prepayments of property and equipment, less restricted cash released to operations.

The $45,243,042 provided by investing activities during 2006 was primarily due to the release of approximately $169.7 million of restricted cash to operations which was used to purchase and prepay deposits for equipment used in our capital expansion plan of approximately $124.5 million and to fund operational losses. The $4,254,293 used in investing activities during the year ended December 31, 2005 was primarily due to purchases of property and equipment, less restricted cash released to operations.

Our current ATE® network expansion plan includes the installation of our ATE® systems in approximately 13,000 parking spaces during 2006 and 2007, of which we have completed 6,032 new spaces and have 222 spaces under construction as of March 31, 2007. Capital expenditures for these 13,000 spaces are anticipated to be approximately $195 million. We plan to fund this expansion with our available cash and restricted cash, deposits made toward equipment purchases, grant monies already awarded but not yet invoiced, and work in process components previously purchased.

Financing Activities

The net cash used by financing activities of $52,996 for the three months ended March 31, 2007 included payments on capital lease obligations of $79,792, offset by $26,796 received from the exercise of stock options and warrants. This compares to net cash used in financing activities of $118,464 for the three months ended March 31, 2006, which included debt issuance costs of $135,553 offset by $17,089 received from the exercise of stock options and warrants.

The net cash used by financing activities of $443,513 for the year ended December 31, 2006 included debt financing costs incurred of $540,553 and payments on capital lease obligations of $37,227 which were offset by $134,267 received from the exercise of stock options and warrants. This compares to net cash proceeds from financing activities of $28,342,954 for the year ended December 31, 2005, which was generated principally from the issuance of preferred stock and notes, and borrowing on a bank line of credit.

At March 31, 2007, the Company had open commitments on purchase orders of approximately $61.5 million, primarily for various site equipment components pursuant to the Company’s capital expansion plans. The majority of these commitments do not have a specific contractual end date associated with them. The Company actively manages its supplier relationships in order to ensure timely receipt of necessary components, while minimizing the stockpiling of components in advance of construction.

At March 31, 2007, the Company had approximately $24.7 million of cash and cash equivalents, $14.9 million of short-term investments, $15.1 million in restricted cash and investments, and $14.7 million of deposits held by suppliers to be applied to vendor invoices related to the open commitments on purchase orders noted above. The Company has experienced and continues to experience negative operating margins and negative cash flows from operations, has not attained profitable results of operations to date, and has a deficit in stockholders’ equity at March 31, 2007. Management believes that the Company has sufficient resources to fund its open commitments on purchase orders and its operations during 2007; however, depending on the cash generated from operations over the remainder of 2007, the Company may be required to limit its site development in 2007 to assist in this regard. Additionally, the Company may be required to slow down or otherwise limit its site development activities and seek additional financing to maintain liquidity and fund its operations. Any sale of additional equity or issuance of debt securities may result in dilution to stockholders, and there can be no assurance as to the availability or terms upon which additional funding sources may be available in the future, if at all.

We are party to certain legal proceedings which arose in the ordinary course of our business. We cannot predict at this time the outcome of any of these proceedings and there is no assurance that ultimate liabilities with respect to these proceedings will not have a material adverse effect on our financial position or results of our operations.

Recently Issued Accounting Pronouncements

On January 1, 2007, the Company adopted Emerging Issues Task Force Issue No. 06-3 (“EITF 06-3”), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). Pursuant to the adoption of this standard, the Company has elected to exclude from revenue all sales taxes and any other taxes that are imposed on a revenue transaction between the Company and its customers. The adoption of EITF 06-3 had no effect on the Company’s financial statements, since this policy is consistent with prior treatment.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. At the adoption date and as of March 31, 2007, we had no uncertain tax positions and no adjustments to liabilities or operations were required.

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This new Statement defines fair value, establishes the framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although early adoption of this Statement is permitted, it will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. It will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided the Company also elects to apply the provisions of SFAS No. 157. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

Critical Accounting Policies, Judgments and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within the Company’s financial statements that require estimation, but are not deemed critical as defined below. The Company believes these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates.

Impairment of Long-Lived Assets.  When indicators of impairment are present, the Company evaluates the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets. Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

Asset Retirement Obligations.  The Company’s lease agreements with its travel centers and host sites generally contain obligations to return the leased property to its original condition upon termination of the lease. These obligations represent asset retirement obligations subject to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143. We estimate our obligations based on the amount a third party would charge us to perform such activities; historical closure activities provide a basis for those estimates. Inherent in the calculation of asset retirement obligations are assumptions regarding our credit-adjusted risk free interest rate, the rate of inflation and the expected settlement date of the obligation. Settlement dates generally represent the lesser of the estimated useful life of the constructed assets or the life of the lease, and are evaluated using site-specific facts and circumstances.

It is possible that actual results, including the amount of costs incurred and the timing of those events, could be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced as we settle these obligations.

Share-Based Compensation.  The Company accounts for share-based payments to employees in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 — revised 2004 (“SFAS 123(R)”), Share-Based Payment. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award. For awards with graded vesting, the Company has elected to recognize the expense on a straight-line basis over the requisite service period, which is the vesting period.

Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its nonvested awards outstanding at the date of adoption using the provisions of APB 25; all awards granted, modified or settled after the date of adoption are accounted for using the measurement recognition and attribution provisions of SFAS 123(R).

We use the Black-Scholes Merton standard option pricing model (“Black-Scholes model”) to determine the fair value of stock options. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the estimated fair value of the Company’s outstanding shares, the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.

The Company’s computation of expected term was calculated as the simple average of the weighted average vesting period and the contractual life of the option, as permitted by the “shortcut approach” in Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free interest rate for periods within the contractual life of the option is based on the United States treasury yield for a term consistent with the expected life of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Prior to January 1, 2006, the Company used the minimum value method to measure stock compensation cost, which excludes the effects of expected volatility. Since the Company’s stock is not publicly traded and the Company has no historical data on volatility of its stock, the expected volatility used for purposes of computing fair value is based on the historical volatility of similar public companies (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise or forfeiture of those stock-based awards in the future. Some employee stock options may expire worthless, or only realize minimal intrinsic value, as compared to the fair values originally estimated on the grant date and recognized in our financial statements. Alternatively, some employee stock options may realize significantly more value than the fair values originally estimated on the grant date and recognized in our financial statements. Currently, there is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance in SFAS 123(R) is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we may adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

MANAGEMENT AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table provides information on our executive officers and directors.

			Term on Board of
Name	Age	Position	Directors

Executive Officers
Michael C. Crabtree(1)(4)	57	President, Chief Executive Officer and Chairman of the Board of Directors	2000 to present
J. Tom Badgett(1)	62	Chief Information Officer, Co-Founder, Secretary and Director	2000 to present
James H. Price(1)(3)(4)	41	Senior Vice President, General Counsel and Director	2000 to present
Lynn R. Youngs	49	Chief Operating Officer	N/A
Paul W. Boyd	49	Chief Financial Officer and Treasurer	N/A
Other Directors
Lana R. Batts(2)	60	Director	2001 to present
David G. Everhart(1)	52	Former Chief Operating Officer, Co-Founder, and Director	2000 to present
Dan H. Felton III(2)(3)(4)	60	Director	2003 to present
Lewis Frazer III(2)	42	Director	April 2007 to present
Steve H. Kirkham(3)	60	Director	2004 to present
Thomas F. (Mack) McLarty III	61	Director	May 2006 to present

(1)	Member of Executive Committee.

(2)	Member of Audit Committee.

(3)	Member of Leadership Development and Compensation Committee.

(4)	Member of Corporate Governance and Nominating Committee.

Michael C. Crabtree serves as our President, Chief Executive Officer and Chairman of the Board of Directors since joining us in August 2000. From February 1999 to September 1999, Mr. Crabtree was a founding shareholder, member of the board of directors, Chief Operating Officer and President of the Southeast Group of OneMain.com (NASDAQ: ONEM), an Internet service provider based in Reston, Virginia. From December 1994 to March 1999, Mr. Crabtree served as Chairman of the Board of Directors and Chief Executive Officer of United States Internet, Inc., which was acquired by OneMain.com in March, 1999. Mr. Crabtree also served as a co-founder and former vice president of CTI Molecular Imaging, Inc. (NASDAQ: CTMI) from 1983 to 1989 and a board director from 1983 to 2002. Mr. Crabtree was also employed by the National Aeronautics and Space Administration (NASA) during 1969 to 1972 and a member of the NASA Kennedy Space Center launch teams for Saturn-Apollo 12, 13 and 15 moon missions. He currently serves on the boards and/or various committees of the following private organizations: East Tennessee Children’s Hospital, East Tennessee Foundation, Corridor Park Development Corporation and Gurley Lake Land & Cattle Co. Mr. Crabtree received Bachelor of Science and Master of Science degrees in Electrical Engineering and an Executive MBA, all from the University of Tennessee.

J. Tom Badgett is a co-founder and serves as our Chief Information Officer, Secretary and as a director. Prior to joining us, Mr. Badgett was co-founder, Chief Information Officer and Secretary of United States Internet, Inc., where his duties included press relations, corporate communications and technical strategies from 1993 to 1999. In addition, he designed, implemented and managed United States Internet, Inc.’s technical support division. Mr. Badgett holds a Bachelor of Arts degree in Language from the University of Tennessee and a Master of Arts in Documentary Film from the University of Tennessee.

James H. Price serves as our Senior Vice President, General Counsel and a director. Prior to joining us, Mr. Price was a shareholder with the Knoxville, Tennessee law firm of Kennerly, Montgomery & Finley. While with Kennerly, Montgomery & Finley, Mr. Price’s practice was devoted to transactional work, including business formation, taxation, reorganization, estate planning and other tax planning, and the representation of municipal and governmental clients. Mr. Price is a graduate of the University of Tennessee College of Law. Mr. Price received his Bachelor of Science Degree in Business Administration with a major in Accounting from the University of Tennessee in 1988. Mr. Price is a Certified Public Accountant and a member of the Knoxville and Tennessee Bar Associations, the Knoxville Estate Planning Council, the Tennessee Society for Certified Public Accountants and the American Institute for Certified Public Accountants.

Lynn R. Youngs serves as our Executive Vice President and effective November 2006, also as our Chief Operating Officer. Prior to joining us in August 2005, Mr. Youngs served as Vice President, Store Operations, from 1994 to 2005, and Director, Procurement & Administration, from 1993 to 1994 for Goody’s Family Clothing, Inc. (NASDAQ: GDYS), a $1.3 billion apparel retailer with over 370 stores located in 22 states, where he was responsible for procurement, store communications, store facilities, customer relations, supplies and budgeting. From 1992 to 1993 Mr. Youngs was Vice President, Sales and Marketing, Concorde Technologies, Inc. From 1985 to 1992, Mr. Youngs served as Chief Financial Officer, Controller and Manager, Governmental & Commercial Contracts for Perceptics Corporation, then a Westinghouse subsidiary. From 1980 to 1985, Mr. Youngs was a Sr. Product Accountant for Aluminum Corporation of America (ALCOA). Mr. Youngs has also taught since 1993 at the University of Tennessee’s Graduate Business Program including courses such as “Management of New Ventures.” Mr. Youngs received a Bachelor of Business Administration and a Master of Business Administration from the University of Tennessee and is a Certified Public Accountant in the State of Tennessee.

Paul W. Boyd serves as our Chief Financial Officer and Treasurer. Prior to joining us in January 2001, Mr. Boyd served as a Regional Financial Director for OneMain.com from March 1999 to December 2001. Mr. Boyd was also the Chief Financial Officer for United States Internet, Inc. from January to March 1999. From 1996 to 1999, Mr. Boyd served as Treasurer for Clayton Homes, Inc., which manufactures, sells, insures and leases lots for manufactured housing. Mr. Boyd has an accounting degree from the University of Houston, is a Certified Public Accountant in the State of Tennessee and is a member of the Tennessee Society for Certified Public Accountants and the American Institute for Certified Public Accountants.

Lana R. Batts serves as one of our directors. Ms. Batts is Managing Partner in Transportation Capital Partners, LLC, a consulting firm specializing in transportation and M&A. From 1994 to 2000, Ms. Batts served as President of the Truckload Carriers Association, which has 1,000 truckload carrier and supplier members. From 1992 to 1994, Ms. Batts served as Chief Executive Officer of the American Financial Services Association. Ms. Batts serves on the boards of directors of three private companies: PeopleNet Communications Corporation, Seabridge, Inc. and the Transportation Costing Group, Inc. Ms. Batts has a Bachelor of Arts degree in Political Science from the University of Montana and Master of Arts degree in Politics and Public Affairs from the University of Miami.

David G. Everhart is a co-founder and served as our Chief Operating Officer until he retired in October 2006. He continues to serve as a director. Previously, Mr. Everhart served as Executive Vice President of Strategic Relationships for PhoneOnline, Inc. and was a member of its advisory board from November 1993 to June 1999. Prior to joining PhoneOnline, Inc., Mr. Everhart was a co-founder, Chief Operating Officer and a director of United States Internet, Inc. Mr. Everhart studied engineering and technical design at Sarasota Junior College and computer technology at Madisonville Community College.

Dan H. Felton III serves as one of our directors. Judge Felton has been a practicing attorney for 34 years in Marianna, Arkansas, specializing in estate planning, real estate transactions, and small business counseling; served 32 years as a District Court Judge; and has served as counsel for 12 years for a regional truckload carrier. Judge

Felton serves as secretary of Dan Felton & Co. Inc. and of Felton Properties, agricultural and investment businesses. Additionally, he serves as a board member of the following: Safe Foods Corporation, President’s Arkansas Advisory Council for Winrock International, and St. Francis Levee District. Judge Felton received his Bachelor of Science, Bachelor of Arts and Jurist Doctorate degrees from the University of Arkansas.

Lewis Frazer III serves as one of our directors. Mr. Frazer is a co-founder, President and CEO of Wintellect, a software consulting and education firm recognized by Microsoft as one of the leading training companies for Windows and .NET technologies. Prior to founding Wintellect in 2000, Mr. Frazer served as Executive Vice President and Chief Financial Officer for Regal Cinemas, where he was responsible for the financial, accounting and MIS functions of the world’s largest and fastest growing theatre circuit. Mr. Frazer led the Regal Cinemas through its initial public offering in 1993, was responsible for pursuing and negotiating mergers and acquisitions, and establishing and maintaining relationships with both senior debt holders and investment bankers and led all aspects of public equity and debt offerings. He served in that role for six years until the company was sold to two leveraged buyout firms in 1998 at a valuation of $1.5 billion. Mr. Frazer received his BBA in Business from East Tennessee State University.

Steve H. Kirkham serves as one of our directors. Mr. Kirkham is an entrepreneur from Kingston, Tennessee. Mr. Kirkham is the owner of Rocky Top Markets, a regional convenience store and gasoline chain in the East Tennessee area. Previously Mr. Kirkham was President of Harriman Oil Company from 1978 to 1998 when he purchased full ownership of Rocky Top Markets. Also during that same time period he served as President of Southeastern Lubricants and Rocky Top Markets, Inc. Currently Mr. Kirkham serves as Chairman — elect of the Shell Oil Company National Wholesale Council, Chairman of the Roane County Industrial Board, and is immediate past Chairman of the Tennessee Grocers Association. Mr. Kirkham is also currently developing several shopping centers along with other commercial real estate. He has been and still is very active in many volunteer organizations in the area. Mr. Kirkham is a graduate of Tennessee Technological University in Cookeville, Tennessee, where he received a B.S. in Business Administration.

Thomas F. (Mack) McLarty III serves as one of our directors. Since 1998, Mr. McLarty has been chairman of McLarty Companies and the president of Kissinger McLarty Associates, an international advisory firm formed in partnership with former Secretary of State Henry Kissinger. Prior to 1998, Mr. McLarty worked with President Clinton in several key positions: Chief of Staff, Counselor to the President, and Special Envoy for the Americas, with over five years of service in the President’s Cabinet and on the National Economic Council, was appointed to two commissions by President George W. Bush and served President Carter as a member of the Democratic National Committee. Mr. McLarty serves as senior adviser to the Carlyle Group, a private equity firm, senior adviser to the law firm Covington & Burling, and chairman of Randall & Dewey, a leading global energy industry advisory firm. Mr. McLarty is a graduate of the University of Arkansas.

Independence of Directors

The Board of Directors has determined affirmatively that Mrs. Batts, Messrs. Felton, McLarty, Kirkham and Frazer are “independent” under the standards and rules of the Securities and Exchange Commission. The Board has made a subjective determination as to each independent director that no relationships, which in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Non-management directors also met in executive sessions three times in the absence of management during 2006.

Board Meetings and Committees

The Board of Directors met or acted by unanimous consent two times during 2006. All directors attended at least 75% of the meetings of the Board and committees of which they are members in that period.

The Company has a standing audit committee, a leadership development/compensation committee and a nominating/corporate governance committee.

Audit Committee.  The purpose of the Audit Committee is to oversee the financial reporting procedures of the Company, insure adequate financial and internal controls, review the scope of the Company’s annual audit and recommend the selection of the independent registered public accounting firm.

The Audit Committee is currently comprised solely of independent, non-employee directors, namely, Mrs. Batts and Messrs. Felton and Frazer. Mr. Frazer serves as the Chairman of the Audit Committee. The Board has affirmatively determined that each of the current members of the Audit Committee are “financially sophisticated” and that Mr. Frazer has all the necessary attributes to be an “audit committee financial expert” under the SEC rules. Stockholders should understand that this designation does not impose upon Mr. Frazer any duties, obligations or liability that are greater than what are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an “audit committee financial expert” pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee of the Board. The Audit Committee met or acted by unanimous consent three times during 2006.

The Audit Committee has a written charter which is evaluated at least on an annual basis. Based on the current charter, the Audit Committee’s responsibilities include, among other things:

•	review and oversight of the Company’s accounting and reporting processes, and the audits of the Company’s financial statements;

•	appointment, retention, compensation and oversight of the work of the independent registered public accounting firm;

•	pre-approval of all audit services and non-audit services provided by the independent registered public accounting firm; and

•	establishment of procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

In addition, the Audit Committee has the authority to obtain advice and assistance from, and receive adequate funding from the Company to engage independent legal, accounting and other consultants to advise the Audit Committee.

Leadership Development & Compensation Committee.  The Leadership Development & Compensation Committee (the “Compensation Committee”) has a written charter which is evaluated at least on an annual basis. Based on its current charter, the Compensation Committee has the responsibility to set compensation policy for the executive officers of the Company, make recommendations to the full Board regarding executive compensation and employee stock option awards, and administer the Second Amended and Restated 2000 Stock Incentive Plan of the Company. Messrs. Felton, Kirkham and Price are the members of the compensation committee with Mr. Felton serving as the Chairman. The Compensation Committee met or acted by unanimous consent two times during 2006.

Nominating/Corporate Governance Committee.  The Nominating/Corporate Governance Committee (the “Nominating Committee”) has a written charter which is evaluated at least on an annual basis. Based on its current charter, the Nominating Committee has the responsibility to assist the Board by identifying potential director nominees and to develop effective governance policies and procedures for the Company. Messrs. Crabtree, Felton and Price are members of the Nominating/Corporate Governance Committee with Mr. Crabtree serving as the Chairman. The Nominating/Corporate Governance Committee met or acted by unanimous written consent once during 2006.

The Nominating Committee does not currently have a policy with regard to the consideration of any director candidates recommended by stockholders. However, under a Purchase Agreement between Jefferies & Company, Inc. (“Jefferies”) and the Company, dated December 28, 2005 in connection with the sale of the Company’s $320 million senior discount notes and warrants in 2005, the Company has agreed that anytime prior to the earlier of (i) the Company consummating an underwritten public offering of its common stock resulting in net proceeds to the Company of at least $100 million, and (ii) the date on which all senior discount notes are repaid,

•	the maximum number of directors on the Board may not exceed eleven (11) directors;

•	a majority of the directors on the Board must be independent directors; and

•	Jefferies has the right to designate up to two (2) directors to be elected to the Company’s Board of Directors.

Jefferies has not yet exercised its right to designate any nominee to the Board. None of the director nominees listed above are Jefferies’ designees.

Shareholder Communication

Although the Company has not to date developed formal processes by which stockholders may communicate directly to the Board, it believes that the informal process, in which stockholder communications which are received by the Secretary for the Board’s attention are forwarded to the Board, has served the needs of the Board and the stockholders well in the past. In view of recently adopted SEC disclosure requirements relating to this issue, the Board may consider development of more specific procedures. Until any other procedures are developed and posted on the Company’s corporate website, any communications to the Board should be sent to c/o The Secretary, IdleAire Technologies Corporation at 410 N. Cedar Bluff Rd., Suite 200, Knoxville, Tennessee 37923.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding compensation we paid to our chief executive officer and to each of our three other most highly compensated executive officers (“Named Executive Officers”) for the fiscal year 2006:

Summary Compensation Table

			All Other	Total
Name and Principal Position	Salary ($)	Option Awards ($)(1)	Compensation ($)	Compensation ($)

Michael C. Crabtree	233,433	43,621	1,548	278,602
President, Chief Executive Officer and Chairman of Board
J. Tom Badgett	201,847	—	2,651	204,498
Chief Information Officer and Secretary
James H. Price	192,800	25,171	4,671	222,642
Senior Vice President and General Counsel
David G. Everhart	198,489	—	446	198,935
Former Chief Operating Officer(2)

(1)	Amounts shown in this column are based on grant-date fair values calculated in accordance with FAS 123R disregarding estimate of forfeitures related to service-based vesting conditions. See information on assumptions made in valuation in Notes 2 and 9 of the 2006 financial statements included in the Company’s Form 10-KSB filed with the SEC on April 2, 2007. There were no forfeitures of stock options by the executives listed in the table above during 2006.

(2)	Mr. Everhart resigned as of October 2006.

Outstanding Equity Awards at December 31, 2006

The following table provides information regarding unexercised options for our Named Executive Officers that remain outstanding at December 31, 2006.

	Option Awards Stock Incentive Plan Awards:
		Number of
	Number of	Securities
	Securities	Underlying
	Underlying	Unexercised
	Unexercised	Unearned
	Options	Options	Option Exercise	Option
	#	#	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Michael C. Crabtree	750,000	—	1.80	8/16/2012
Michael C. Crabtree	70,000	135,000	0.82	4/1/2016

	820,000	135,000
Tom Badgett	—	—	—	—
James H. Price	500,000	—	0.01	9/25/2010
James H. Price	250,000	—	1.80	8/16/2012
James H. Price	45,000	60,000	0.82	4/1/2016

	795,000	60,000
David G. Everhart	—	—	—	—

Stock Incentive Plan

We have a Second Amended and Restated 2000 Stock Incentive Plan (the “Stock Incentive Plan”), pursuant to which all key employees, including officers, whether or not directors of the Company, are eligible to receive grants of options of our common stock. Our Compensation Committee of the Board of Directors administers the Stock Incentive Plan and selects the individuals who will receive grants under the plan. The term of an incentive or non-qualified stock option may not exceed 10 years. Options granted under the Stock Incentive Plan are generally not transferable and are exercisable only by the option holder. Upon termination of an option holder’s employment for any reason other than death, or termination for cause, the vested options terminate 90 days after termination, but in no event beyond the stated term of the option. If an option holder dies while employed or within 90 days thereafter, the vested option terminates 12 months from the date of death, but in no event beyond the stated term of the option. In November 2006, the Board of Directors approved an amendment to the Plan which also provides for the issuance of restricted stock awards. We have reserved 20,000,000 shares of our common stock under the Stock Incentive Plan. If any option expires or is terminated prior to such option being exercised in full, shares of the common stock underlying such options may be re-allocated by the committee. As of December 31, 2006, options for 12,977,257 shares were still available for grant under the Stock Incentive Plan. During fiscal year 2006, we made grants of options to purchase an aggregate 908,075 shares of our common Stock, at an average exercise price of $0.82.

Compensation of Directors

The following table gives information concerning the compensation of members of our Board of Directors during the fiscal year ended December 31, 2006.

	Fees Earned or		Option
	Paid in Cash	Stock Awards	Awards	Total
Name	($)	($)	($)	($)

David Gill*	$19,000	—	—	$19,000
Thomas F. (Mack) McLarty III	8,500	—	—	8,500
Lana R. Batts	11,500	—	—	11,500
Dan H. Felton III	12,000	—	—	12,000
Steve H. Kirkham	10,000	—	—	10,000

Total	$61,000	—	—	$61,000

*	Former director.

On April 5, 2006, the Board of Directors approved a new Director Compensation Policy whereby all Board members are entitled to receive reimbursement for reasonable travel expenses incurred. Independent directors are entitled to receive a $10,000 annual retainer, to be paid quarterly. The Chairman of the Audit Committee is entitled to receive an additional $10,000, to be paid quarterly. Independent directors are also entitled to receive $1,000 for attending each Board meeting in person and $250 for attending each Board meeting telephonically. Independent directors also receive $500 for each committee meeting attended.

In addition to cash fees, travel reimbursement, and an annual retainer, independent directors are entitled to receive share-based compensation at the first meeting following their initial election to the Board, and annually thereafter, under the Company’s Second Amended and Restated 2000 Stock Incentive Plan. As of March 31, 2007, the Company had not yet granted any share-based compensation to any of its non-employee directors.

Compensation Committee Interlocks and Insider Participation

Mr. Price, an executive officer of the Company, was one of the three members of our Compensation Committee during the year ended December 31, 2006. As a member of the Compensation Committee, Mr. Price played a role in recommending and determining the amount and form of executive and director compensation. However, Mr. Price abstained from any vote with regards to his own compensation. During 2006, no executive officer of the Company served as a director or member of the compensation committee (or other board committee performing similar functions, or in the absence of such committee, the entire board of directors) of another entity, one of whose executive officers served as a director or member of the Compensation Committee of the Company.

Employment Agreements

Effective June 2002, Michael C. Crabtree and J. Thomas Badgett each entered into an Employment Agreement with the Company providing for a term of three years, renewable for an additional two year period at the end of the initial term. The Employment Agreement provides for the payment of compensation in 2006 consisting of a base salary of $175,000 per year, and an annual bonus based on the Company’s achievements of budgetary and other objectives set by the Board. If the employment of either Mr. Crabtree or Mr. Badgett is terminated by the Company for any reason other than for cause (as defined in the agreement) or by him for good reason, he will receive severance benefits equal to twelve months salary, accrued bonus and insurance benefits. In the event of a change in control of the Company, Mr. Crabtree and Mr. Badgett will be entitled to receive 299% of his “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code). If immediately before the change in control event, stock of the Company becomes readily tradable on an established securities market and the requisite shareholder approval is obtained, Mr. Crabtree and Mr. Badgett will be entitled to receive $1,000,000 in lieu of the payment describe above. The Employment Agreement also restricts Mr. Crabtree and Mr. Badgett from competing with the Company, disclosing confidential information of the Company and soliciting any customers or employees of the Company for a period of three years following termination. Employment agreements with both

Messrs. Crabtree and Badgett expired in June 2007. The Company is currently in the process of renewing their employment agreements.

Effective June, 2002, James H. Price entered into an Employment Agreement with the Company providing for a term of three years, renewable for an additional two year period at the end of the initial term. The Employment Agreement provides for the payment of compensation in 2006 consisting of a base salary of $150,000 per year, and an annual bonus based on the Company’s achievements of budgetary and other objectives set by the Board. If the employment of Mr. Price is terminated by the Company for any reason other than for cause (as defined in the agreement) or by him for good reason, he will receive severance benefits equal to twelve months salary, accrued bonus and insurance benefits. In the event of a change in control of the Company, Mr. Price will be entitled to receive 299% of his “base amount” (as determined under the “golden parachute” rules in the Internal Revenue Code). If immediately before the change in control event, stock of the Company becomes readily tradable on an established securities market and the requisite shareholder approval is obtained, Mr. Price will be entitled to receive $1,000,000 in lieu of the payment describe above. The Employment Agreement also restricts Mr. Price from competing with the Company, disclosing confidential information of the Company and soliciting any customers or employees of the Company for a period of three years following termination. Mr. Price’s employment agreement expired in June 2007. The Company is currently in the process of renewing his employment agreement.

On October 31, 2006, Mr. David G. Everhart gave the Company a written notice of resignation. Due to personal health reasons, Mr. Everhart resigned from his position as the Company’s Chief Operating Officer. He continues to serve on the Company’s Board of Directors and was available on a day-to-day basis until January 15, 2007 to assist with transition. Under his Senior Management Agreement with the Company dated June 17, 2002, as amended, Mr. Everhart will be entitled to receive his base salary of $203,410, accrued bonus, and insurance benefits for one year, except for medical insurance which he is entitled to receive for eighteen months, following the effective date of his separation from the Company. Effective with his resignation, Mr. Everhart will be entitled to receive no other compensation from the Company under the Senior Management Agreement, as amended.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company is party to an exclusive supply agreement with a shareholder, Eaton Electrical, Inc. (“Eaton”), to supply various electrical components and intelligent trusses. This agreement expires in April 2008. During 2006, the Company issued purchase orders to Eaton for purchase of site equipment components totaling $64.2 million for the planned deployment of 13,000 parking spaces. The Company made payments of $43,890,047 in 2006 under this arrangement. At December 31, 2006, this supplier and related party held a deposit of $14,103,670 to be applied toward future purchases. Additionally, the company sold $186,973 of component parts to Eaton at cost. At December 31, 2006, the Company had a recorded liability to Eaton of $1,101,710.

In 2004, the Company entered into a 5-year strategic agreement with a shareholder, Taiwan Video & Monitor Corporation (“TVM”). Pursuant to the agreement, the Company agreed to purchase certain service module components exclusively from TVM at an agreed-upon price. TVM agreed to accept shares of the Company’s common stock in exchange for certain equipment and intellectual property rights. The Company made payments of $436,817 in 2006 pursuant to this agreement. During September 2006, the agreement with the TVM was terminated and replaced by an agreement with TPK Solutions, Inc., another company partially owned, controlled, or influenced by the owner of TVM. Under the new agreement, the Company has agreed to purchase the same service module components under the original agreement with TVM. This agreement expires September 2009.

During 2006, the Company maintained professional services contracts with PB Constructors, Inc. and related entities (collectively “PB”), for consulting and construction program management services valued at $514,721. At December 31, 2006, the Company had a recorded liability to PB of $1,633,535. In May 2005, the Company and PB entered into a securities purchase agreement pursuant to which PB agreed to purchase 985,000 shares of Series C Preferred Stock for $4,925,000. Related to this transaction, $925,000 represents a stock subscription receivable at December 31, 2006. In 2005, in accordance with the terms of the same agreement, the Company elected to exchange 300,000 shares of Series C Preferred Stock for $1,500,000 of consulting services provided by PB. On April 13, 2007, PB served a complaint against us alleging that, by making payments in stock instead of in cash, we had failed to satisfy our payment obligations under a Program Management Services Agreement dated August 17, 2004. PB also alleged that by having our internal staff perform construction program management services, we had deprived them of the material benefits of their agreements with us. PB is seeking damages for $23 million, including $20 million for loss of profits. We plan to vigorously defend our position.

Michael C. Crabtree, President, Chief Executive Officer and Chairman of the Board of Directors, is a member of three limited liability companies that are in the business of leasing aircraft. The companies are Crabtree Aviation LLC, Cross County Carriers, Limited, and JLC Aviation LLC. The Company paid Crabtree Aviation LLC and Cross County Carriers a combined total of $267,388 in 2006 for airplane rental. The aircraft in Crabtree Aviation LLC was sold mid-2006, and will no longer be leased by the Company. The Company entered into new aircraft lease agreements with JLC Aviation LLC and Cross County Carriers, Limited on November 1, 2006 and December 1, 2006, respectively. Both agreements provide for a one-year term with a combined rent obligation of $136,507.

The Company leases space from 640 Business Park LLC in Knoxville, Tennessee, a company owned by shareholder, former director and co-founder, Randy C. Massey. With the most recent lease addendum, the term of the agreement is five years ending on October 1, 2009. The annual rent obligation is approximately $151,800 and the total rent paid under this lease during 2006 was $151,835. The Company also leases space in BasePointe Business Park, Louisville, Tennessee from Stock Creek Properties Partnership of which Mr. Massey is the managing partner. The lease term is 60 months and expires on March 30, 2012, with an annual rent obligation of $75,634.

In January 2006, the Company issued to Dan Felton, one of our directors, warrants to purchase 95,450 shares of our common stock at an exercise price of $0.01 per share, in satisfaction of a finder’s fee obligation in the amount of $381,800 related to the sale of the Company’s Series B preferred stock in 2004. This warrant was exercised in full in 2007.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of May 31, 2007, certain information with respect to the beneficial ownership of the Company’s Common Stock and Preferred Stock by (i) any person known by the Company to be the beneficial owner of more than 5% of any class of the Company’s voting securities, (ii) each of the Named Officers; (iii) each director; and (iv) all current directors and executive officers as a group. Each of the persons named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table.

As of May 31, 2007, there were 48,806,647 shares of Common Stock and 34,211,254 shares of Preferred Stock outstanding. Each share of Preferred Stock is convertible into one share of Common Stock at any time at the option of the holder. The Preferred Stock has voting rights equal to the Common Stock on an as-converted basis, subject to the limitations on conversion described below.

The number and percentage of shares beneficially owned has been calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each selling security holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days.

	# of		% of	# of		% of		# of	% of		# of		% of	% of
	Common		Common	Series A		Series A		Series B	Series B		Series C		Series C	Total
Name and Address	Stock		Stock	Preferred		Preferred		Preferred	Preferred		Preferred		Preferred	Stock
of Beneficial Owner	Owned		Owned	Owned		Owned		Owned	Owned		Owned		Owned	Owned

5% Stockholders
Randy Massey	8,838,027	(1)	18.1%	—		—		—	—		—		—	10.6%
3636 Martin Mill Pike PO Box 9054 Knoxville, TN 37940
A.C. Wilson	6,926,587	(2)	14.2%	—		—		—	—		—		—	8.3%
680 Reliance Road Tellico Plains, TN 37385
Deutsche Bank**	7,346,903		13.1%	—		—		—	—		—		—	8.1%
1251 Avenue of the Americas New York, NY 10020
Jefferies & Company**	6,762,958		12.2%	—		—		—	—		—		—	7.5%
Harborside Financial Center 705 Plaza 3 Jersey City, NJ 07311
Bear Sterns Securities Corp.**	6,467,119		11.7%	—		—		—	—		—		—	7.2%
1 Metrotech Center 4th Floor Brooklyn, NY 11201
State Street Bank & Trust**	5,675,214		10.4%	—		—		—	—		—		—	6.4%
1776 Heritage Drive North Quincy, MA 02171
Idle Arkansas Investors	—		—	3,164,200		18.4%		1,348,600	10.7%		—		—	5.4%
c/o Dan Felton 6 West Chestnut Street Marianna, AR 72360
Parsons Brinckerhoff	—		—	—		—		—	—		800,000	(4)	17.9%	1.0%
Infrastructure Development Company(3) CTV Holdings c/o PB Constructors, Inc. One Penn Plaza New York, NY 10119
Named Executive Officers and Directors
Michael C. Crabtree	3,284,169	(5)	6.6%	13,888			*	—	—		—		—	3.9%
David G. Everhart	6,531,448	(6)	13.4%	—		—		—	—		—		—	7.9%
J. Thomas Badgett	7,403,419	(7)	15.2%	—		—		—	—		—		—	8.9%
James H. Price	1,041,515	(8)	2.1%	—		—		—	—		—		—	1.2%
Lana R. Batts	40,000	(9)	0.1%	13,888	(10)		*	25,000		*	—		—	0.1%
Dan H. Felton III	158,533	(11)	0.3%	3,164,200	(12)	18.4%		1,348,600	10.7	%(13)	—		—	5.6%
Lewis Frazer III	10,000	(14)	0.0%											0.0%
Thomas F. McLarty	20,000	(15)	0.0%											0.0%
Steve Kirkham	720,508	(16)	1.5%	67,618	(17)		*	—	—		—		—	0.9%
All directors and executive officers as a group	19,668,442		38.4%	3,259,594		19.0%		1,373,600	10.9%		—		—	28.4%

*	Less than 1%.

**	Amounts include warrants which are exercisable into 126.8063 shares of our common stock.

(1)	This amount includes warrants which are excercisable into 43,083 shares of our common stock.

(2)	This amount includes warrants which are excercisable into 43,083 shares of our common stock.

(3)	Parsons Brinckerhoff Infrastructure Development Company (“PBIDC”) is the holding company of CTV Holdings, Inc. and PB Constructors, Inc. (“PB”). Shares held by CTV Holdings, Inc. and PB Constructors, Inc. are deemed to be beneficially owned by PBIDC.

(4)	All 800,000 shares are currently held by CTV Holdings, Inc. Additionally, we have tendered 485,000 shares to PB in satisfaction of certain payment obligations in accordance with terms of certain agreements. Because the terms of the agreements pursuant to which these shares were tendered are currently under dispute, the shares are not considered outstanding for the purpose of the above table.

(5)	This amount includes 1,141,667 shares of common stock held by Crabtree Ventures, LLC and options exercisable into 865,000 shares of common stock. Mr. Crabtree serves as the Chief Manager of Crabtree Ventures, LLC and is deemed to have the sole voting and dispositive power over the shares held by Crabtree Ventures, LLC.

(6)	This amount includes 783,332 shares of common stock held by IdleAire Associates Limited Partnership of which Mr. Everhart is the General Partner and warrants which are excercisable into 43,083 shares of our common stock.

(7)	This amount includes warrants which are excercisable into 43,083 shares of our common stock.

(8)	This amount includes warrants which are excercisable into 43,083 shares of our common stock and options exercisable into 815,000 shares of common stock.

(9)	This amount includes warrants which are excercisable into 20,000 shares of common stock as well as 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy.

(10)	These shares are held in the name of Batts & Associates LLC, of which Mrs. Batts is a member.

(11)	This amount includes (i) 138,533 shares held by 1989 Dan H. Feltom III Trust of which Mr. Felton has the voting and dispositive power over the shares and (ii) 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy.

(12)	This amount includes 3,164,000 shares of Series A Preferred Stock held by Idle Arkansas Investors, of which Mr. Felton, as Managing Partner, has the voting and dispositive power over the shares held by Idle Arkansas Investors.

(13)	This amount includes 1,348,600 shares of Series B Preferred Stock held by Idle Arkansas Investors, of which Mr. Felton, as Managing Partner, has the voting and dispositive power over the shares held by Idle Arkansas Investors.

(14)	10,000 shares of restricted stock or warrants which are exercisable into 10,000 shares of our common stock granted through our Director Compensation Policy.

(15)	20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy.

(16)	This amount includes (i) 688,800 shares held by The Kirkham Group, of which Mr. Kirkham is the Managing General Partner, (ii) warrants which are excercisable into 43,083 shares of our common stock, and (iii) 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy

(17)	This amount includes 53,730 shares held in a trust account of which Mr. Kirkham is the custodian. The remaining shares are held by The Kirkham Group, of which Mr. Kirkham is the Managing General Partner.

DESCRIPTION OF THE NEW NOTES

The following is a summary of the material terms and provisions of the new notes, the Indenture and the Collateral Agreements. The following summary does not purport to be a complete description of the new notes, the Indenture or the Collateral Agreements and is subject to the detailed provisions of, and qualified in its entirety by reference to, the notes, the Indenture and the Collateral Agreements. You can find definitions of certain terms used in this description under the heading “— Certain Definitions.”

The terms of the new notes are substantially identical to those of the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the new notes.

Principal, Maturity and Interest

The Company will exchange $320 million in aggregate principal amount of outstanding notes in this offering. The notes will mature on December 15, 2012 and will accrete at a rate of 13%, compounded semi-annually, to par by June 15, 2008. Thereafter the notes will bear interest at a rate of 13% per annum, payable semi-annually in cash in arrears on June 15 and December 15, commencing December 15, 2008 to holders of record at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

The new notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

Method of Receiving Payments on the Notes

If a holder of outstanding notes has given wire transfer instructions to the Company, the Company will make or cause to be made all payments on such holder’s outstanding notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the outstanding notes will be made at the office or agency of the Paying Agent and Registrar for the outstanding notes unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of the holders.

Ranking of Payment Obligations; Collateral

The new notes will rank pari passu in right of payment with all existing and future senior obligations of the Company and senior in right of payment to all existing and future subordinated obligations of the Company. The new notes will be secured by a security interest in substantially all of the Company’s assets, other than Excluded Assets, subject to (i) the prior Liens securing the obligations under the Credit Agreement and (ii) other Permitted Prior Liens. The new notes will also be secured by an exclusive first priority perfected security interest in the Disbursement Account Collateral.

Each Guarantee will rank pari passu in right of payment with all existing and future senior secured obligations of such Guarantor (including the guarantee by such Guarantor of the obligations under the Credit Agreement) and senior in right of payment to all existing and future subordinated obligations of such Guarantor. Each Guarantee will be secured by a second priority security interest in all of the applicable Guarantor’s assets, other than Excluded Assets, subject to (i) the prior liens securing that Guarantor’s guarantee of the obligations under the Credit Agreement, and (ii) other Permitted Prior Liens. For further discussion of the ranking of the liens securing the notes and the Discount Note Guarantees, see “— Security — Collateral — Lien Priorities.”

As of March 31, 2007, the Issuer had approximately $243.6 million aggregate principal amount of secured indebtedness. Although the Indenture contains limitations on the amount of additional secured Indebtedness that the Issuer and the Restricted Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See “— Certain Covenants — Limitations on Additional Indebtedness” and “— Limitations on Liens.”

Discount Note Guarantees

The Company’s obligations under the new notes and the Indenture will be jointly and severally guaranteed (the “Discount Note Guarantees”) by each Restricted Subsidiary.

Not all of the Company’s Subsidiaries will guarantee the new notes. Unrestricted Subsidiaries will not be Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

The Company has no subsidiaries and therefore, there are no Restricted Subsidiaries or Guarantors. Under the circumstances described below under the subheading “— Certain Covenants — Designation of Unrestricted Subsidiaries,” the Company will be permitted to designate some of the Issuer’s future Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•	a Guarantor that is designated an Unrestricted Subsidiary will be released from its Guarantee, and any security interests granted by that former Guarantor to secure its Guarantee will also be released; and

•	the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

The obligations of each Guarantor under its Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees under the Credit Agreement permitted under clause (1) of “— Certain Covenants — Limitations on Additional Indebtedness”) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment for distribution under its Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.

A Guarantor shall be released from its obligations under its Guarantee:

(1) in the event of a transfer of all or substantially all of the assets of such Guarantor, by way of merger, consolidation or otherwise, or a transfer of all of the Equity Interests of such Guarantor then held by the Issuer and the Restricted Subsidiaries, in each case in accordance with the terms of the Indenture; or

(2) if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively.

Optional Redemption

Except as set forth below, the new notes may not be redeemed prior to December 15, 2009. At any time on or after December 15, 2009 (the “First Optional Redemption Date”), the Company, at its option, may redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest from June 15, 2008 and Additional Interest, if any, to the redemption date, if redeemed during the 12-month period beginning December 15th of the years indicated:

Optional
Year	Redemption Price

2009	106.500%
2010	103.250%
2011 and thereafter	100%

Redemption with Proceeds from Qualified Equity Offerings

At any time prior to December 15, 2008, the Company may redeem up to 35% of the principal amount of the new notes with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 113.000% of the Accreted Value of the Notes to be redeemed, plus accrued and unpaid interest from June 15, 2008 and Additional Interest, if any, to the redemption date; provided, that:

(1) at least 65% of the principal amount of notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption, and

(2) the redemption occurs within 90 days following the date of the closing of any such Qualified Equity Offering.

The Company may acquire new notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice of Redemption

If less than all of the new notes are to be redeemed at any time pursuant to an optional redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the new notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no new notes of a principal amount of $1,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described under “— Optional Redemption — Redemption with Proceeds from Equity Offerings,” selection of the notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable, unless that method is otherwise prohibited.

Notice of redemption will be electronically transmitted or mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of new notes to be redeemed at its registered address, except that redemption notices may be electronically transmitted or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the Indenture. If any new note is to be redeemed in part only, the notice of redemption that relates to that new note will state the portion of the principal amount of the new note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the new note will be issued in the name of the Holder of the new note upon cancellation of the outstanding note. On and after the date of redemption, interest (including Additional Interest, if any) will cease to accrue on notes or portions thereof called for redemption so long as the Company has deposited with the paying agent for the notes funds in satisfaction of the redemption price (including accrued and unpaid interest and Additional Interest, if any, on the notes to be redeemed) pursuant to the Indenture.

Change of Control

Upon the occurrence of any Change of Control, each Holder will have the right to require that the Company purchase that Holder’s notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the Accreted Value of the new notes to be purchased, plus accrued and unpaid interest (including Additional Interest, if any) thereon to the date of purchase.

Within 30 days following any Change of Control, the Company will mail, or caused to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is electronically transmitted or mailed) and for the Change of Control Purchase Price, all new notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer.

The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that the Company purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company’s obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and such third party purchases all notes properly tendered and not withdrawn under such Change of Control Offer.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear whether a Change of Control has occurred and whether the Holders have the right to require the Company to purchase notes.

The Company will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of such compliance.

Certain Covenants

The Indenture contains among others, the following covenants:

Limitations on Additional Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness (other than Permitted Indebtedness); provided, that the Company or any Guarantor may incur additional Subordinated Indebtedness if, (a) no Default or Event of Default shall have occurred and be continuing, or would result therefrom, and (b) after giving effect thereto, the Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 (the “Coverage Ratio Exception”).

Notwithstanding the above, each of the following shall be permitted (the “Permitted Indebtedness”):

(1) Indebtedness of the Company and any Guarantor under the Credit Facilities in an aggregate principal amount at any time outstanding not to exceed $25.0 million, less, to the extent a permanent repayment and/or commitment reduction is required thereunder as a result of such application, the aggregate amount of Net Available Proceeds applied to repayments under the Credit Facilities in accordance with the covenant described under “— Limitations on Asset Sales”;

(2) the notes and the Discount Note Guarantees;

(3) Indebtedness of the Company and the Restricted Subsidiaries to the extent outstanding on the Issue Date and disclosed in this Prospectus (other than Indebtedness referred to in clauses (1) and (2) above, and after giving effect to the intended use of proceeds of the notes);

(4) Indebtedness under Hedging Obligations entered into in the ordinary course of business for bona fide hedging purposes (and not for the purpose of speculation) that are designed to protect against fluctuations in interest rates, foreign currency exchange rates and commodity prices; provided, that (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant, and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(5) Indebtedness of the Company owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (5);

(6) Indebtedness in respect of workers’ compensation, self-insurance obligations, bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including but not limited to guarantees or obligations of the Company or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(7) Purchase Money Indebtedness and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding $10.0 million;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(9) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(10) Subordinated Indebtedness issued to former employees or directors of Company or any Subsidiary in lieu of cash payments for the Equity Interests being repurchased from such Persons pursuant to clause (4) of the second paragraph under “— Limitations on Restricted Payments” below;

(11) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception or clause (2) or (3) above; and

(12) Indebtedness of the Company or any Restricted Subsidiary, including but not limited to letters of credit provided to vendors in the ordinary course of business, in an aggregate amount not to exceed $5.0 million at any time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (12) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Company shall, in its sole discretion, classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described. In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

Limitations on Layering Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Restricted Subsidiary, as the case may be.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Restricted Subsidiary solely by virtue of being unsecured.

Limitations on Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Company cannot incur at least $1.00 of additional Subordinated Indebtedness pursuant to the Coverage Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clauses (2), (3), (4), (5) or (6) of the next paragraph), exceeds an amount (the “Restricted Payments Basket”) equal to the sum of (without duplication):

(a) 100% of the aggregate net cash proceeds received by the Company from the issuance and sale of Qualified Equity Interests after the Issue Date, other than any such proceeds that are used to redeem notes in accordance with the provision described under “— Optional Redemption — Redemption with Proceeds from Equity Offerings,” plus

(b) the aggregate principal amount by which Indebtedness (other than any Subordinated Indebtedness or Indebtedness held by the Company or an Affiliate of the Company) incurred by the Company or any Restricted Subsidiary subsequent to the Issue Date is reduced upon the conversion or exchange into Qualified Equity Interests (less the amount of any cash, or the Fair Market Value of assets, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange), plus

(c) in the case of the disposition or repayment of, or return on, any Investment made after the Issue Date that was treated as a Restricted Payment, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus

(d) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Company’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Company’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.

The foregoing provisions will not prohibit:

(1) the payment by the Company or any Restricted Subsidiary of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2) the repurchase, redemption, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests of the Company, including any repurchase of Equity Interests deemed to occur in connection with a cashless exercise of stock options;

(3) the redemption, retirement or other acquisition of Subordinated Indebtedness of the Company or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests or (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under the covenant described under “— Limitations on Additional Indebtedness” and the other terms of the Indenture;

(4) the redemption of Equity Interests of the Company held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates), upon their death, disability, retirement, severance or termination of employment or service; provided, that the aggregate consideration paid for all such redemptions shall not exceed $1.0 million during any calendar year;

(5) the application of the proceeds from the issuance of the notes on the Issue Date as described under the “Use of Proceeds” section of this Prospectus; or

(6) other Restricted Payments not to exceed $2.0 million in aggregate from and after the Issue Date;

provided, that (a) in the case of any Restricted Payment pursuant to clause (2), (3) or (6) above, no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests pursuant to clause (2) or (3) above shall increase the Restricted Payments Basket.

Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Equity Interests;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Company or any other Restricted Subsidiary;

except for:

(1) encumbrances or restrictions existing under or by reason of applicable law;

(2) encumbrances or restrictions existing under the Indenture, the notes, the Discount Note Guarantees and the Collateral Agreements;

(3) encumbrances or restrictions existing under the Credit Facilities and the Credit Agreement Security Documents;

(4) customary non-assignment provisions of any contract or lease entered into in the ordinary course of business;

(5) encumbrances or restrictions existing under agreements existing on the date of the Indenture as in effect on that date;

(6) restrictions on the transfer of assets subject to any Lien permitted under the Indenture (including, without limitation, Liens securing Purchase Money Indebtedness) imposed by the holder of such Lien;

(7) restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the Indenture to any Person pending the closing of such sale;

(8) encumbrances or restrictions imposed under agreements with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary after the Issue Date, that are in existence at the time such Person becomes a Restricted Subsidiary, and not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and that are not applicable to any Person or the assets of any Person other than such Person or the assets of such Person becoming a Restricted Subsidiary;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person; and

(10) any encumbrances or restrictions imposed under any instrument governing Refinancing Indebtedness; provided, that, in the good faith judgment of the Company’s Board of Directors, such encumbrances and restrictions are not materially more restrictive than those contained in the Indebtedness being refinanced.

Limitations on Transactions with Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, transfer any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis by the Company or Restricted Subsidiary from a Person that is not an Affiliate of the Company or that Restricted Subsidiary; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction involving aggregate value in excess of $2.5 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Independent Directors approving such Affiliate Transaction; and

(b) with respect to any Affiliate Transaction involving aggregate value of $10.0 million or more, the certificates described in the preceding clause (a) and a written opinion as to the fairness of such Affiliate Transaction to the Company or Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor.

The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Company and one or more Guarantors or (b) Guarantors; provided, in each case, that no Person (other than the Company or a Guarantor) owns Equity Interests of any such Guarantors;

(2) reasonable director, officer and employee compensation (including bonuses and equity compensation) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements provided for officers, directors and employees of the Company, in each case approved by the Independent Directors;

(3) loans and advances permitted by clause (3) of the definition of “Permitted Investments”; or

(4) Restricted Payments of the type described in clause (1), (2) or (4) of the definition of “Restricted Payment” that are made in accordance with the covenant described under “— Limitations on Restricted Payments.”

Limitations on Liens

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien of any nature whatsoever against any assets of the Company or any Restricted Subsidiary, whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or transfer any right to receive income or profits therefrom, other than Permitted Liens.

Limitations on Asset Sales

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale (such Fair Market Value to be determined on the date of a definitive legally binding agreement regarding such Assets Sale); and

(2) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the principal amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of the Company or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale if the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness, and

(b) the amount of any obligations received from such transferee that are within 60 days converted into, sold or otherwise disposed of for cash by the Company or such Restricted Subsidiary (to the extent of the cash actually so received).

If at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant.

If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company or such Restricted Subsidiary shall, no later than 360 days following the consummation thereof, apply all or any of the Net Available Proceeds therefrom to:

(1) satisfy all mandatory repayment obligations under the Credit Agreement arising by reason of such Asset Sale, and in the case of any such repayment under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

(2) repay any Indebtedness that was secured by the assets transferred in such Asset Sale; and/or

(3) (A) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities) to be used by the Company or any Restricted Subsidiary in the Permitted Business, (B) acquire Qualified Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B).

The amount of Net Available Proceeds not applied or invested as provided in this paragraph will constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds equals or exceeds $5.0 million, the Company will make an offer to purchase from all Holders and, if applicable, redeem (or make an offer to do so) any Pari Passu Indebtedness of the Company the provisions of which require the Company to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate Accreted Value of the notes and principal amount of such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Company will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to do so) any such other Pari Passu Indebtedness, pro rata in proportion to the respective principal amounts of the notes and such other Indebtedness required to be redeemed, the maximum principal amount of notes and Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the notes will be payable in cash in an amount equal to 100% of the Accreted Value of the notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest (including Additional Interest, if any) thereon to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the notes, notes to be purchased will be selected on a pro rata basis; with adjustments so that only notes in multiples of $1,000 principal amount will be purchased; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer was made shall be deemed to be zero.

To the extent that the sum of the aggregate Offered Price of notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such excess constituting a “Net Proceeds Remainder”), the Company may use the Net Proceeds Remainder, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.

In the event of the transfer of substantially all (but not all) of the assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction covered by and effected in accordance with the covenant described under “— Limitations on Mergers, Consolidations, Etc.,” the successor corporation shall be deemed to have sold for cash at Fair Market Value the assets of the Company and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale (with such Fair Market Value being deemed to be Net Available Proceeds for such purpose).

The Company will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitations on Asset Sales” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Limitations on Asset Sales” provisions of the Indenture by virtue of this compliance.

Limitations on Designation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) the Company would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to the first paragraph of “— Limitations on Restricted Payments” above, in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Company’s proportionate interest in such Subsidiary on such date.

No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable to the Company or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates;

(3) is a Person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any Restricted Subsidiary, except for any guarantee given solely to support the pledge by the Company or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to the Company or any Restricted Subsidiary.

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Indebtedness is not permitted to be incurred under the covenant described under “— Limitations on Additional Indebtedness” or the Lien is not permitted under the covenant described under “— Limitations on Liens,” the Company shall be in default of the applicable covenant.

The Company may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Company, delivered to the Trustee certifying compliance with the foregoing provisions.

Limitations on the Issuance or Sale of Equity Interests of Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, transfer any Equity Interests of any Restricted Subsidiary except (1) to the Company or a Wholly Owned Subsidiary, (2) to the extent such shares represent directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Wholly Owned Subsidiary, or (3) the sale of all the outstanding Equity Interests of any Restricted Subsidiary subject to compliance with the covenant described under “— Limitations on Asset Sales.”

Limitations on Mergers, Consolidations, Etc.

The Company will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into any other Person (other than a merger with a Wholly Owned Subsidiary solely for the purpose of changing the Company’s jurisdiction of incorporation to another State of the United States), (b) transfer all or substantially all of the assets of the Company or the Company and the Restricted Subsidiaries (taken as a whole) or (c) adopt a Plan of Liquidation unless, in any such case:

(1) either:

(a) the Company will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Company under the notes, the Indenture, the Registration Rights Agreements and the Collateral Agreements;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, (a) the Consolidated Net Worth of the Company or the Successor, as the case may be, would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction and (b) the Company or the Successor, as the case may be, could incur $1.00 of additional Subordinated Indebtedness pursuant to the Coverage Ratio Exception.

For purposes of this covenant, any Indebtedness of the Successor that was not Indebtedness of the Company immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, whether or not affiliated with such Guarantor, unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of such Guarantor under the Discount Note Guarantee of such Guarantor, the Indenture, the Registration Rights Agreements and the Collateral Agreements; and

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the assets of one or more Subsidiaries, the Equity Interests of which constitute all or substantially all of the assets of the Company, will be deemed to be the transfer of all or substantially all of the assets of the Company.

Upon any consolidation, combination or merger of the Company or a Guarantor, or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company or such Guarantor is not the continuing obligor under the notes or its Discount Note Guarantee, the surviving entity formed by such consolidation or into which the Company or such Guarantor is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor under the Indenture, the notes and the Discount Note Guarantees with the same effect as if such surviving entity had been named therein as the Company or such Guarantor and, except in the case of a conveyance, transfer or lease, the Company or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest (including Additional Interest, if any) on the Discount Notes or in respect of its Discount Note Guarantee, as the case may be, and all of the Company’s or such Guarantor’s other obligations and covenants under the Discount Notes, the Indenture and its Guarantee, if applicable.

Notwithstanding the foregoing, any Guarantor may merge into the Company or another Guarantor.

Additional Discount Note Guarantees

If, after the Issue Date, (a) the Company or any Restricted Subsidiary shall acquire or create another Subsidiary (other than a Subsidiary that has been designated an Unrestricted Subsidiary), (b) any Unrestricted Subsidiary is redesignated a Restricted Subsidiary or (c) the Company otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Company shall cause such Restricted Subsidiary to:

(1) execute and deliver to the Trustee (a) a supplemental indenture in form and substance satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the notes and the Indenture and (b) a notation of guarantee in respect of its Guarantee; and

(2) deliver to the Trustee one or more opinions of counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Conduct of Business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Permitted Business.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, the Company will furnish to the Trustee and the Holders of notes, or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), in which case the Company shall notify the Trustee in writing that such filing is to be made electronically with the SEC, within the time periods that would be applicable to the Company if it were subject to Section 13(a) or 15(d) of the Exchange Act:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file these reports.

The Company and the Guarantors have agreed that, for so long as any notes remain outstanding, the Company will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Minimum Consolidated Cash Flow

If the Consolidated Cash Flow of the Company for the fiscal year ended December 31, 2008 does not equal or exceed $40.0 million, the Company shall issue to each Holder Additional Warrants entitling such Holder to purchase an aggregate number of Warrant Shares equal to the product of (i) 10.0% of the Company’s Common Stock outstanding immediately following such issuance (calculated on a fully diluted basis, assuming exercise of all outstanding options, warrants and other convertible securities, including such Additional Warrants) multiplied by (ii) a fraction (A) the numerator of which is the aggregate principal amount of notes registered in the name of such Holder on the record date immediately preceding the CCF Warrant Payment Date (as defined below) and (B) the denominator of which is the aggregate principal amount of notes outstanding on such record date.

The Company shall deliver such Additional Warrants on June 15, 2009 (the “CCF Warrant Payment Date”) to the Persons who are registered Holders at the close of business on June 1, 2009, the record date immediately preceding the CCF Warrant Payment Date (whether or not a Business Day), even if the notes are cancelled on registration of transfer or registration of exchange after such record date, and on or before the CCF Warrant Payment Date. If a Holder has given delivery instructions to the Company at least ten Business Days prior to the CCF Warrant Payment Date, the Company shall cause the Warrant Registrar (as defined in the Warrant Agreement) to register such Additional Warrants in the name directed by, and deliver the Additional Warrants in accordance with, those instructions. Otherwise, such Additional Warrants will be registered in the name of, and delivered to, the Holder entitled thereto at the address indicated on the register maintained by the Registrar for the notes.

Calculation of Original Issue Discount

The Company shall file with the Trustee within 30 days of the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on the notes as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the U.S. Internal Revenue Code of 1986, as amended.

Security

Collateral

The Company’s obligations with respect to the notes, the obligations of the Guarantors under the Discount Note Guarantees and all other Discount Note Obligations will be secured equally and ratably by second priority Liens on the Collateral (other than the Disbursement Account Collateral) granted to the Collateral Agent for the benefit of the holders of the Discount Note Obligations. These Liens will be junior in priority to the Credit Agreement Liens and to all other Permitted Prior Liens. The Company’s Discount Note Obligations will also be secured by a first priority Lien on the Disbursement Account Collateral, subject only to Permitted Prior Liens described in clause (2) of the definition thereof. The Credit Agreement Liens will be held by the Credit Agreement Collateral Agent. The Collateral comprises all of the Company’s and the Guarantors’ assets, other than Excluded Assets.

Credit Agreement

When entered into, the Credit Agreement will be secured by Liens on substantially all of the assets of the Company and the Guarantors (other than the Disbursement Account Collateral and Excluded Assets). The relative priorities of the security interests granted in the Company’s and the Guarantors’ assets pursuant to the Indenture and the Credit Agreement will be governed by an intercreditor agreement, more fully described below under “— Intercreditor Agreement.” The Trustee will, on behalf of the Holders of notes and without requiring any action or consent therefrom, enter into an Intercreditor Agreement on such terms (except for necessary conforming revisions) establishing the relative priorities of the security interests granted in the Shared Collateral. The Disbursement Account Collateral will not constitute collateral securing the Credit Agreement Obligations or any other indebtedness of the Company or the Guarantors.

Intercreditor Agreement

Concurrently with the closing of the Credit Agreement, the Company, the Guarantors party to the Credit Agreement, the Credit Agreement Collateral Agent and the Collateral Agent, on behalf of the Holders of notes, will enter into an intercreditor agreement (as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of the Indenture, the “Intercreditor Agreement”), which defines the rights of the Credit Agreement Collateral Agent and the lenders under the Credit Agreement in relation to the rights of the Collateral Agent and the Holders of notes with respect to the Shared Collateral. The following description of the principal terms of the Intercreditor Agreement is subject to and qualified entirely by reference to the definitive Intercreditor Agreement. It is possible that (a) the notes will be secured by Collateral that does not secure any other Indebtedness, and (b) the Credit Agreement Obligations will be secured by collateral that does not secure the notes.

Lien Priorities

Pursuant to the Intercreditor Agreement, the Collateral Agent, on behalf of itself and the Holders, will agree that:

(1) any Lien on the Shared Collateral securing any or all of the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) now or hereafter held by the Credit Agreement Collateral Agent or any of the Senior Lenders will be senior and prior to any Lien on the Shared Collateral securing any or all of the Discount Note Obligations; and

(2) any Lien on the Shared Collateral now or hereafter held by the Collateral Agent or any of the Holders regardless of how acquired, will be junior and subordinate in all respects to all Liens on the Shared Collateral securing any or all of the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap), in each case, on the terms and in the manner set forth in the Intercreditor Agreement.

Enforcement

Subject to the provisions of the Intercreditor Agreement described below under “— Enforcement,” prior to the Discharge of Credit Agreement Obligations, the Credit Agreement Collateral Agent and the Senior Lenders will have the exclusive right to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid their debt) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral without any consultation with or the consent of the Trustee, the Collateral Agent or any Holder.

Unless and until the Discharge of Credit Agreement Obligations has occurred:

(1) the Collateral Agent and the Holders will not commence, or join with any Person (other than the Senior Lenders and the Credit Agreement Collateral Agent upon the request thereof) in commencing any Insolvency Proceeding against any Obligor or any enforcement, collection, execution, levy, or foreclosure action or proceeding with respect to any Lien held by it on the Shared Collateral under any of the Discount Note Documents or otherwise; and

(2) the Collateral Agent and the Holders will not take any action that would hinder any exercise of remedies undertaken by the Credit Agreement Collateral Agent or any Senior Lender in respect of the Shared Collateral under any of the Credit Agreement Documents, including any sale, lease, exchange, transfer, or other disposition of any Shared Collateral, whether by foreclosure or otherwise.

Subject to the provisions of the Intercreditor Agreement described in the next paragraph, the Collateral Agent, for itself and on behalf of the Holders, will waive any and all rights it or any of the Holders may have as a junior lien creditor or otherwise to object to the manner in which the Credit Agreement Collateral Agent or any of the Senior Lenders seek to enforce or collect any Credit Agreement Debt (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) or any Liens granted in any of the Shared Collateral.

Notwithstanding anything to the contrary set forth in the Intercreditor Agreement, in the event of the failure of the Company to make any payment in respect of the Discount Note Debt in accordance with the terms of the Discount Note Documents or upon the occurrence of any other Event of Default under the Discount Note Documents and for so long as such Event of Default under the Discount Note Documents is continuing, subject at all times to the provisions of the Intercreditor Agreement described above under the caption “— Lien Priorities” and described below under the caption “— Payments,” commencing 180 days after the receipt by the Credit Agreement Collateral Agent of the declaration by the Trustee of such Event of Default under the Discount Note Documents and of the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all Discount Note Debt (unless any Obligor is subject to an Insolvency Proceeding by reason of which such declaration and the making of such demand is stayed, in which case, commencing on the date of the commencement of such Insolvency Proceeding), the Trustee or the Collateral Agent may take any action described in the provisions of the Intercreditor Agreement described under the caption “— Enforcement” with respect to its Liens on the Shared Collateral but only so long as the Credit Agreement Collateral Agent is not already diligently pursuing in good faith the exercise of its enforcement rights or remedies against, or diligently in good faith attempting to vacate any stay or enforcement of its Liens on, all or any material portion of the Shared Collateral.

Payments

Until the Discharge of Credit Agreement Obligations has occurred, all cash proceeds of Shared Collateral received in connection with any exercise of remedies by the Credit Agreement Collateral Agent, including any sale or other disposition of, or collection or other realization on, such Shared Collateral (except for payments in respect of the notes made in accordance with any provision of the Credit Agreement expressly permitting such payments) will be paid to the Credit Agreement Collateral Agent and will be applied by the Credit Agreement Collateral Agent to the Credit Agreement Debt (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) in accordance with the Credit Agreement Documents. Promptly following the Discharge of the Credit Agreement Obligations, the Credit Agreement Collateral Agent will deliver to the Collateral Agent any Shared Collateral and any proceeds of Shared Collateral held by it in the same form as received, with any necessary or reasonably requested endorsements or as a court of competent jurisdiction may otherwise direct.

Until the Discharge of Credit Agreement Obligations, any Shared Collateral or proceeds thereof received by the Collateral Agent or any Holder at any time prior to the Discharge of Credit Agreement Obligations (except for payments in respect of the notes made in accordance with any provision of the Credit Agreement expressly permitting such payments) will be segregated and held in trust by the Collateral Agent. The Collateral Agent will promptly send written notice to the Credit Agreement Collateral Agent upon receipt of such Shared Collateral or proceeds and if directed by the Credit Agreement Collateral Agent within ten Business Days after receipt by the Credit Agreement Collateral Agent of such written notice, will pay over such Shared Collateral or proceeds to the Credit Agreement Collateral Agent in the same form as received for distribution, with any necessary or reasonably requested endorsements, or as a court of competent jurisdiction may otherwise direct. The Credit Agreement Collateral Agent is authorized to make any such endorsements as the collateral agent for the Collateral Agent or any such Holder. This authorization is coupled with an interest and is irrevocable.

Release of Discount Note Liens and Discount Note Guarantees

Under the Intercreditor Agreement, certain Discount Note Liens will be released in the following circumstances:

(1) If, in connection the exercise of the Credit Agreement Collateral Agent’s remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement described above under the caption “— Enforcement” or after the occurrence and during the continuation of an Event of Default under the Credit Agreement Documents, any Disposition in lieu of foreclosure or other exercise of remedies on any of the Shared Collateral by the Company or any Guarantor at the written direction, or with the written approval, of the requisite Senior Lenders or the Credit Agreement Collateral Agent, as the case may be, the Credit Agreement Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases any Credit Agreement Lien on any part of the Shared Collateral, then the Discount Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released;

(2) If in connection with any sale, lease, exchange, transfer or other disposition of any Shared Collateral (in each case, a “Disposition”) permitted under the terms of both the Credit Agreement Documents and the Discount Note Documents (other than in connection with the exercise of the Credit Agreement Collateral Agent’s remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement described above under the caption “— Enforcement”), the Credit Agreement Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases its Liens on any of the Shared Collateral, other than in connection with the Discharge of Credit Agreement Obligations, then the Discount Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released; provided, that the Discount Note Liens upon the Shared Collateral will not be released if the Disposition is subject to the covenant contained in the Indenture described under the caption “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.”;

(3) If (i) the requisite number or percentage of Senior Lenders and the requisite percentage or number of Holders under the Discount Note Documents consent to a release of any or all of the Shared Collateral, and (ii) the Company delivers an Officers’ Certificate to the Credit Agreement Collateral Agent and the Collateral Agent certifying that all such necessary consents have been obtained, the Credit Agreement Collateral Agent, for itself and for the benefit of the Senior Lenders and the Collateral Agent, for itself and for the benefit of the Holders, will unconditionally and simultaneously release their Liens on such Shared Collateral;

(4) If the guarantee of the Discount Note Debt by a Guarantor is released in accordance with the Discount Note Documents, the Discount Note Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released; and

(5) If the guarantee of the Credit Agreement Debt by a Guarantor is released in accordance with the Credit Agreement Documents, the Credit Agreement Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released;

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of

Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

Amendments to Credit Agreement Documents

The Credit Agreement Documents may be amended, supplemented or otherwise modified in accordance with their terms and the Credit Agreement may be refinanced, in each case, without notice to, or the consent of the Collateral Agent or the Holders, all without affecting the lien subordination or other provisions of the Intercreditor Agreement; provided, that the holders of such Refinancing Indebtedness bind themselves in a writing addressed to the Collateral Agent and the Holders to the terms of the Intercreditor Agreement.

Purchase Option

Upon the occurrence and during the continuance of an Event of Default under the Credit Agreement Documents, the Collateral Agent on behalf of the Holders, after the declaration by the Trustee of an Event of Default under the Discount Note Documents and of the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all Discount Note Debt, will have the option at any time upon five Business Days’ prior written notice to the Credit Agreement Collateral Agent to elect to purchase all of the Credit Agreement Debt from the Senior Lenders upon the terms and conditions provided for in the Intercreditor Agreement.

Insolvency Proceedings

Until the Discharge of Credit Agreement Obligations, if any Obligor will be subject to any Insolvency Proceeding and the Credit Agreement Collateral Agent or any Senior Lender desires to (i) permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) constituting Shared Collateral, or (ii) permit any Obligor to obtain financing under Section 364 of the Bankruptcy Code (“DIP Financing”), then the Collateral Agent, on behalf of itself and the Holders, will raise no objection to such Cash Collateral use or DIP Financing and to the extent the Liens securing the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) are subordinated to or pari passu with such DIP Financing, the Collateral Agent will subordinate its Liens on the Shared Collateral to the Liens securing such DIP Financing (and all obligations relating thereto) and will not request adequate protection or any other relief in connection therewith, except, as expressly agreed by the Credit Agreement Collateral Agent or to the extent permitted by this section or by the provisions of the Intercreditor Agreement described below under the next two paragraphs; provided, that:

(1) the aggregate principal amount of the DIP Financing plus the aggregate outstanding principal amount of Credit Agreement Debt plus the aggregate face amount of any letters of credit issued and not reimbursed under the Credit Agreement does not exceed the Senior Lender Debt Cap; and

(2) the Collateral Agent and the Holders retain the right to object to any ancillary agreements or arrangements regarding Cash Collateral use or the DIP Financing that are materially prejudicial to their interests.

The Collateral Agent, on behalf of itself and the Holders, agrees that none of them will contest (or support any other Person contesting):

(1) any request by the Credit Agreement Collateral Agent or the Senior Lenders for adequate protection; or

(2) any objection by the Credit Agreement Collateral Agent or the Senior Lenders to any motion, relief, action or proceeding based on the Credit Agreement Collateral Agent or the Senior Lenders claiming a lack of adequate protection.

Notwithstanding the preceding provisions in this section, in any Insolvency Proceeding:

(1) if the Credit Agreement Collateral Agent or the Senior Lenders (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any Cash Collateral use or DIP Financing, then the Collateral Agent, on behalf of itself or any of the Holders, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) and such Cash Collateral use or DIP Financing (and all obligations relating thereto) on the same basis as the other Discount Note Liens are so subordinated to the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) under the Intercreditor Agreement; and

(2) in the event the Collateral Agent, on behalf of itself or any of the Holders, seeks or requests adequate protection in respect of Discount Note Obligations and such adequate protection is granted in the form of additional collateral, then the Collateral Agent, on behalf of itself or any of the Holders, agrees that the Credit Agreement Collateral Agent will also be granted a senior Lien on such additional collateral as security for the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) and for any Cash Collateral use or DIP Financing provided by the Senior Lenders and that any Discount Note Lien on such additional collateral will be subordinated to the Lien on such collateral securing the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) and any such DIP Financing provided by the Senior Lenders (and all obligations relating thereto) and to any other Liens granted to the Senior Lenders as adequate protection on the same basis as the other Discount Note Liens are so subordinated to such Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) under the Intercreditor Agreement.

If, in any Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any assets of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of the Credit Agreement Obligations and the Discount Note Obligations, then, to the extent the debt obligations distributed on account of the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) and the Discount Note Obligations are secured by Liens on the same assets, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

The Collateral Agent, for itself and each of the Holders, agrees that none of them will object to or oppose a sale or other disposition of any Shared Collateral free and clear of security interests, liens or other claims under Section 363 of the Bankruptcy Code if the Credit Agreement Collateral Agent has consented to such sale or disposition of such assets, and such motion does not impair the rights of the Holders under Section 363(k) of the Bankruptcy Code; provided, that the Senior Lender Debt Cap will be reduced by an amount equal to the net cash proceeds of such sale or other disposition which are used to pay the principal or face amount of the Credit Agreement Debt.

Except as otherwise expressly set forth in the provisions of the Intercreditor Agreement or in connection with the exercise of remedies with respect to the Shared Collateral, nothing in the Intercreditor Agreement will limit the rights of the Collateral Agent or the Holders from seeking adequate protection with respect to their rights in the Shared Collateral in any Insolvency Proceeding (including adequate protection in the form of a cash payment, periodic cash payments or otherwise).

Release of Liens in Respect of Notes

The Indenture will provide that the Discount Note Liens upon the Collateral will no longer secure the notes or any other Discount Note Obligations, and the right of the Holders to the benefits and proceeds of the Discount Note Liens on the Collateral will terminate and be discharged automatically:

(1) upon satisfaction and discharge of the Indenture as set forth under the caption “— Satisfaction and Discharge”;

(2) upon a Legal Defeasance or Covenant Defeasance of the notes under the Indenture as set forth under the caption “— Legal Defeasance and Covenant Defeasance”;

(3) upon payment in full and discharge of all notes outstanding under the Indenture and all Discount Note Obligations that are outstanding, due and payable under the Indenture at the time the notes are paid in full and discharged;

(4) in whole or in part, with the consent of the Holders of notes in accordance with the provisions of the Indenture described below under the caption “— Amendments, Supplements and Waivers”; or

(5) to the extent not otherwise terminated and discharged, with respect to any asset that is or becomes an Excluded Asset;

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

Relative Rights

The Indenture will provide that nothing in the Discount Note Documents will:

(1) impair, as between the Company and the Holders, the Company’s obligations to pay principal of, premium and interest (including Additional Interest, if any) on the notes in accordance with their terms or any of the Company’s other obligations or any Guarantor’s obligations;

(2) affect the relative rights of Holders as against any of the Company’s or the Guarantors’ other creditors (other than holders of Credit Agreement Liens and Permitted Prior Liens);

(3) restrict the right of any Holder to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the caption “— Intercreditor Agreement”);

(4) restrict or prevent any Holder of notes or the Collateral Agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described above under the caption “— Intercreditor Agreement”; or

(5) restrict or prevent any Holder of notes or the Collateral Agent from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by the provisions described above under the caption “— Intercreditor Agreement.”

Further Assurances; Insurance

The Indenture and the Collateral Agreements will provide that the Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Discount Note Obligations, duly created and enforceable and perfected Discount Note Liens upon the Collateral (including any assets constituting Collateral that are acquired or otherwise become Collateral after the notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Discount Note Documents.

Upon the reasonable request of the Collateral Agent at any time and from time to time, the Company and each of the Guarantors will promptly execute, acknowledge and deliver such security documents, certificates, notices and other documents, and (subject to the provisions of the Intercreditor Agreement) take such other actions as shall be reasonably required, or that the Collateral Agent may reasonably request, to create, perfect, protect, assure or enforce the Discount Note Liens and benefits intended to be conferred, in each case as contemplated by the Discount Note Documents for the benefit of the holders of Discount Note Obligations.

The Company and the Guarantors will maintain adequate insurance policies and will upon written request provide the Collateral Agent with evidence of such insurance coverage for public liability, property damage, product liability and business interruption with respect to their businesses and properties against loss or damage (a) of the kinds customarily carried or maintained by corporations of established reputation engaged in similar businesses and (b) as may be required by the Collateral Agreements.

Upon the request of the Collateral Agent, the Company and the Guarantors will furnish to the Collateral Agent full information as to their property and liability insurance carriers. Holders of Discount Note Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of the Company and the Guarantors, and the Collateral Agent will be named as loss payee, with 10 days’ notice of cancellation or material change, on all property and casualty insurance policies of the Company and the Guarantors.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1) failure by the Company to pay interest (including Additional Interest, if any) on any of the notes when it becomes due and payable, and the continuance of any such failure, in each case, for 30 days;

(2) failure by the Company to pay the principal of or premium, if any, on any of the notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) failure by the Company to comply with any of its agreements or covenants described above under “— Certain Covenants — Minimum Consolidated Cash Flow,” “— Certain Covenants — Registration Defaults,” or “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.,” in respect of its obligations to make a Net Proceeds Offer as described above under “— Certain Covenants — Limitations on Asset Sales” or in respect of its obligations to make a Change of Control Offer as described above under “— Change of Control”;

(4) failure by the Company to comply with any other agreement or covenant in the Indenture and continuance of this failure for 30 days after notice of the failure has been given to the Company by the Trustee or by the Holders of at least 25% of the aggregate Accreted Value of the notes then outstanding;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) principal on such Indebtedness within the applicable express grace period,

(b) results in the acceleration of such Indebtedness prior to its express final maturity or

(c) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $5.0 million or more;

(6) one or more judgments or orders that exceed $5.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(7) the Company or any Significant Subsidiary pursuant to or within the meaning of the Bankruptcy Code:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under the Bankruptcy Code that:

(a) is for relief against the Company or any Significant Subsidiary as debtor in an involuntary case,

(b) appoints a Custodian of the Company or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Company or any Significant Subsidiary, or

(c) orders the liquidation of the Company or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days;

(9) any Discount Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Discount Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid, or any Guarantor denies its liability under its Discount Note Guarantee (other than by reason of release of a Guarantor from its Discount Note Guarantee in accordance with the terms of the Indenture and the Discount Note Guarantee);

(10) any failure to comply with any material agreement or material covenant in any of the Collateral Agreements, and such failure or breach shall continue for a period of 30 days after written notice is given to the Company by the Trustee, the Disbursement Agent or Collateral Agent, or to the Company, the Trustee, the Disbursement Agent and the Collateral Agent by the Holders of at least 25% of the aggregate Accreted Value of the notes then outstanding; or

(11) (i) any of the Collateral Agreements at any time for any reason ceases to be in full force and effect, or is declared null and void, or shall cease to be effective to give the Collateral Agent, the liens with the priority purported to be created thereby (subject to the Intercreditor Agreement) subject to no other Liens (in each case, other than Permitted Liens or by reason of the termination of the Indenture or the applicable Collateral Agreement in accordance with its terms), or (ii) the Company or any Guarantor denies any obligation of the Company or any Guarantor set forth in or arising under, any Collateral Agreement.

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Company), shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate Accreted Value of the notes then outstanding by written notice to the Company and the Trustee, may declare (an “acceleration declaration”) all amounts owing under the notes to be due and payable immediately. Upon such acceleration declaration, the aggregate principal of and accrued and unpaid interest (including Additional Interest, if any) on the outstanding notes shall immediately become due and payable; provided, that after such acceleration declaration, but before a judgment or decree based on acceleration, the Holders of a majority of the aggregate Accreted Value of such outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest (including Additional Interest, if any) have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (7) or (8) with respect to the Company occurs, all outstanding notes shall become due and payable without any further action or notice.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the notes, give the Holders notice of all uncured Defaults thereunder known to it.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% of the aggregate Accreted Value of the notes then outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority of the aggregate Accreted Value of the notes then outstanding a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Discount Note for enforcement of payment of the principal of or interest (including Additional Interest, if any) on such Discount Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “— Events of Default” section).

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Company becoming aware of any Default, a statement specifying such Default and what action the Company is taking or proposes to take with respect thereto.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Legal Defeasance means that the Company and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the notes and the Discount Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding notes and Discount Note Guarantees, except as to

(1) rights of Holders to receive payments in respect of the principal of and interest (including Additional Interest, if any) on the notes when such payments are due from the trust funds referred to below,

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, and immunities of the Trustee, and the Company’s obligation in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Company may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Company, to pay the principal and premium, if any, of and interest (including Additional Interest, if any) on the notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest (including Additional Interest, if any) on the notes, and the Holders must have a valid, perfected, exclusive security interest in such trust,

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

(a) the Company has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under the Indenture or a default under any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than any such Default or default resulting solely from the borrowing of funds to be applied to such deposit and the grant of any Lien on such deposit in favor of the Trustee and/or the Holders),

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2)  and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest (including Additional Interest, if any) and premium, if any, on the notes when due, then the Company’s obligations and the obligations of the Guarantors under the Indenture and the Collateral Agreements will be revived and no such defeasance will be deemed to have occurred.

The Discount Note Liens will be released as provided under the caption “— Intercreditor Agreement — Release of Liens in Respect of notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of notes which shall survive until all notes have been canceled) as to all outstanding notes when either

(1) all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2) (a) all notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “— Optional Redemption,” and the Company has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest and Additional Interest, if any) on the notes not theretofore delivered to the Trustee for cancellation,

(b) the Company has paid all sums payable by it under the Indenture,

(c) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the notes at maturity or on the date of redemption, as the case may be, and

(d) the Holders have a valid, perfected, exclusive security interest in this trust.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

The Discount Note Liens will be released as provided under the caption “— Intercreditor Agreement — Release of Liens in Respect of Notes,” upon a satisfaction and discharge in accordance with the provisions described above.

Transfer and Exchange

A Holder will be able to register the transfer of or exchange notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Company, the Registrar is not required (1) to register the transfer of or exchange any Discount Note selected for redemption, (2) to register the transfer of or exchange any Discount Note for a period of 15 days before a selection of notes to be redeemed or (3) to register the transfer or exchange of a note between a record date and the next succeeding interest payment date.

The notes will be issued in registered form and the registered Holder will be treated as the owner of such Discount Note for all purposes.

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture, the notes, the Registration Rights Agreements and the Collateral Agreements may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the Holders of at least a majority of the aggregate Accreted Value of the notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture and the Collateral Agreements may be waived (other than any continuing Default in the payment of the principal or interest (including Additional Interest, if any) on the notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the Holders of a majority of the aggregate Accreted Value of the notes then outstanding; provided, that:

(a) no such amendment or waiver may, without the consent of the Holders of two-thirds of the aggregate Accreted Value of the notes then outstanding, amend the obligation of the Company under the heading “— Change of Control,” “— Certain Covenants — Limitations on Asset Sales,” “— Certain Covenants — Minimum Consolidated Cash Flow,” or “— Certain Covenants — Additional Interest” or the related definitions in a manner that adversely affects the rights of any Holder;

(b) no such amendment or waiver may, without the consent of Holders of two-thirds of the aggregate Accreted Value of the notes then outstanding, have the effect of releasing all or substantially all of the Collateral from the Discount Note Liens; and

(c) without the consent of each Holder affected, no amendment or waiver may:

(1) reduce, or change the maturity, of the principal of any Discount Note;

(2) reduce the rate of or extend the time for payment of interest or Additional Interest on any Discount Note;

(3) reduce any premium payable upon optional redemption of the notes or change the date on which any notes are subject to redemption (other than provisions relating to the purchase of notes described above under “— Change of Control” (subject to clause (a) above) and “— Certain Covenants — Limitations on Asset Sales,” except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Company to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the notes affected);

(4) make any note payable in money or currency other than that stated in the notes;

(5) modify or change any provision of the Indenture or the related definitions to affect the ranking of the notes or any Discount Note Guarantee in a manner that adversely affects the Holders;

(6) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture, the notes or the Collateral Agreements;

(7) waive a default in the payment of principal of or premium or interest (including Additional Interest, if any) on any notes (except a rescission of acceleration of the notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8) impair the rights of Holders to receive payments of principal of or premium or interest and Additional Interest on the notes;

(9) release any Guarantor from any of its obligations under its Discount Note Guarantee or the Indenture, except as permitted by the Indenture; or

(10) make any change in these amendment and waiver provisions.

Notwithstanding the foregoing, the Company and the Trustee may amend the Indenture, the Discount Note Guarantees, the Collateral Agreements or the notes without the consent of any Holder:

(1) to cure any ambiguity, defect or inconsistency,

(2) to provide for uncertificated notes in addition to or in place of certificated notes,

(3) to provide for the assumption of the Company’s obligations to the Holders in the case of a merger, consolidation or sale of all or substantially all of the assets in accordance with “— Certain Covenants — Limitations on Mergers, Consolidations, etc.,”

(4) to release any Guarantor from any of its obligations under its Discount Note Guarantee, the Indenture (to the extent permitted by the Indenture) or the Collateral Agreements,

(5) to make any change that does not materially adversely affect the rights of any Holder or

(6) in the case of the Indenture, to maintain the qualification of the Indenture under the Trust Indenture Act.

No Personal Liability of Directors, Officers and Employees

No director, officer, employee or incorporator of the Company or any Guarantor will have any liability for any obligations of the Company under the notes, the Indenture or the Collateral Agreements or of any Guarantor under its Discount Note Guarantee or under any of the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Discount Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Discount Note Guarantees and the granting of Discount Note Liens. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing Law

The Indenture, the notes, the Discount Note Guarantees, the Registration Rights Agreements and the Collateral Agreements will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the instruments governing perfection of a security interest in certain collateral may be governed by the law of the jurisdiction where such collateral is located.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Accreted Value” means, with respect to any Discount Note, (i) as of any date prior to June 15, 2008, the sum of (a) the initial offering price of the notes and (b) the portion of the original issue discount on such Discount Note (which for this purposes shall be deemed to be the excess of the principal amount over the initial offering price) that has been amortized with respect to such Discount Note through such date, such original issue discount to be amortized at the rate of 13% per annum (such percentage being expressed as a percentage of the sum of the initial offering price plus previously amortized original issue discount) using semi-annual compounding of such rate on each June 15 and December 15 from the Issue Date through such date, and (ii) on and after June 15, 2008, the principal amount of such Discount Note.

“Acquired Indebtedness” means:

(1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its subsidiaries existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, and

(2) with respect to the Company or any Restricted Subsidiary, any Indebtedness of a Person (other than the Company or a Restricted Subsidiary) existing at the time such Person is merged with or into the Company or a Restricted Subsidiary, or Indebtedness expressly assumed by the Company or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.

“Additional Interest” has the meaning set forth in the Registration Rights Agreements.

“Additional Warrants” has the meaning set forth in the Warrant Agreement.

“Affiliate” of any Person means any other Person that directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. Notwithstanding the foregoing, neither Jefferies & Company, Inc., nor any of its Affiliates, nor any director, officer or employee of any of them, shall be considered Affiliates of the Company.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning.

“asset” means any asset or property.

“Asset Acquisition” means

(1) an Investment by the Company or any Restricted Subsidiary in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary, or

(2) the acquisition by the Company or any Restricted Subsidiary of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

“Asset Sale” means any transfer by the Company or any Restricted Subsidiary to any Person other than the Company or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation), in one transaction or a series of related transactions, of any assets of the Company or any of its

Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of all or substantially all of the assets of the Company that are governed by, and made in accordance with, the covenant described under “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.”;

(3) Permitted Investments and Restricted Payments permitted under the covenant described under “— Certain Covenants — Limitations on Restricted Payments”;

(4) the creation of any Permitted Lien;

(5) transfers of damaged, worn-out or obsolete equipment or assets that, in the Company’s reasonable judgment, are no longer used or useful in the business of the Company or its Restricted Subsidiaries; and

(6) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $1.0 million.

“Attributable Indebtedness,” means, when used with respect to any Sale and Leaseback Transaction, as at the time of determination, the present value (discounted at a rate equivalent to the Company’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Code” means title 11 of the United States Code (11 U.S.C. 101 et seq.), as amended from time to time and any successor statute, or if the context so requires, any similar federal or state law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that the term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have meanings correlative to the foregoing.

“Board of Directors” shall mean, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person or any committee thereof duly authorized to act on behalf of such board, (ii) in the case of any limited liability company, the managing member or members or the board of managers of such Person, (iii) in the case of any partnership, the board of directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable obligations with a maturity of 360 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof);

(2) demand and time deposits and certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million and is assigned at least a “B” rating by Thomson Financial BankWatch;

(3) commercial paper maturing no more than 180 days from the date of creation thereof issued by a corporation that is not the Company or an Affiliate of the Company, and is organized under the laws of any State of the United States of America or the District of Columbia and rated at least “A-1” by S&P or at least “P-1” by Moody’s;

(4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above; and

(5) investments in money market or other mutual funds at least 95% of the assets of which comprise securities of the types described in clauses (1) through (4) above.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 35% of the voting power of the total outstanding Voting Stock of the Company;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

(3) all or substantially all of the assets of the Company and the Restricted Subsidiaries are transferred to any Person other than a Wholly Owned Subsidiary;

(4) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (4), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons that Beneficially Own Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company immediately prior to such consummation do not Beneficially Own Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or

(5) the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

“Collateral” means all assets at any time owned or acquired by the Company or any of the Guarantors, except:

(1) Excluded Assets;

(2) any assets in which the Collateral Agent is required to release its Discount Note Liens pursuant to the provisions described above under the caption “— Intercreditor Agreement — Release of Discount Note Liens and Discount Note Guarantees;” and

(3) any assets that no longer secure the notes or any Discount Note Obligations pursuant to the provisions described above under the caption “— Intercreditor Agreement — Release of Liens in Respect of Notes.”

“Collateral Agent” means the Trustee, in its capacity as Collateral Agent under the Collateral Agreements, together with its successors in such capacity.

“Collateral Agreements” means the Intercreditor Agreement, the Disbursement Agreement and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Discount Note Lien upon Collateral in favor of the Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Common Stock” means shares now or hereafter authorized of any class of common shares of the Company however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets or earnings of the Company without limit as to per share amount.

“Consolidated Amortization Expense” for any period means the amortization expense of the Company and the Restricted Subsidiaries for such period (excluding amortization of pre-paid cash expenses that were paid in a prior period), determined on a consolidated basis in accordance with GAAP.

“Consolidated Cash Flow” for any period means, without duplication, the sum of the amounts for such period of

(1) Consolidated Net Income, plus

(2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary only if a corresponding amount would be permitted at the date of determination to be distributed to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,

(a) Consolidated Income Tax Expense,

(b) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c) Consolidated Depreciation Expense,

(d) Consolidated Interest Expense, and

(e) all other non-cash items reducing the Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period,

in each case determined on a consolidated basis in accordance with GAAP, minus

(3) the aggregate amount of all non-cash items (other than accrual of revenue in the ordinary course of business), determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period.

“Consolidated Depreciation Expense” for any period means the depreciation expense of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” for any period means the provision for taxes of the Company and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means the ratio of Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”) to Consolidated Interest Expense for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence of any Indebtedness or the issuance of any Preferred Stock of the Company or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

(2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.

If the Company or any Restricted Subsidiary directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

For purposes of calculating the Consolidated Interest Coverage Ratio prior to the expiration of the first Four-Quarter Period subsequent to the Issue Date, such calculation shall be on the same pro forma basis as the pro forma financial statements that are presented in this Prospectus.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on this Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3) notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

“Consolidated Interest Expense” for any period means the sum, without duplication, of (a) the total interest expense of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and (b) to the extent not otherwise included therein and without duplication,

(1) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness,

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings,

(3) the net costs associated with Hedging Obligations,

(4) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses,

(5) the interest portion of any deferred payment obligations,

(6) all other non-cash interest expense,

(7) capitalized interest,

(8) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Company or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Company or a Wholly Owned Subsidiary or to the extent paid in Qualified Equity Interests), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company and the Restricted Subsidiaries, expressed as a decimal,

(9) all interest payable with respect to discontinued operations, and

(10) all interest on any Indebtedness described in clause (7) or (8) of the definition of Indebtedness.

Consolidated Interest Expense shall be calculated after giving effect to Hedging Obligations (including associated costs) described in the definition of “Hedging Obligations,” but excluding unrealized gains and losses with respect to Hedging Obligations. For purposes of calculating the Consolidated Interest Coverage Ratio, “Consolidated Interest Expense” shall not include the types of interest expense described in clauses (4), (6) and (7) above with respect to Indebtedness outstanding on the Issue Date (other than original issue discount with respect to the Discount Notes).

“Consolidated Net Income” for any period means the net income (or loss) of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Company and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Company or any of its Wholly Owned Subsidiaries during such period;

(2) except to the extent includible in the consolidated net income pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Company or any Restricted Subsidiary;

(3) the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Company by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) (i) other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Company or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any Restricted Subsidiary or (b) any Asset Sale by the Company or any Restricted Subsidiary, and (ii) for purposes of calculating the Restricted Payments Basket, any gain (but not loss), together with any related provisions for taxes on any such gain (but not the tax effect of any such loss), realized during such period by the Company or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any Restricted Subsidiary or (b) any Asset Sale by the Company or any Restricted Subsidiary shall be excluded from such net income;

(6) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

(7) unrealized gains and losses with respect to Hedging Obligations; and

(8) (i) other than for purposes of calculating the Restricted Payments Basket, any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (or the tax effect of any such extraordinary or nonrecurring loss), realized by the Company or any Restricted Subsidiary during such period, and (ii) for purposes of calculating the Restricted Payments Basket, any extraordinary or nonrecurring gain (but not any extraordinary or nonrecurring loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (but not the tax effect of any such extraordinary or nonrecurring loss) shall be excluded from such net income.

In addition, any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (3)(d) of the first paragraph under “— Certain Covenants — Limitations on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (12) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.

“Consolidated Net Worth” means, with respect to any Person as of any date, the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) (1) any amounts thereof attributable to Disqualified Equity Interests of such Person or its subsidiaries or any amount attributable to Unrestricted Subsidiaries and (2) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a subsidiary of such Person.

“control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of any Person shall be deemed to be control of such Person. The terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Credit Agreement” means a Credit Agreement, to be entered into by and among the Company, as borrower, a bank or other financial institution, as administrative agent, and the other lenders named therein, to provide the Company with a revolving credit facility of up to $25.0 million, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), and in each case as amended or refinanced from time to time.

“Credit Agreement Collateral Agent” means, at any time, the Person serving at such time as the “Collateral Agent” under the Credit Agreement or any other representative then most recently designated in accordance with the applicable provisions of the Credit Agreement, together with its successors in such capacity.

“Credit Agreement Debt” means:

(1) Indebtedness of the Company, the Guarantors and the guarantors under the Credit Agreement that was permitted to be incurred and secured under each applicable Secured Debt Document (or as to which the lenders under the Credit Agreement obtained an Officers’ Certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents); and

(2) Hedging Obligations incurred to hedge or manage interest rate risk with respect to Credit Agreement Debt; provided, that:

(a) such Hedging Obligations are secured by a Credit Agreement Lien on all of the assets that secure Indebtedness under the Credit Agreement; and

(b) such Credit Agreement Lien is senior to or on a parity with the Credit Agreement Liens securing Indebtedness under the Credit Agreement.

“Credit Agreement Documents” means the Credit Agreement, the Credit Agreement Security Documents, and all agreements governing or relating to any Credit Agreement Obligations.

“Credit Agreement Lien” means a Lien granted by a Credit Agreement Security Document to the Credit Agreement Collateral Agent (or any Senior Lender or other representative of the Senior Lenders), at any time, upon any assets of the Company, any Guarantor or any guarantor under the Credit Agreement to secure Credit Agreement Obligations.

“Credit Agreement Obligations” means the Credit Agreement Debt and all other Obligations in respect of Credit Agreement Debt.

“Credit Agreement Security Documents” means the Intercreditor Agreement and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Credit Agreement Lien upon collateral in favor of the Credit Agreement Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Credit Facilities” means one or more debt facilities (which may be outstanding at the same time and including, without limitation, the Credit Agreement) providing for revolving credit loans, term loans or letters of credit and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Code.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Disbursed Funds Account” means the account designated by the Company from time to time and pledged to the Collateral Agent pursuant to the terms of the Collateral Agreements, into which funds from the Disbursement Account will be deposited from time to time in accordance with the Disbursement Agreement.

“Disbursement Account” means the account maintained by the Disbursement Agent and pledged to the Collateral Agent pursuant to the terms of the Collateral Agreements, into which $201.6 million of the net proceeds from the sale of the Discount Notes was deposited.

“Disbursement Account Collateral” means the Disbursement Account, the Disbursed Funds Account, amounts and other assets or investments credited thereto or deposited therein, and the proceeds therefrom.

“Disbursement Agent” means Wells Fargo Bank, National Association, as disbursement agent under the Disbursement Agreement.

“Disbursement Agreement” means the Disbursement Agreement, dated as of December 30, 2005, among the Company, the Trustee and the Disbursement Agent in connection with the completion of the Facilities.

“Discount Note Debt” means the Discount Notes issued on the Issue Date.

“Discount Note Documents” means the Indenture, the Discount Notes, the Collateral Agreements, the Securities Purchase Agreement, the Registration Rights Agreements and all agreements governing, securing or relating to any Discount Note Obligations.

“Discount Note Lien” means a Lien granted by a Collateral Agreement to the Collateral Agent (or any other holder, or representative of holders, of Discount Note Obligations), at any time, upon any assets of the Company or any Guarantor to secure Discount Note Obligations.

“Discount Note Obligations” means Discount Note Debt and all other Obligations in respect thereof.

“Discount Notes” means, collectively, the Initial Discount Notes and Exchange Discount Notes.

“Discharge of Credit Agreement Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Credit Agreement Debt;

(2) payment in full in cash of the principal of and interest and premium (if any) on all Credit Agreement Debt (other than any undrawn letters of credit);

(3) discharge or cash collateralization (at the lower of (1) 110% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Credit Agreement Document) of all outstanding letters of credit constituting Credit Agreement Debt; and

(4) payment in full in cash of all other Credit Agreement Obligations that are outstanding and unpaid at the time the Credit Agreement Obligations are paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Discount Notes; provided, that all Equity Interests of Subsidiaries shall be Disqualified Equity Interests.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.

“Engagement Letter” means that certain letter agreement, dated September 29, 2005, as supplemented by a Supplement to Engagement Letter, dated December [28], 2005, by and between the Company and Jefferies & Company, Inc.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Discount Notes” means Discount Notes issued in exchange for the Initial Discount Notes pursuant to the terms of the Registration Rights Agreements.

“Exchange Offer” means an exchange offer registered under the Securities Act made by the Company, pursuant to the Registration Rights Agreements, to exchange for any and all Discount Notes a like aggregate principal amount of Discount Notes having substantially identical terms to the Discount Notes.

“Excluded Assets” means each of the following, but only to the extent not subject to a Credit Agreement Lien:

(1) any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a Lien under the Collateral Agreements will constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided, that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the security documents, immediately and automatically, at such time as such consequences will no longer result;

(2) real property owned by the Company or any Guarantor that has a Fair Market Value not exceeding $5.0 million in the aggregate, or any real property leased by the Company or any Guarantor; and

(3) any other assets in which a Lien cannot be perfected either (i) by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction or (ii) by the recordation of notice filings or other instruments with the United States Patent and Trademark Office or the United States Copyright Office, so long as the aggregate Fair Market Value of all such assets does not at any one time exceed $1.0 million.

“Facilities” means the ATEtm system network to be built at approximately 160 travel center sites and at approximately 50 fleet terminal sites with the proceeds of the sale of the Units, as described in this Prospectus.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Company, as evidenced by a resolution of such Board.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.

“Guarantor” means each Restricted Subsidiary of the Company, and each other Person that is required to, or at the election of the Company does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Discount Note Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

“Holder” means any registered holder of the Discount Notes.

“incur” means, with respect to any Indebtedness or obligation, incur, create, issue, assume, guarantee or otherwise become directly or, indirectly liable, contingently or otherwise, with respect to such Indebtedness or obligation; provided, that the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary.

“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

(5) all Disqualified Equity Interests of such Person with the amount of Indebtedness represented by such Disqualified Equity Interests being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided, that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or the Company’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture.

“Independent Director” means a director of the Company who

(1) is independent with respect to the transaction at issue;

(2) does not have any material financial interest in the Company or any of its Affiliates (other than as a result of holding securities of the Company); and

(3) has not and whose Affiliates or affiliated firm has not, at any time during the twelve months prior to the taking of any action hereunder, directly or indirectly, received, or entered into any understanding or agreement to receive, any compensation, payment or other benefit, of any type or form, from the Company or any of its Affiliates, other than customary directors’ fees for serving on the Board of Directors of the Company or any Affiliate and reimbursement of out-of-pocket expenses for attendance at the Company’s or Affiliate’s board and board committee meetings. Notwithstanding the foregoing, any director designated by Jefferies & Company, Inc. or any of its Affiliates that is independent with respect to the transaction at issue will be an “Independent Director.”

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Company’s Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Company and its Affiliates.

“Initial Discount Notes” the 13% Senior Secured Discount Notes due 2012 issued by the Company on the Issue Date.

“Insolvency Proceeding” means, as to any Person, any of the following: (a) any case or proceeding with respect to such Person under the Bankruptcy Code or any other Federal or State bankruptcy, insolvency, reorganization or other law of any jurisdiction affecting creditors’ rights or any other or similar proceedings seeking any stay, reorganization, arrangement, composition or readjustment of the obligations and indebtedness of such Person; (b) any proceeding seeking the appointment of any trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to such Person or any of its assets; (c) any proceeding for liquidation, dissolution or other winding up of the business of such Person; or (d) any assignment for the benefit of creditors or any marshaling of assets of such Person.

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3) all other items that would be classified as investments (including purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP; and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with the covenant described under “— Certain Covenants — Limitations on Designation of Unrestricted Subsidiaries.” If the Company or any Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Subsidiary not sold or disposed of, which amount shall be determined in good faith by the Board of Directors. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in the third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in the third Person. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Company shall be deemed not to be Investments.

“Issue Date” means the date on which the Discount Notes are originally issued.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than cautionary filings in respect of operating leases).

“Moody’s” means Moody’s Investors Service, Inc. (and its successors).

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other reasonable out-of-pocket fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any adjustment in the sale price of such asset or assets or liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Recourse Debt” means Indebtedness of an Unrestricted Subsidiary:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Discount Notes or the Credit Agreement) of the Company or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the Equity Interests or assets of the Company or any Restricted Subsidiary.

“nonrecurring” means any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided, that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring

“Obligations” means:

(1) with respect to Discount Note Debt, any principal, premium or interest and Additional Interest payment, or monetary penalty, or damages, due by the Company or any Guarantor under the terms of the Discount Notes or the Indenture, and

(2) with respect to Credit Agreement Debt, any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Credit Agreement Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable by the Company or any guarantor of the Credit Agreement Debt.

“Officer” means any of the following of the Company: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.

“Other Eligible Investments” means short-term, U.S. dollar-denominated, fixed-income securities (or other non-equity securities with debt-like characteristics, which pay on a fixed or floating rate basis) comprised of any of the following:

(1) direct non-callable obligations of states or municipalities of the United States of America rated in the highest rating category of S&P or Moody’s;

(2) auction rate notes and structured notes rated in the highest rating category of S&P or Moody’s; and

(3) bonds and notes maturing no more than 180 days from the date of creation thereof issued by a corporation that is not the Company or an Affiliate of the Company, and is organized under the laws of any State of the United States of America or the District of Columbia and rated in the highest rating category of S&P or Moody’s.

“Pari Passu Indebtedness” means any Indebtedness of the Company or any Guarantor that ranks pari passu in right of payment with the Discount Notes or the Discount Note Guarantees, as applicable.

“Permitted Business” means the businesses engaged in by the Company on the Issue Date as described in this Prospectus and businesses that are reasonably related thereto or reasonable extensions thereof.

“Permitted Investment” means:

(1) Investments in any Guarantor or any Person that will become immediately after such Investment a Guarantor or that will merge with or consolidate into the Company or any Guarantor;

(2) Investments in the Company;

(3) loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes and in accordance with applicable laws, not in excess of $1.0 million at any one time outstanding;

(4) Hedging Obligations incurred pursuant to clause (4) of the second paragraph under the covenant described under “— Certain Covenants — Limitations on Additional Indebtedness”;

(5) cash and Cash Equivalents;

(6) receivables owing to the Company or any Restricted Subsidiary that are created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “— Certain Covenants — Limitations on Asset Sales”;

(9) lease, utility and other similar deposits in the ordinary course of business;

(10) advances to suppliers and customers in the ordinary course of business;

(11) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and

(12) other Investments in an aggregate amount not to exceed $5.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value); provided, that the amount of Investments outstanding at any time pursuant to this clause (12) shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to this clause (12), by an amount equal to the return of capital with respect to such Investment to the Company or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Company’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to this clause (12).

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Company and the Restricted Subsidiaries taken as a whole;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any Restricted Subsidiary, including rights of offset and setoff;

(9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Company or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided, that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(10) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(11) Discount Note Liens;

(12) Liens on Shared Collateral securing Credit Agreement Obligations in an aggregate principal amount not exceeding the Senior Lender Debt Cap;

(13) Liens existing on the Issue Date securing Indebtedness outstanding on the Issue Date;

(14) Liens in favor of the Company or a Guarantor (other than Liens granted by the Company or any Guarantor in favor of any other Guarantor or the Company);

(15) Liens securing Purchase Money Indebtedness; provided, that such Liens shall not extend to any asset other than the specified asset being financed and additions and improvements thereon;

(16) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Company or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof); provided, that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary;

(17) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (12), (15), and (16); provided, such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(18) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

(19) Liens securing Hedging Obligations incurred pursuant to clause (4) of the second paragraph under the covenant described under “— Certain Covenants — Limitations on Additional Indebtedness.”

“Permitted Prior Liens” means:

(1) Liens described in clause (13), (15), (16) or (17) of the definition of “Permitted Liens” to the extent such Liens also have priority over the Credit Agreement Liens, if any, on the assets subject to such Liens; and

(2) Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Discount Note Liens and Credit Agreement Liens.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise):

(1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and

(2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

“principal” means, with respect to the Discount Notes, the principal of, and premium, if any, on the Discount Notes.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Company or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred within 90 days after such acquisition of such asset by the Company or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Equity Interests; provided, that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to the Company or a Subsidiary or financed, directly or indirectly, using funds (1) borrowed from the Company or any Subsidiary of the Company until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Company or any Subsidiary of the Company (including, without limitation, in respect of any employee stock ownership or benefit plan).

“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests of the Company to Persons other than any Person who is, prior to such issuance and sale, an Affiliate of the Company, other than in connection with a transaction or series of transactions constituting a Change of Control.

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning; provided, that this definition shall not apply for purposes of “— Optional Redemption.”

“refinance” means to refinance, repay, prepay, replace, renew or refund.

“Refinancing Indebtedness” means Indebtedness of the Company or a Restricted Subsidiary issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to redeem or refinance in whole or in part, or constituting an amendment of, any Indebtedness of the Company or any Restricted Subsidiary (the “Refinanced Indebtedness”); provided, that:

(1) the principal amount (or accreted value, in the case of Indebtedness issued at a discount) of the Refinancing Indebtedness does not exceed the principal amount (or accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any premium paid to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness;

(2) the Refinancing Indebtedness is the obligation of the same Person as that of the Refinanced Indebtedness;

(3) if the Refinanced Indebtedness was subordinated in right of payment to the Discount Notes or the Discount Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Discount Notes or the Discount Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(4) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) at least 91 days after the maturity date of the Discount Notes;

(5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Discount Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Discount Notes; and

(6) except for Refinancing Indebtedness in respect of the Credit Facilities, the Refinancing Indebtedness is secured only to the extent, if at all, and by the assets, that the Refinanced Indebtedness being repaid or amended is secured.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of December 30, 2005, by and between the Company and the Purchaser signatory thereto.

“Required Lenders” means, as applicable, those Senior Lenders required under the terms thereof to approve any amendment or modification of a Credit Agreement Document, or any termination or waiver of any provision of a Credit Agreement Document, or any consent or departure by any of the Obligors therefrom.

“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Company or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation but excluding (a) dividends or distributions payable solely in Qualified Equity Interests and (b) dividends or distributions payable by a Restricted Subsidiary to the Company or another Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of such Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Company or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation but excluding any such Equity Interests held by the Company or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any redemption prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness.

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (and its successors).

“Sale and Leaseback Transactions” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt Documents” means the Discount Note Documents and the Credit Agreement Documents.

“Secured Obligations” means the Discount Note Obligations and the Credit Agreement Obligations.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Purchase Agreements” mean the several Securities Purchase Agreements, each dated as of December [28], 2005, by and between the Company and each of the Purchasers signatory thereto.

“Senior Lender Debt Cap” means the principal amount outstanding under the Credit Agreement in an aggregate principal amount not to exceed 110% of the amount provided by clause (1) of the definition of “Permitted Indebtedness.”

“Senior Lenders” means the Persons holding Credit Agreement Debt.

“Shared Collateral” means Collateral that secures both the Credit Agreement Obligations and the Discount Note Obligations.

“Significant Subsidiary” means:

(1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date; and

(2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (7) or (8)under “— Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

“Subordinated Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary that (a) is expressly subordinated in right of payment to the Discount Notes or the Discount Note Guarantees, respectively, and (b) has a final maturity date later than the Discount Notes (and no scheduled mandatory prepayments or amortization payments on or prior to such date).

“subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

“Subsidiary” means a subsidiary of the Company.

“Total Tangible Assets” means, as of any date, the total amount of tangible assets of the Company and the Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date.

“transfer” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition; when used as a verb, “transfer” will have a correlative meaning.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in accordance with the covenant described under “— Certain Covenants — Limitations on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the principal amount then outstanding of such Indebtedness.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Company or through one or more Wholly Owned Subsidiaries.

Book-Entry, Delivery and Form

The new notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form only in the limited circumstances set forth below. See “— Exchange of Book-Entry Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants that have exchanged their outstanding notes for new notes with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, nor the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither of the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither of the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing its operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the Company fail to appoint a successor depositary;

(2) the Company, at their option, notify the Trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the exchange offer and the acquisition, ownership and disposition of the new notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”) and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to notes that are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-

exempt organizations, dealers in securities, brokers, or persons who hold the outstanding notes or the new notes as a hedge or who hedge the interest rate on the notes). In addition, this summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the outstanding notes or new notes that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A “non-U.S. holder” is a beneficial owner of the outstanding notes or the new notes that is not a U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the outstanding notes or new notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER, AND OWNERSHIP AND DISPOSITION OF THE NEW NOTES, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS.

The Exchange Offer

The exchange of outstanding notes for new notes pursuant to this exchange offer will not be treated as an “exchange” for United States federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the outstanding notes. As a result, a holder will not be required to recognize any gain or loss as a result of the exchange offer. In addition, each holder will have the same adjusted issue price, adjusted basis, and holding period in the new notes as it had in the outstanding notes immediately prior to the exchange. Moreover, each U.S. holder of a new note will be required to continue to accrue original issue discount remaining, if any, with respect to an outstanding note held by such U.S. holder immediately prior to the exchange and to include such original issue discount in gross income in advance of the receipt of cash attributable to such income in the same manner and pursuant to the same timing and reporting requirements that applied with respect to the outstanding notes.

Federal Income Tax Consequences of the Ownership and Disposition of the New Notes to U.S. Holders

Interest

Stated interest on the new notes will be taxable to a U.S. holder as ordinary interest income as the interest accrues or is paid in accordance with the U.S. holder’s method of tax accounting for United States federal income tax purposes. Because the purchase price for the outstanding notes reflected interest accrued prior to the purchase of the outstanding notes (which was included in the interest paid on the first interest payment date following the offering), U.S. holders should treat a corresponding portion of the interest paid on the first interest payment date following the offering as a return of capital.

Amortizable Bond Premium

If a U.S. holder purchases a new note for an amount in excess of its principal amount, the note will be considered to have “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during the taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service. Persons considering making this election should consult their own tax advisors.

Treatment of Dispositions of the New Notes

Upon the sale, exchange, retirement or other taxable disposition of a new note, a U.S. holder will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts in respect of accrued and unpaid interest, which will be taxable as such to the extent not already included in income) and the U.S. holder’s adjusted tax basis in the new note. Subject to the discussion of market discount below, gain or loss realized on the sale, exchange or retirement of a new note generally will be capital gain or loss.

Market Discount

If a U.S. holder purchases a new note for an amount that is less than its principal amount by more than a de minimis amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.”

Under the market discount rules, a U.S. holder will be required to treat any gain realized on the sale, exchange, retirement or other taxable disposition of a new note as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the new note unless the U.S. holder elects to accrue market discount on a constant yield basis. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a new note with market discount until the maturity of the note or certain earlier dispositions.

A U.S. holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service. Persons considering making this election should consult their tax advisors.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the new notes and the Internal Revenue Service amounts paid on or with respect to the new notes during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the Internal Revenue Service that that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed Internal Revenue Service Form W-9 to us or our paying agent.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

Federal Income Tax Consequences of the Ownership and Disposition of the New Notes to Non-U.S. Holders

Interest

Subject to the discussion of backup withholding below, under the “portfolio interest exemption,” a non-U.S. holder will generally not be subject to U.S. federal income tax (or any withholding tax) on payments of interest on the new notes, provided that:

•	the non-U.S. holder does not directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of IdleAire’s stock which are entitled to vote;

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related (directly or indirectly) to IdleAire; and

•	certain certification requirements are met.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•	If a non-U.S. holder provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder by name and address and stating, among other things, that the non-U.S. holder is not a United States person.

•	If a new note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business or other intermediary, (i) the non-U.S. holder provides such a form to such organization, institution or other intermediary, and (ii) such organization, institution or other intermediary, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.

•	If a financial institution or other intermediary that holds the new note on behalf of the non-U.S. holder has entered into a withholding agreement with the IRS and submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the new notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a non-U.S. holder is engaged in a trade or business in the United States and interest on a new note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply provided the appropriate statement is provided to us) generally in the same manner as a U.S. person. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the United States and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, Exchange or Other Disposition of the New Notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption, retirement at maturity or other disposition of a new note, unless:

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year and who has a “tax home” in the United States and certain other conditions are met;

•	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, in some circumstances, the gain is attributable to a U.S. permanent establishment of the non-U.S. holder under an applicable income tax treaty); or

•	the non-U.S. holder is subject to U.S. federal income tax pursuant to the provisions of U.S. federal income tax law applicable to former citizens or residents of the United States.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second or third exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange or other disposition of the new notes in the same manner as a U.S. person. In addition, corporate non-U.S. holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each non-U.S. holder the amount of any interest paid on the new notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. holders who have provided certification as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a new note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for U.S. federal income tax purposes, (c) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a new note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding, provided that neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed 180 days after the date on which the registration statement of which this prospectus is a part is declared effective or such earlier date on which such broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will use our reasonable best efforts to keep the registration statement continuously effective and available to any such broker-dealer for use in connection with any such resale. In addition, until          , 2008 all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the date on which the registration statement is declared effective or such earlier date on which such broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, the Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the notes we are offering have been passed upon for us by our General Counsel, Mr. James H. Price..

EXPERTS

The balance sheets of IdleAire Technologies Corporation as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2006, and 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

IdleAire Technologies Corporation

Condensed Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$24,729,639	$16,632,466
Short-term trading securities	14,900,000	15,000,000
Accounts receivable	3,126,805	5,587,935
Inventories	891,594	950,742
Prepaid expenses and other current assets	2,473,713	1,915,075

Total current assets	46,121,751	40,086,218
Restricted cash and investments	15,090,948	39,221,783
Deposits with vendors	14,709,765	15,974,745
Property and equipment, net	144,879,093	137,507,599
Deferred financing costs, net	29,131,860	29,452,860
Other assets	82,739	110,130

Total assets	$250,016,156	$262,353,335

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,015,742	$6,222,687
Accrued expenses	7,190,923	5,672,425
Deferred trade revenue	1,418,413	1,221,147
Deferred grant revenue	2,060,787	1,161,344

Total current liabilities	13,685,865	14,277,603
Deferred grant revenue	11,712,048	10,812,118
Other liabilities	3,129,143	2,965,167
Secured convertible notes	100,000	100,000
Senior secured discount notes	243,519,984	234,510,984

Total liabilities	272,147,040	262,665,872
Stockholders’ deficit:
Series A convertible preferred stock, $0.001 par value; 22,000,000 shares authorized, 17,171,448 shares issued and outstanding	30,349,676	30,349,676
Series B convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,566,774 shares issued and outstanding	48,673,927	49,055,727
Series C convertible preferred stock, $0.001 par value; 11,000,000 shares authorized, 4,473,032 shares issued and outstanding	22,155,254	22,155,254
Common stock, $0.001 par value; 200,000,000 shares authorized, 48,800,595 and 48,646,610 shares issued at March 31, 2007 and December 31, 2006, respectively	48,801	48,647
Stockholder subscription receivable	(925,000)	(925,000)
Treasury stock, 111,111 common shares, at cost	(200,000)	(200,000)
Additional paid-in capital	52,706,674	52,207,709
Accumulated deficit	(174,940,216)	(153,004,550)

Total stockholders’ deficit	(22,130,884)	(312,537)

Total liabilities and stockholders’ deficit	$250,016,156	$262,353,335

See accompanying notes.

The condensed balance sheet as of December 31, 2006 is taken from the audited financial statements at that date.

IdleAire Technologies Corporation

Condensed Statements of Operations

	For the Three Months Ended
	March 31,
	2007	2006
	(Unaudited)

Net revenues:
Basic and premium services, net	$5,345,256	$1,029,077
Ancillary product sales	448,178	104,297
Grant revenues	571,677	437,997
Other revenues	97,030	81,204

Total net revenues	6,462,141	1,652,575
Operating expenses:
Direct site operating costs(1)	11,170,323	2,471,498
Cost of ancillary product sales	246,707	81,052
Depreciation and amortization	4,844,345	1,359,434
Selling, general and administrative expenses	4,992,480	3,925,499
Loss on disposal of fixed assets	122,822	18,381

Total operating expenses	21,376,677	7,855,864

Loss from operations	(14,914,536)	(6,203,289)
Interest income	862,260	2,111,405
Interest expense	(7,883,390)	(7,850,632)

Net loss	$(21,935,666)	$(11,942,516)

(1)	Excludes depreciation expense in the amount of $4,481,270 and $1,174,477 for the three months ended March 31, 2007 and 2006, respectively, reported in a separate caption.

See accompanying notes.

IdleAire Technologies Corporation

Condensed Statements of Cash Flows

	For the Three Months Ended
	March 31,
	2007	2006
	(Unaudited)

Operating activities
Net loss	$(21,935,666)	$(11,942,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	7,558,366	7,779,000
Amortization of deferred financing charges	321,000	59,000
Depreciation and amortization	4,844,345	1,359,434
Accretion of asset retirement obligations	94,110	—
Loss on disposal of fixed assets	122,822	18,381
Share-based compensation expense	48,523	10,100
Issuance of warrants for goods or services	—	33,000
Changes in operating assets and liabilities:
Accounts receivable	2,461,130	570,984
Inventories	59,148	30,582
Prepaid expenses and other assets	(600,559)	(365,011)
Interest income earned on restricted cash	(359,266)	(1,963,710)
Short-term trading securities	100,000	—
Accounts payable	(4,491,427)	778,940
Accrued expenses	2,789,989	2,692,542
Deferred trade revenue	197,266	(39,338)
Deferred grant revenue	1,799,373	(437,997)

Net cash used in operating activities	(6,990,846)	(1,416,609)
Investing activities
Purchases of property and equipment	(10,598,281)	(6,668,505)
Deposits with vendors toward equipment purchases, net	1,264,980	(14,234,888)
Cost of patents	(15,785)	—
Restricted cash released to operations	24,490,101	31,072,070

Net cash provided by investing activities	15,141,015	10,168,677
Financing activities
Proceeds from exercise of stock options and warrants	26,796	17,089
Debt financing costs incurred	—	(135,553)
Payments on capital lease obligations	(79,792)	—

Net cash used in financing activities	(52,996)	(118,464)

Net increase in cash and cash equivalents	8,097,173	8,633,604
Cash and cash equivalents at beginning of period	16,632,466	5,925,600

Cash and cash equivalents at end of period	$24,729,639	$14,559,204

Supplemental non-cash activities
Anti-dilution warrants as additional debt discount	$42,000	$114,571
Warrants as commission in connection with sale of Series B preferred stock	$381,800	$—

See accompanying notes.

IdleAire Technologies Corporation

Notes to Condensed Unaudited Financial Statements
March 31, 2007

1.	Summary of Significant Accounting Policies

Basis of Presentation

IdleAire Technologies Corporation (the Company) offers comprehensive in-cab idle reduction, driver work environment, communication, safety and other training services to the long-haul trucking industry. The Company provides its Advanced Truck Stop Electrification (ATE®) services at travel centers and truck fleet terminals throughout the continental United States. As of March 31, 2007, the Company operated 108 sites in 29 states.

In December 2005, the Company completed a discount note and warrant offering, the proceeds of which are being used to fund the installation of ATE® systems at numerous additional sites around the United States, and to fund interim operating losses. At March 31, 2007, the Company had open commitments on purchase orders of approximately $61.5 million, primarily for various site equipment components pursuant to the Company’s capital expansion plans. The majority of these commitments do not have a specific contractual end date associated with them. The Company actively manages its supplier relationships in order to ensure timely receipt of necessary components, while minimizing the stockpiling of components in advance of construction.

At March 31, 2007, the Company had approximately $24.7 million of cash and cash equivalents, $14.9 million of short-term investments, $15.1 million in restricted cash and investments, and $14.7 million of deposits held by suppliers to be applied to vendor invoices related to the open commitments on purchase orders noted above. The Company has experienced and continues to experience negative operating margins and negative cash flows from operations, has not attained profitable results of operations to date, and has a deficit of $22.1 million in stockholders’ equity at March 31, 2007. Management believes that the Company has sufficient resources to fund its open commitments on purchase orders and its operations during 2007; however, depending on the cash from operations over the remainder of 2007, the Company may be required to limit its site development in 2007 to assist in this regard. Additionally, the Company may be required to limit its site development and seek additional financing in 2008 and beyond to maintain liquidity and fund its operations. Any sale of additional equity or issuance of debt securities may result in dilution to stockholders, and there can be no assurance as to the availability or terms upon which additional funding sources may be available in the future, if at all.

The unaudited financial statements of IdleAire Technologies Corporation (the Company) included herein have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements are prepared on a consistent basis with those of the annual financial statements for the year ended December 31, 2006 and should be read in conjunction with the audited financial statements and notes thereto. The interim results are not necessarily indicative of the results that may be expected for a full year.

Certain prior period amounts have been reclassified in order to conform to the current period presentation.

Revenue Recognition

Revenue for services is recognized as service is completed; revenue from ancillary product sales is recognized at the point of sale. Reported revenues exclude sales taxes. Revenue is recorded net of promotional, contractual and customer service discounts as the Company continues to utilize discounts to introduce its services to truck drivers through its facilities at truck stops, travel plazas and other locations. Deferred trade revenue represents unutilized balances from the sale of prepaid cards and member cards.

Grant revenue is recognized as follows: (i) grants with continuing service requirements are recognized on a straight-line basis over the life of the contract; (ii) grants designated for funding of revenue-generating equipment

IdleAire Technologies Corporation

Notes to Condensed Unaudited Financial Statements — (Continued)
March 31, 2007

are recognized on a straight-line basis over the life of the respective equipment; and (iii) grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant. Deferred grant revenue represents that portion of grant monies billed or received but not yet earned.

On January 1, 2007, the Company adopted Emerging Issues Task Force Issue No. 06-3 (“EITF 06-3”), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). Pursuant to the adoption of this standard, the Company has elected to exclude from revenue all sales taxes and any other taxes that are imposed on a revenue transaction between the Company and its customers. The adoption of EITF 06-3 had no effect on the Company’s financial statements, since this policy is consistent with prior treatment.

Property and Equipment

Property and equipment, including improvements that add to productive capacity or extend the useful life, are carried at cost. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying statements of operations. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Revenue generating equipment	3-15 years
Furniture and fixtures	5 years
Data processing equipment and software	3 years
Automobiles and motorized equipment	3 years

Leasehold improvements are depreciated over the shorter of useful life or lease term.

Capitalized Leases

During 2006, the Company entered into an agreement with a service provider which included terms that required the service provider to furnish certain equipment at no additional cost to the Company, to be received as sites are constructed. The Company capitalizes the fair value of this equipment as a capital lease in accordance with EITF 01-8, Determining Whether an Arrangement Contains a Lease and Statement of Financial Accounting Standards No. 13, Accounting for Leases and reduces the lease obligation over the term of the service agreement as service fees are paid. As of March 31, 2007, capitalized lease obligations were $1,298,741, of which $1,138,520 and $160,221 are included with other liabilities and accrued expenses in the accompanying balance sheets. As of December 31, 2006, capitalized lease obligations were $1,345,164, of which $1,197,936 and $147,228 are included with other liabilities and accrued expenses in the accompanying balance sheets.

Impairment of Long-Lived Assets

When indicators of impairment are present, the Company evaluates the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets (“SFAS No. 144”). Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset.

Asset Retirement Obligations

The Company’s lease agreements with certain of its travel centers and host sites generally contain obligations to return the leased property to its original condition upon termination of the lease. The Company accounts for these obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset

IdleAire Technologies Corporation

Notes to Condensed Unaudited Financial Statements — (Continued)
March 31, 2007

Retirement Obligations and FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143. The Company’s asset retirement obligation was $1,990,623 and $1,767,231 at March 31, 2007 and December 31, 2006, respectively, and is included with other liabilities in the accompanying balance sheets. During the three months ended March 31, 2007, the Company recorded additions of $129,282 and accretion of $94,110 with respect to its asset retirement obligations.

Key assumptions used to calculate the Company’s asset retirement obligations were (i) 2.5% rate of inflation; (ii) weighted average credit-adjusted risk-free interest rate of 21%; and (iii) weighted average life of obligation of 13 years. Expected settlement dates generally represent the lesser of the useful life of the constructed assets or the life of the lease, and are evaluated using site-specific facts and circumstances.

Share-Based Compensation

The Company accounts for share-based payments to employees in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 — revised 2004 (“SFAS 123(R)”), Share-Based Payment. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award. For the three months ended March 31, 2007 and 2006, the Company recorded share-based compensation expense of $48,523 and $10,100, respectively.

Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its nonvested awards outstanding at January 1, 2006 using the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. All awards granted, modified or settled after January 1, 2006 are accounted for using the measurement recognition and attribution provisions of SFAS 123(R). Additionally, deferred taxes, excess tax benefits and tax deduction deficiencies also continue to be accounted for under those methods. Accordingly, the pool of excess tax benefits for awards accounted for under SFAS 123(R) started at $0 on January 1, 2006.

Income Taxes

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. At the adoption date and as of March 31, 2007, the Company had no uncertain tax positions and no adjustments to liabilities or retained earnings were required.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense, which was $0 for the three months ended March 31, 2007.

Tax years 2003 through 2006 and 2002 through 2006 are subject to examination by the federal and state taxing authorities, respectively. However, due to the Company’s historical net operating loss position, all tax attributes are subject to adjustment upon examination. There are no income tax examinations currently in process.

New Accounting Standards

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This new Statement defines fair value, establishes the framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although early adoption of this Statement is permitted, it will be effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

IdleAire Technologies Corporation

Notes to Condensed Unaudited Financial Statements — (Continued)
March 31, 2007

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. It will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided the Company also elects to apply the provisions of SFAS No. 157. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

2.	Property and Equipment

Property and equipment consist of the following:

	March 31,	December 31,
	2007	2006

Revenue-generating equipment	$136,854,039	$125,410,713
Leasehold improvements	859,267	826,722
Furniture and fixtures	704,863	679,746
Data processing equipment and software	5,407,909	4,998,987
Automobiles and motorized equipment	2,278,247	1,521,893
Service units in process	24,370,054	25,093,253

	170,474,379	158,531,314
Less accumulated depreciation and amortization	(25,595,286)	(21,023,715)

	$144,879,093	$137,507,599

At March 31, 2007 and December 31, 2006, revenue-generating equipment and service units in process above include $1,369,600 and $1,382,393, respectively, of free equipment subject to a capital lease (see Note 1). Accumulated depreciation associated with this equipment was $110,194 and $58,908 at March 31, 2007 and December 31, 2006, respectively.

During the three months ended March 31, 2007 and 2006, the Company opened nine new sites and one new site, respectively. At March 31, 2007, the Company had 4 additional sites under physical construction. During the three months ended March 31, 2007, the Company capitalized interest and salaries of $1,538,800 and $484,310, respectively, relating to the construction and deployment of new sites. For the three months ended March 31, 2006, these amounts were not material.

At March 31, 2007 and December 31, 2006, deposits with vendors toward future purchases of revenue-generating equipment were $14,709,765 and $15,974,745, respectively.

A summary of depreciation expense follows:

	Three Months Ended
	March 31,
	2007	2006

Depreciation expense on revenue-generating equipment	$4,481,270	$1,174,477
Depreciation expense on non-revenue-generating equipment	354,116	178,076

Total depreciation expense	$4,835,386	$1,352,553

3.	Debt and Equity

During 2006, the Company issued warrants to certain members of management and directors. The issuance triggered the anti-dilution provisions contained in the warrant agreement by and between the Company and Wells

IdleAire Technologies Corporation

Notes to Condensed Unaudited Financial Statements — (Continued)
March 31, 2007

Fargo Bank, N.A., as the Warrant Agent, dated December 30, 2005 (the “Warrant Agreement”). At March 31, 2007, the Company is required to issue 229,956 additional warrants to the holders of warrants issued on December 30, 2005 pursuant to the Warrant Agreement.

During the three months ended March 31, 2007, management became aware that a warrant for 95,450 common shares that was issued to a director in satisfaction of a commission obligation related to the 2004 Series B preferred stock offering had not been recorded in the financial statements. The Company recorded the transaction during the three months ended March 31, 2007, which resulted in a $381,800 decrease to Series B preferred stock and a corresponding increase to additional paid-in capital. Additionally, as a result of the anti-dilution provisions contained in the Warrant Agreement, the Company recorded an additional debt discount and corresponding increase to additional paid-in capital of $42,000 during the three months ended March 31, 2007. These adjustments were not material to debt, equity or the results of operations of any prior periods and, accordingly, did not require restatement of any prior periods.

4.	Commitments and Contingencies

On November 27, 2006, the Company was served with a complaint by a former supplier in the U.S. District Court for the Eastern District of Tennessee, alleging that by its termination of a manufacturing and sales agreement, the Company had breached the contract and interfered with certain advantageous business relationships. The complaint does not specify an amount of damages. The Company believes it has meritorious defenses to all of the claims asserted in this action and will continue to vigorously defend its position. A Motion to Dismiss the Complaint was filed on March 5, 2007 and the plaintiff subsequently filed an amended complaint. On May 7, 2007, the Company filed its reply brief in support of the Motion to Dismiss the First Amended Complaint. A hearing has not yet been set on this Motion.

During 2006 and 2005, the Company maintained professional services contracts with a shareholder vendor for consulting and construction program management services. On April 13, 2007, this vendor served a complaint against the Company alleging that the Company, by making payments in stock instead of in cash, had failed to satisfy its payment obligations under a Program Management Services Agreement dated August 17, 2004. The vendor also alleged that by having internal staff perform the construction program management services, the Company had deprived it of the material benefits of its agreement with the Company. The shareholder vendor is seeking damages for $23 million, including $20 million for loss of profits. The Company plans to vigorously defend its position.

The Company is subject to various legal proceedings which arise in the ordinary course of its business. Management believes that the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
IdleAire Technologies Corporation

We have audited the accompanying balance sheets of IdleAire Technologies Corporation as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IdleAire Technologies Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”

/s/  Ernst & Young LLP

Nashville, Tennessee
March 30, 2007

IdleAire Technologies Corporation

Balance Sheets

	December 31,	December 31,
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$16,632,466	$5,925,600
Short-term investments	15,000,000	—
Accounts receivable	5,395,962	768,204
Accounts receivable — related parties	191,973	5,000
Inventories	950,742	292,710
Prepaid expenses and other current assets	1,915,075	947,615

Total current assets	40,086,218	7,939,129
Restricted cash and investments	39,221,783	202,772,260
Deposits with related party vendor	14,103,670	—
Deposits with other vendors	1,871,075	232,779
Property and equipment, net	137,507,599	33,252,636
Deferred financing costs, net	29,452,860	29,506,307
Other assets	110,130	82,270

Total assets	$262,353,335	$273,785,381

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,771,924	$1,022,239
Accounts payable to related party vendors	2,735,245	1,653,816
Accrued expenses	4,387,943	1,901,377
Deferred trade revenue	1,221,147	990,165
Deferred grant revenue	1,161,344	1,381,426

Total current liabilities	14,277,603	6,949,023
Deferred grant revenue	10,812,118	5,610,783
Other liabilities	2,965,167	—
Secured convertible notes	100,000	100,000
Senior secured discount notes	234,510,984	201,690,400

Total liabilities	262,665,872	214,350,206
Stockholders’ equity (deficit):
Series A convertible preferred stock, $0.001 par value; 22,000,000 shares authorized, 17,171,448 shares issued and outstanding	30,349,676	30,349,676
Series B convertible preferred stock, $0.001 par value; 13,000,000 shares authorized, 12,566,774 shares issued and outstanding	49,055,727	49,055,727
Series C convertible preferred stock, $0.001 par value; 11,000,000 shares authorized, 4,473,032 shares issued and outstanding	22,155,254	22,155,254
Common stock, $0.001 par value; 200,000,000 shares authorized, 48,646,610 and 48,533,272 shares issued at December 31, 2006 and December 31, 2005, respectively	48,647	48,533
Stockholder subscription receivable	(925,000)	(925,000)
Treasury stock, 111,111 common shares, at cost	(200,000)	(200,000)
Deferred compensation	—	(96,000)
Additional paid-in capital	52,207,709	51,766,798
Accumulated deficit	(153,004,550)	(92,719,813)

Total stockholders’ equity (deficit)	(312,537)	59,435,175

Total liabilities and stockholders’ equity (deficit)	$262,353,335	$273,785,381

See accompanying notes.

IdleAire Technologies Corporation

Statements of Operations

	For the Year Ended
	December 31,
	2006	2005

Net revenues:
Basic and premium services, net	$10,911,458	$3,827,768
Ancillary product sales	1,152,627	435,206
Grant revenues	1,512,819	1,827,528
Other revenues	400,321	261,830

Total net revenues	13,977,225	6,352,332
Operating expenses:
Direct site operating costs(1)	23,363,113	10,252,863
Cost of ancillary product sales	835,451	548,532
Depreciation and amortization	9,467,015	5,444,382
Selling, general and administrative expenses	15,659,273	10,911,501
Consulting fees with related party vendor	309,617	2,404,694
Research and development expenses	121,745	192,388
Impairment of long-lived assets	1,303,885	—
Loss on settlement of asset retirement obligations	317,973	—
Loss on disposal of fixed assets	3,180,659	1,024,288

Total operating expenses	54,558,731	30,778,648

Loss from operations	(40,581,506)	(24,426,316)
Interest income	7,161,662	89,541
Interest expense	(26,864,893)	(1,023,238)
Interest expense to related parties	—	(1,504,889)

Net loss	$(60,284,737)	$(26,864,902)

(1)	Excludes depreciation expense in the amount of $8,549,764 and $4,534,468 for 2006 and 2005, respectively, reported in a separate caption.

See accompanying notes.

IdleAire Technologies Corporation

Statements of Stockholders’ Equity (Deficit)

	Series A	Series B	Series C		Stockholder			Additional		Total
	Convertible	Convertible	Convertible		Subscription	Treasury	Deferred	Paid-in	Accumulated	Stockholders’
	Preferred	Preferred	Preferred	Common	Receivable	Stock	Compensation	Capital	Deficit	Equity (Deficit)

Balance at December 31, 2004	$30,349,676	$49,066,452	$1,702,500	$48,384	$(220,959)	$(200,000)	$—	$10,672,706	$(65,854,911)	$25,563,848
Issuance of common stock (400 shares)	—	—	—	—	—	—	—	333	—	333
Issuance of preferred or common stock for goods or services	—	—	1,500,000	6	—	—	—	27,058	—	1,527,064
Cash collected on prior year stock subscription receivable	—	—	—	—	220,959	—	—	—	—	220,959
Issuance of stock options	—	—	—	—	—	—	(120,000)	120,000	—	—
Amortization of deferred compensation	—	—	—	—	—	—	24,000	—	—	24,000
Issuance of stock warrants	—	—	—	—	—	—	—	40,326,271	—	40,326,271
Other	—	(10,725)	—	—	—	—	—	—	—	(10,725)
Issuance of Series C preferred stock (4,132,532 shares)	—	—	18,952,754	—	(925,000)	—	—	—	—	18,027,754
Conversion of senior secured convertible notes (114,940 shares)	—	—	—	115	—	—	—	566,642	—	566,757
Exercise of incentive stock options	—	—	—	28	—	—	—	53,788	—	53,816
Net loss	—	—	—	—	—	—	—	—	(26,864,902)	(26,864,902)

Balance at December 31, 2005	$30,349,676	$49,055,727	$22,155,254	$48,533	$(925,000)	$(200,000)	$(96,000)	$51,766,798	$(92,719,813)	$59,435,175
FAS 123(R) reclassification	—	—	—	—	—	—	96,000	(96,000)	—	—
Share-based compensation	—	—	—	—	—	—	—	207,342	—	207,342
Anti-dilution stock warrants	—	—	—	—	—	—	—	146,416	—	146,416
Issuance of warrants for goods or services	—	—	—	—	—	—	—	49,000	—	49,000
Exercise of incentive stock options	—	—	—	70	—	—	—	133,766	—	133,836
Exercise of stock warrants	—	—	—	44	—	—	—	387	—	431
Net loss	—	—	—	—	—	—	—	—	(60,284,737)	(60,284,737)

Balance at December 31, 2006	$30,349,676	$49,055,727	$22,155,254	$48,647	$(925,000)	$(200,000)	$—	$52,207,709	$(153,004,550)	$(312,537)

See accompanying notes.

IdleAire Technologies Corporation

Statements of Cash Flows

	For the Year Ended
	December 31,
	2006	2005

Operating activities
Net loss	$(60,284,737)	$(26,864,902)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	26,211,619	2,308,792
Amortization of deferred financing charges	594,000	—
Depreciation and amortization	9,467,015	5,444,382
Impairment of long-lived assets	1,303,885	—
Accretion of asset retirement obligations	402,178	—
Loss on settlement of asset retirement obligation	317,973	—
Loss on disposal of fixed assets	3,180,659	1,024,288
Share-based compensation expense	207,342	24,000
Issuance of warrants for goods or services	49,000	1,527,064
Changes in operating assets and liabilities:
Accounts receivable	(4,814,731)	(355,062)
Inventories	(658,032)	39,875
Prepaid expenses and other assets	(833,054)	(635,591)
Interest income earned on restricted cash	(6,159,198)	—
Acquisition of short-term trading securities, net	(15,000,000)	—
Accounts payable	3,581,172	(1,474,465)
Accrued expenses	3,589,280	(878,258)
Deferred trade revenue	230,982	368,720
Deferred grant revenue	4,981,253	(260,631)
Cash settlement of asset retirement obligation	(459,269)	—

Net cash used in operating activities	(34,092,663)	(19,731,788)
Investing activities
Purchases of property and equipment from related party vendors	(30,428,298)	(1,556,800)
Purchases of property and equipment	(78,284,062)	(2,645,268)
Increase in deposit with related party vendor toward equipment purchases	(14,103,670)	—
Increase in deposits with other vendors toward equipment purchases, net	(1,638,296)	(17,283)
Cost of patents	(12,307)	(34,942)
Restricted cash released to operations	169,709,675	—

Net cash provided by (used in) investing activities	45,243,042	(4,254,293)
Financing activities
Proceeds from issuance of common stock	—	333
Proceeds from issuance of preferred stock	—	17,017,029
Proceeds from exercise of stock options and warrants	134,267	53,816
Collection of stock subscription receivable	—	220,959
Proceeds from issuance of stock warrants	—	33,100,000
Proceeds from issuance of senior secured discount notes	—	201,690,400
Payments on senior secured convertible notes	—	(425,000)
Debt financing costs incurred	(540,553)	(21,986,859)
Payments on capital lease obligations	(37,227)	—
Proceeds from notes payable to related parties	—	1,330,000
Payments on notes payable to related parties	—	(1,930,000)
Restricted cash	—	(200,727,724)

Net cash (used in) provided by financing activities	(443,513)	28,342,954

Net increase in cash and cash equivalents	10,706,866	4,356,873
Cash and cash equivalents at beginning of period	5,925,600	1,568,727

Cash and cash equivalents at end of period	$16,632,466	$5,925,600

Supplemental non-cash activities
Anti-dilution warrants as additional debt discount	$146,416	$—
Receipt of free equipment as a vendor concession	$1,382,391	$—
Issuance of warrants as debt issuance costs in connection with issuance of senior secured discount notes	$—	$5,521,782
Conversion of senior secured convertible notes and accrued interest to preferred stock	$—	$566,757
Issuance of warrants in satisfaction of accrued compensation	$—	$199,600

See accompanying notes.

IdleAire Technologies Corporation

Notes to Financial Statements
December 31, 2006

1.	Organization

IdleAire Technologies Corporation (the Company) offers comprehensive in-cab idle reduction, driver work environment, communication, safety and other training services to the long-haul trucking industry. The Company provides its Advanced Truck Stop Electrification (ATE®) services at travel centers and truck fleet terminals throughout North America. Until 2003, the Company was in the development stage. During the development stage, the Company established its financial and operational plans, raised capital through the sale of common and preferred stock, refined its prototype service platform for installation at truck stops, established contacts with potential customers, acquired equipment and premises and hired and trained employees.

In December 2005, the Company completed a note and warrant offering (see Note 6). The proceeds from this offering are being used to fund the installation of ATE® systems at numerous additional sites around the United States, and to fund interim operating losses. During 2006, the Company installed the ATE® systems at 78 new travel center sites and two fleet terminal sites and decommissioned five non-core sites; as of December 31, 2006, the Company operated 99 sites in 26 states.

During 2006 the Company issued purchase orders for $162.3 million. On December 31, 2006, the Company had open commitments on these purchase orders of $67.5 million, primarily for various site equipment components pursuant to the capital expansion plans. The majority of these commitments do not have a specific contractual end date associated with them. The Company actively manages its supplier relationships in order to ensure timely receipt of necessary components, while minimizing the stockpiling of components in advance of construction.

At December 31, 2006, the Company had approximately $16.6 million of cash and cash equivalents, $15.0 million of short-term investments, $39.2 million in restricted cash and investments, and $16.0 million of deposits held by suppliers to be applied to vendor invoices related to the open commitments on purchase orders noted above. The Company has experienced and continues to experience negative operating margins and negative cash flows from operations, has not attained profitable results of operations to date, and has a deficit in stockholders’ equity at December 31, 2006. Management believes that the Company has sufficient resources to fund its open commitments on purchase orders and its operations during 2007; however, the Company may be required to limit its site development in 2007 to assist in this regard. Additionally, the Company may be required to limit its site development and seek additional financing in 2008 and beyond to maintain liquidity and fund its operations. Any sale of additional equity or issuance of debt securities may result in dilution to stockholders, and there can be no assurance as to the availability or terms upon which additional funding sources may be available in the future, if at all.

2.	Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Short-term Investments

Short-term investments consist principally of auction rate securities and other variable rate demand obligations. These securities have legal maturities that are at least twenty years, but have their interest rates reset between 7-35 days under an auction system. Because liquidity in these instruments is provided by third parties (the buyers and sellers in the auction) and not the issuer, auctions may fail. In those cases, the auction rate securities remain outstanding, with their interest rate set at the maximum rate which is established in the securities. Despite the fact that auctions rarely fail, the only time the issuer must redeem an auction rate security for cash is at its maturity. Because auction rate securities are frequently re-priced, they trade in the market like short-term investments. These

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

investments are classified as trading securities and carried at estimated fair value (which approximates cost), with gains and losses reported in income.

Restricted Cash and Investments

Restricted cash and investments consist primarily of funds held by a disbursement agent pursuant to a disbursement agreement entered into in connection with the issuance of senior secured discount notes (see Note 6). The investments are principally in the form of auction rate securities, which are carried at estimated fair value (which approximates cost), with gains and losses reported in income.

The disbursement agreement stipulates that initial disbursement amounts will be held in a disbursement account until the funds are needed from time to time to pay for the development, construction and operation of facilities and general corporate and other operating expenses of the Company. Subject to certain exceptions, the disbursement agent will authorize the disbursement of funds from the disbursement account upon a disbursement request containing certain certifications and identifying the purposes to which the requested funds will be applied following disbursement. The disbursement agreement allows two disbursements a month; one in the form of a facilities disbursement and one in the form of an advance disbursement, which is limited to $10.0 million per request.

Fair Value of Financial Instruments

Carrying values of the Company’s current assets, current liabilities and restricted cash approximate their related fair values based upon the current interest rate environment and lengths to maturity.

Carrying value and fair value of the Company’s debt was $234,510,984 and $222,707,000 at December 31, 2006, respectively. The fair value of the Company’s debt is calculated using discounted cash flow analyses at market rates. At December 31, 2005, the carrying value approximated fair value.

Concentrations of Credit Risk

The Company maintains cash or investment accounts at various banks. The accounts are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $100,000 per legal ownership. At December 31, 2006, the Company had $70,151,361 of these funds deposited with financial institutions in excess of this insurance limit.

The Company relies on third-party suppliers for the manufacture and assembly of its ATE® systems. In the event that certain of these suppliers are unable or unwilling to provide the Company with certain specific components on commercially reasonable terms, or at all, delays in securing alternative sources of supply would result and could have a material adverse effect on operations.

Inventories

Inventories consist of ancillary goods for resale and are stated at the lower of cost or market using the average cost method.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

Property and Equipment

Property and equipment, including improvements that add to productive capacity or extend the useful life, are carried at cost. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying statements of operations. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Revenue-generating equipment	3-15 years
Furniture and fixtures	5 years
Data processing equipment and software	3 years
Automobiles and motorized equipment	3 years

Leasehold improvements, including certain costs associated with the construction of revenue-generating equipment, are depreciated over the shorter of the estimated useful life or lease term.

Capitalized Leases

During 2006, the Company entered into an agreement with a service provider which included terms that required the service provider to furnish certain equipment at no additional cost to the Company, to be received as sites are constructed. The Company capitalizes the fair value of this equipment as a capital lease in accordance with EITF 01-8, Determining Whether an Arrangement Contains a Lease and Statement of Financial Accounting Standards No. 13, Accounting for Leases and reduces the lease obligation over the term of the service agreement as service fees are paid. Capitalized lease obligations were $1,345,164 at December 31, 2006, of which $1,197,936 and $147,228 is included with other liabilities and accrued expenses, respectively, in the accompanying balance sheet.

Impairment of Long-Lived Assets

When indicators of impairment are present, the Company evaluates the carrying value of constructed revenue-generating assets in relation to the operating performance and future undiscounted cash flows of the underlying assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets. Based on these evaluations, asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the respective asset.

Asset Retirement Obligations

The Company’s lease agreements with certain of its travel centers and host sites generally contain obligations to return the leased property to its original condition upon termination of the lease. The Company accounts for these obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143. The Company’s asset retirement obligation was $1,767,231 at December 31, 2006, and is included with other liabilities in the accompanying balance sheets. The asset retirement obligation was not material in prior periods. During 2006, the Company recorded the following activity with respect to its asset retirement obligations: additions of $1,506,349; accretion of $402,178; cash settlement of $459,269; and loss on settlement of $317,973.

Key assumptions used to calculate the Company’s asset retirement obligations were (i) 2.5% rate of inflation; (ii) weighted average credit-adjusted risk-free interest rate of 21%; and (iii) weighted average life of obligation of 13 years. Expected settlement dates generally represent the lesser of the useful life of the constructed assets or the life of the lease, and are evaluated using site-specific facts and circumstances.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

Revenue Recognition

Revenue for services is recognized as service is completed; revenue from ancillary product sales is recognized at the point of sale. Reported revenues exclude sales tax. Revenue is recorded net of promotional, contractual and customer service discounts as the Company continues to utilize significant discounts to introduce its services to truck drivers through its facilities at truck stops, travel plazas and other locations. Deferred trade revenue represents unutilized balances from the sale of prepaid cards and member cards.

Grant revenue is recognized as follows: (i) grants with continuing service requirements are recognized on a straight-line basis over the life of the contract; (ii) grants designated for funding of revenue-generating equipment are recognized on a straight-line basis over the life of the respective equipment; and (iii) grants funded based on hours of emission reduction are recognized based on actual usage over the term of the grant. Deferred grant revenue represents that portion of grant monies billed or received but not yet earned.

At December 31, 2006 and 2005, accounts receivable included $4,977,187 and $585,345 in grant receivables, respectively.

Senior Secured Discount Notes

Original issue discount on the Senior Secured Discount Notes (Note 6) is amortized over the life of the Notes using the interest method.

Deferred Financing Charges

Deferred financing charges represent certain fees and expenses that have been incurred to obtain the related permanent financing. These costs are amortized over the seven year life of the related debt using the interest method, and charged to interest expense in the accompanying statements of operations. Amortization of deferred financing costs were $594,000 and $0 in 2006 and 2005, respectively.

During 2005, $803,903 of deferred costs was deemed to have no future benefit and was charged to interest expense in the accompanying statements of operations.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred. Advertising expense was $545,086 and $223,685 in 2006 and 2005, respectively. The Company had bartered advertising revenue of $30,048 and $41,788 in 2006 and 2005, respectively.

Research and Development

General research and development costs have consisted principally of software development and related engineering costs. Costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized.

Patents

The cost to file patents are capitalized and amortized over five years. Capitalized patent costs net of accumulated amortization were $54,449 and $70,434 at December 31, 2006 and 2005, respectively. Patent amortization expense was $28,293 for 2006 and $27,517 for 2005. Patent amortization expense is expected to be $22,092, $15,242, $10,100, $5,327, and $1,688 for 2007, 2008, 2009, 2010, and 2011, respectively.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

Share-Based Compensation

On January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 — revised 2004 (“SFAS 123(R)”), Share-Based Payment, which replaced Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award. For awards with graded vesting, the Company has elected to recognize the expense on a straight-line basis over the requisite service period, which is the vesting period.

Since the Company used the minimum-value method to measure pro forma compensation cost for employee stock options under SFAS 123, it was required to use the prospective method upon adoption of SFAS 123(R). Under the prospective method, the Company continues to account for its unvested awards outstanding at the date of adoption using the provisions of APB 25; all awards granted, modified or settled after the date of adoption are accounted for using the measurement recognition and attribution provisions of SFAS 123(R). Pro forma disclosures are no longer permitted, and prior periods are not revised or restated for comparative purposes. Accordingly, there was no cumulative effect upon adoption.

The Company recorded $207,342 in stock-based compensation cost during 2006. As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s loss from operations, loss before income taxes and net loss for 2006 increased by $175,342.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the estimated fair value of the company’s outstanding shares, the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.

Income Taxes

Income taxes are computed based on the liability method of accounting whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Segment Information

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has one reportable industry segment — the operation of the Company’s ATE® systems.

Comprehensive Income

The Company’s net loss is equal to comprehensive loss, as computed in accordance with SFAS No. 130, Reporting Comprehensive Income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on net loss as previously reported.

New Accounting Standards

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes, and some types of excise taxes. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 will not impact the method for recording and reporting sales taxes in the Company’s financial statements as the accounting policy is to exclude all such taxes from revenue.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company will adopt FIN 48 on January 1, 2007. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This new Statement defines fair value, establishes the framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although early adoption of this Statement is permitted, it will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. It will be effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted, provided the Company also elects to apply the provisions of SFAS No. 157. The Company is in the process of evaluating what impact, if any, this new standard may have on its financial statements.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

3.	Property and Equipment

Property and equipment consists of the following:

	December 31,
	2006	2005

Revenue-generating equipment	$125,410,713	$32,159,684
Leasehold improvements	826,722	626,977
Furniture and fixtures	679,746	480,457
Data processing equipment and software	4,998,987	3,165,843
Automobiles and motorized equipment	1,521,893	553,211
Service units in process	25,093,253	8,839,686

	158,531,314	45,825,858
Less accumulated depreciation and amortization	(21,023,715)	(12,573,222)

	$137,507,599	$33,252,636

Included within revenue generating equipment and service units in process above is $1,382,393 of free equipment subject to a capital lease (see Notes 2 and 11). At December 31, 2006, accumulated depreciation associated with this equipment was $58,908.

During 2006, the Company capitalized interest of $6,755,381 and salaries and related costs of $1,598,265 associated with the physical construction of new sites.

Deposits with vendors toward purchases of revenue-generating equipment were $15,974,745 and $232,779, at December 31, 2006 and 2005, respectively, of which $14,103,670 was held by a related party (see Note 4).

A summary of depreciation expense follows:

	For the Year Ended
	December 31,
	2006	2005

Depreciation expense on revenue-generating equipment	$8,549,764	$4,534,468
Depreciation expense on non-revenue-generating equipment	888,958	882,397

Total depreciation expense	$9,438,722	$5,416,865

During 2006, the Company began full-scale execution of its nationwide ATE® network expansion plan, which included use of funds raised in the 2005 Senior Secured Discount Notes Offering and earmarked for construction of “core sites” meeting certain site selection criteria. In addition, the Company identified and evaluated certain non-core sites which no longer complied with the new site selection criteria. Based on such evaluations, the Company opened 80 new sites, decommissioned five non-core sites, and determined that two remaining non-core sites were impaired. Accordingly, the Company recorded a $1,303,885 impairment charge, a $317,973 loss on settlement of its asset retirement obligations and wrote off $706,000 of fixed assets associated with closed or impaired sites. Additionally, during 2006, the Company determined that certain potential sites were no longer viable candidates for short-term site selection and wrote off $562,961 of capitalized site survey costs. As a result of ongoing modifications and evaluations of site equipment, the Company continues to identify obsolete, damaged or unusable equipment, and wrote off such fixed assets of $1,911,698 in 2006 and $1,024,288 in 2005.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

4.	Related Party Transactions

The Company is party to an exclusive supply agreement with a shareholder, which provides for the purchase of certain electrical distribution and control products and services; this agreement expires in April 2008. During 2006, the Company issued purchase orders to this shareholder totaling $64.2 million. The Company made payments to this supplier and related party of $43,890,047 and $392,059 in 2006 and 2005, respectively, under this agreement. Additionally, the Company sold $186,973 of component parts to this supplier at its cost, which is included in Accounts Receivable — Related Parties in the accompanying balance sheet at December 31, 2006. Amounts currently payable to this supplier were $1,101,710 and $21,192 at December 31, 2006 and 2005, respectively. At December 31, 2006, this supplier and related party held a deposit of $14,103,670 to be applied toward future purchases.

During 2006, the Company entered into an exclusive agreement with a supplier that is managed and partially-owned by a shareholder; the agreement provides for the purchase of certain service module components at an agreed-upon price, and expires in September 2009. This agreement supersedes a previous agreement with another company within the same controlled group. The Company made payments of $436,817 and $412,936 pursuant to these agreements in 2006 and 2005, respectively.

During 2006 and 2005, the Company maintained professional services contracts with a shareholder vendor for consulting and construction program management services valued at $514,721 and $3,156,499, respectively. At December 31, 2006 and 2005, amounts due this vendor were $1,633,535 and $1,632,624, respectively. In May 2005, the Company and this vendor entered into a securities purchase agreement pursuant to which this vendor purchased 985,000 shares of Series C Preferred Stock for $4,925,000. Related to this transaction, $925,000 represents a stock subscription receivable at December 31, 2006 and 2005. In 2005 in accordance with the terms of the same agreement, the Company elected to exchange 300,000 shares of Series C Preferred Stock for $1,500,000 of consulting services provided by the vendor. See Note 13 for subsequent developments related to transactions with this vendor.

An executive officer and director is a member of three limited liability companies that are in the business of leasing aircraft. The Company paid such entities $267,388 and $206,849 in 2006 and 2005, respectively, for airplane rental.

The Company leases warehouse space from a limited liability company in which a shareholder and a former director of the Company is a member. The agreement expires in October 2009, and provides for an annual rent obligation of approximately $151,800. Total rent paid under this lease during 2006 and 2005 was $151,835 and $146,635, respectively.

During 2005, seven directors personally guaranteed $7 million of funding for the Company in the event that additional funds were required to support the Company’s operations throughout 2006. Such guarantees were terminated on December 30, 2005. On January 20, 2006, as compensation for these guarantees, it was determined by the board of directors that warrants to purchase 43,083 shares of Company common stock for $0.01 per share would be issued to each of those seven individuals, for an aggregate number of 301,581 shares of common stock. Accordingly, the estimated fair value of such warrants of $1,504,889 was recorded as a component of interest expense in 2005. During 2006, warrants for 43,083 of these shares were exercised.

During 2005, the Company repaid $1,930,000 of related party loans and $59,539 in related interest. These notes were unsecured and were payable with interest that ranged from 5.25% to 5.50% per annum. In addition, certain directors provided personal letters of credit to support Company bank lines of credit that totaled $6,350,000, under which the maximum outstanding balance of $4,400,000 was borrowed and repaid during 2005. The Company did not provide any compensation to these directors for such personal letters of credit.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

In April 2005, a then executive officer and current director agreed to purchase for $5,000 certain obsolete Company assets originally purchased for site expansion. This receivable was included in accounts receivable — related parties at December 31, 2006 and 2005; this receivable was collected in 2007. This equipment had a net book value of $167,633 prior to the sale.

5.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2006	2005

Salaries and related personnel liabilities	$1,803,899	$835,888
Accrued sales taxes	895,990	343,863
Other liabilities	1,688,054	721,626

	$4,387,943	$1,901,377

6.	Senior Secured Discount Notes with Warrants

On December 30, 2005, the Company issued $320,000,000 of 13% Senior Secured Discount Notes (Notes) with 320,000 detachable warrants (Warrants) to purchase 30% of the Company’s common stock on a fully-diluted basis (collectively, the Units). Each Unit consists of a $1,000 principal amount Note and a Warrant. The issue price per Unit was $733.72, resulting in gross proceeds of $234.79 million. Net proceeds from the offering (after payment of approximately $22.0 million in fees and expenses and repayment of approximately $6.0 million of previous existing indebtedness) were primarily deposited in a restricted disbursement cash account (see Note 2).

The Warrants represent a right to purchase 126.1903 shares of Company common stock (per warrant) at $0.01 per share, subject to certain upward adjustment triggered by the Company’s issuance of additional securities. The Note holders’ anti-dilution rights generally terminate upon the completion of an underwritten public offering, of which the net proceeds to the Company exceed $100 million. The Warrants became separately transferable from the Notes during 2006 and will expire on December 15, 2015. The Company recorded $33,100,000 of additional paid-in capital based on the relative estimated fair value of the Warrants.

During 2006, the Company issued warrants to certain members of management and directors that triggered the anti-dilution provisions contained in the warrant agreement by and between the Company and Wells Fargo Bank, N.A., as the Warrant Agent, dated December 30, 2005 (the “Warrant Agreement”). Pursuant to the Warrant Agreement, the Company is required to issue 178,556 additional warrants to the holders of Warrants issued on December 30, 2005. As a result, the Company recorded an additional debt discount of $146,416 in 2006.

The Notes rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness. The Notes are unconditionally guaranteed on a senior secured basis by any future domestic restricted subsidiaries. The Notes and guarantees are secured by substantially all of the Company’s tangible and intangible assets.

The Notes mature on December 15, 2012. The Notes were issued at a substantial discount as the Company will not pay interest prior to December 15, 2008. Beginning on December 30, 2005, the Notes accrete interest at an annual rate of 13%, compounded semi-annually to par by June 15, 2008. Interest payments will be made on each of June 15 and December 15, commencing December 15, 2008.

Prior to December 15, 2008, up to 35% of the Notes may be redeemed with the net proceeds of any equity offering at 113% of the accreted value, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the aggregate principal amounts of the Notes originally issued under the indenture governing the

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

Notes remain outstanding. On or after December 15, 2009, the Notes may be redeemed at a redemption price that will decrease ratably from 106.5% of principal to 103.25% of principal on or after December 15, 2010, and at 100% of principal on or after December 15, 2011.

If the Company experiences a change in control, the holders of the Notes will have the right to put their Notes to the Company at 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Under the terms of the Notes, the Company agreed to make an offer to exchange the Notes for registered, publicly tradable notes with substantially identical terms within 2 years from the issue date. If the Company fails to fulfill its obligations with respect to the exchange offer or the registration of the Notes (a “Registration Default”), the annual interest rate on the Notes will increase by 1.0% over the interest rate that would otherwise apply to the Notes. Such additional interest will be payable in cash. As soon as the Company cures the Registration Default, the interest rate on the Notes will revert to its original level. In addition, upon the occurrence of a Registration Default, the holders of the Notes will be entitled to receive additional warrants that will entitle the holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 5.0% of the then outstanding common stock of the Company on a fully diluted basis.

The Notes have certain limitations on indebtedness and repayment thereof. Additionally, if the consolidated EBITDA, as defined, of the Company for the fiscal year ended December 31, 2008, does not equal or exceed $40.0 million, the Company is required to issue additional warrants entitling the Note holders to purchase at $0.01 per share an aggregate number of Company common stock equal to 10.0% of the Company’s common stock outstanding immediately following such issuance (calculated on a fully diluted basis).

In connection with the Notes offering completed on December 30, 2005, the Company also granted to the initial purchaser 53,333 warrants with terms identical to the separated Warrants. These warrants were valued at $5,521,782 which was recorded as deferred financing costs in the accompanying balance sheet.

7.	Secured Convertible Notes

At December 31, 2006 and 2005, the Company has $100,000 outstanding of 10% Secured Convertible Notes (“Convertible Notes”) due 2013. Under certain conditions, the holder of the Convertible Notes has the right to convert all or part of the Convertible Notes into the Company’s common stock at pre-established rates. The Company has a one-time right to prepay, without penalty or further interest payments, on June 1, 2008. These notes are subordinate to the Senior Secured Discount Notes.

In 2005, Convertible Notes totaling $555,000 plus accrued interest of $11,757 were exchanged for Common Stock. Additionally in 2005, Convertible Notes totaling $425,000 plus accrued interest of $20,228 were repaid in whole.

8.  Stockholders’ Equity

Common Stock and Warrants

In February 2006, an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares of common stock to 200,000,000 shares was adopted by the State of Delaware.

As of December 31, 2006 and 2005, the Company had warrants outstanding and exercisable to purchase 48,290,291 and 47,823,237 shares, respectively, of Company common stock. At December 31, 2006, the exercise price of outstanding warrants ranged between $.01 and $5.00 per share, and the weighted average exercise price was $.04 per share. At December 31, 2005, the exercise price of outstanding warrants ranged between $.01 and $2.00 per share, and the weighted average exercise price was $.04 per share.

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

Preferred Stock

The Company has three classes of issued and outstanding preferred stock which are convertible on a one-for-one basis into Company common stock at any time in whole or part at the option of the holder. Under certain circumstances, the Company may also cause the outstanding shares to be converted into Company common stock. Holders of the preferred shares have the right to vote on most matters. In the event of liquidation, the preferred holders are entitled to a liquidation preference equal to the original purchase price of such shares. In the event of liquidation, the Series A is senior to all classes of common stock and all other series and classes of preferred stock. The Series B is senior to all classes of common stock and all other classes of preferred stock except the Series A, which shall rank senior to the Series B in all respects. The Series C is senior to all classes of common stock and all other series of preferred stock except the Series A and the Series B, which rank senior to the Series C in all respects.

9.	Share-Based Compensation

The Amended and Restated 2000 Incentive Stock Plan (the Plan) governs the issuance of share-based awards to employees and directors. The Plan provides for incentive stock options to be granted at an option price equal to or greater than the fair market value of the Company’s common shares as determined by the Board of Directors and to have a term of ten years. In April 2006, the Board of Directors approved a new Director Compensation Policy, subject to the Plan, which provides for stock-based compensation, cash fees, travel reimbursement and an annual retainer to be paid to non-employee directors. In November 2006, the Board of Directors approved an amendment to the Plan which also provides for the issuance of restricted stock awards.

The Company has reserved 20,000,000 shares for issuance under this Plan, of which 12,977,257 were available for grant at December 31, 2006.

Effective January 1, 2006, the Company adopted SFAS 123(R), which requires the Company to compute the fair value of options at the date of grant and to recognize such costs as compensation expense ratably over the vesting period of the options. Prior to January 1, 2006, the Company used the minimum value method to determine fair values of options granted for pro forma disclosures. Since the Company previously used the minimum value method for determining the fair value of options granted for disclosure purposes, the Company is only required to apply the provisions for estimating the fair value of options under SFAS 123(R) prospectively to new options awarded or modifications to existing options.

The Company uses the Black-Scholes Merton model for determining the fair values of options granted and recognizes compensation ratably over the vesting periods. The Company granted 908,075 and 417,626 stock options to employees at a weighted average fair value per share of $0.43 and $1.19 during 2006 and 2005, respectively, using the following weighted average assumptions:

	For the Years Ended
	December 31,
	2006	2005

Expected term in years	5.6	6.1
Risk-free interest rate	4.9%	4.2%
Expected dividend rate	—	—
Expected volatility	51.7%	—

The Company’s computation of expected term was calculated as the simple average of the weighted average vesting period and the contractual life of each option, as permitted by the “shortcut approach” in Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield for a term consistent with the expected term of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not plan to pay cash

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

dividends in the foreseeable future. Prior to January 1, 2006, the Company used the minimum value method to measure stock compensation cost for pro forma disclosures, which excludes the effects of expected volatility. Since the Company’s stock is not publicly traded and the Company has no historical data on volatility of its stock, the expected volatility used for 2006 is based on the historical volatility of similar public companies (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

To date, the Company has not recorded any tax benefits resulting from the exercise of options due to uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future periods.

The aggregate intrinsic value of options exercised during 2006 and 2005 was $0. The Company received $133,836 and $53,816 in proceeds from the exercise of 70,255 and 28,151 employee stock options during 2006 and 2005, respectively.

The fair value of stock options vested was $338,789 and $537,243 for 2006 and 2005, respectively. At December 31, 2006, there was $259,254 of total unrecognized compensation cost related to unvested share-based compensation arrangements using the fair value method, consisting principally of stock options granted in 2006. This cost is expected to be recognized over a weighted-average period of 2.39 years.

Stock option activity for the year ending December 31, 2006 was as follows:

		Weighted	Weighted
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Options outstanding at January 1, 2006	4,027,829	$1.96
Granted	908,075	0.82
Exercised	(70,255)	1.91
Forfeited	(352,568)	1.99

Options outstanding at December 31, 2006	4,513,081	$1.73	6.35 years	$—

Options exercisable at December 31, 2006	3,534,338	$1.69	5.72 years

As of December 31, 2006, 70,000 stock options are included in the immediately preceding table but they will vest only upon the completion of a successful initial public offering of common stock. The Company will recognize expense on these options at such time that a transaction is consummated based upon the difference between the fair value of the stock on the vesting date and the exercise price.

10.	Income Taxes

Income taxes as shown in the statements of operations for all periods presented differ from the amounts computed using the statutory federal income tax rate as follows:

	2006	2005

U.S federal statutory rate	34.0%	34.0%
State taxes (net of federal benefit)	3.8	2.8
Change in deferred tax valuation allowance	(37.6)	(36.7)
Other	(0.2)	(0.1)

	0.0%	0.0%

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

The tax effect of each type of temporary difference and carryforward that give rise to deferred tax assets and liabilities is as follows:

	2006	2005

Deferred tax assets:
Net operating loss carryforward	$56,988,370	$32,546,537
Accrued liabilities	379,955	181,754
Deferred revenue	5,060,737	3,089,179
Other	—	34,775

	62,429,062	35,852,245
Deferred tax liabilities:
Depreciation	(4,810,334)	(1,026,399)
Asset retirement obligations	(126,449)	—

Net deferred tax assets	57,492,279	34,825,846
Valuation allowance	(57,492,279)	(34,825,846)

	$—	$—

Federal and state net operating loss carryforwards of approximately $150,918,739 and $145,182,518, respectively, expire beginning in 2015. Realization of net deferred tax assets is dependent upon sufficient future taxable income during the carryforward periods. The valuation allowance is provided until it is more likely than not that the net deferred tax assets will be realized. The valuation allowance increased by approximately $22,666,000 and $9,850,000 in 2006 and 2005, respectively.

11.	Leases

During 2006, the Company entered into multiple lease agreements for corporate space with terms ranging from one to seven years. Rent expense associated with corporate office and warehouse space was $896,739 and $526,941 for the years ended December 31, 2006 and 2005, respectively.

Minimum rental commitments under operating leases primarily for corporate office and warehouse space, having an initial or remaining noncancelable term of more than one year are as follows at December 31, 2006 (including the related party lease disclosures in Note 4):

2007	$692,932
2008	666,331
2009	668,957
2010	514,056
2011	495,966
Thereafter	608,842

$3,647,084

IdleAire Technologies Corporation

Notes to Financial Statements — (Continued)
December 31, 2006

As described in Notes 2 and 3, the Company has capital lease obligations associated with free equipment; those commitments are as follows at December 31, 2006:

2007	$321,750
2008	427,680
2009	427,680
2010	427,680
2011	320,760
Thereafter	72,939

1,998,489
Interest	(653,325)

$1,345,164

In addition, the Company has signed a number of leasing or licensing agreements with travel centers and other locations which will allow the installation of the Company’s ATE® systems at these sites. These agreements generally provide for the payment of rent based on a percentage of revenues generated at the applicable site; thus, no amounts are incurred prior to opening such sites. Contingent rent expense under these agreements totaled $972,593 and $505,926 for the years ending December 31, 2006 and 2005, respectively.

12.	Commitments and Contingencies

The Company has three-year employment agreements with certain officers which require, among other things, that they will adhere to confidentiality and noncompete requirements, and that in certain circumstances, they will be paid one year’s salary if their employment is terminated prior to the term of their contract. The agreements also provide for payment of $1.0 million each should the Company undergo a change in control.

On November 27, 2006, the Company was served with a complaint by a former supplier in the U.S. District Court for the Eastern District of Tennessee, alleging that by its termination of a manufacturing and sales agreement, the Company had breached the contract and interfered with certain advantageous business relationships. The complaint does not specify an amount of damages. The Company believes it has meritorious defenses to all of the claims asserted in this action and will continue to vigorously defend its position. A Motion to Dismiss the Complaint was filed on March 5, 2007.

The Company is subject to various legal proceedings which arise in the ordinary course of its business. Management believes that the amount of any ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

See also Note 13 for subsequent events related to legal contingencies.

13.	Subsequent Event

As discussed in Note 4, during 2006 and 2005 the Company maintained professional services contracts with a shareholder vendor for consulting and construction program management services. Subsequent to December 31, 2006, this vendor threatened to serve a complaint against the Company alleging that the Company, by making payments in stock instead of in cash, had failed to satisfy its payment obligations under a Program Management Services Agreement dated August 17, 2004. The vendor also alleged that by the Company’s choosing to perform construction program management services with internal staff, the Company had deprived it of the material benefits of its agreement with the Company. The vendor has threatened to sue the Company for damages of $23 million, including $20 million for loss of profits. If and when the complaint is served, the Company plans to vigorously defend its position.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

The Bylaws of the Company provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or office of the Company or is or was serving at the request of the Company as a director, officer employee or agent of another Company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The Company shall indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Company.

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney’s fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Exhibits and Financial Statement Schedules

Exhibit No.		Description

3	.1.1*	Amended and Restated Certificate of Incorporation of the Company, dated May 7, 2002
3	.1.2*	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated December 30, 2002
3	.1.3*	First Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated November 11, 2003
3	.1.4*	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003
3	.1.5*	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003

Exhibit No.		Description

3	.1.6*	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated October 29, 2004
3	.1.7*	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series C Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 3, 2004
3	.1.8*	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated December 21, 2005
3	.1.9*	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated January 20, 2006
3	.2*	Bylaws of IdleAire Technologies Corporation
4	.1.1*	Form of 13% Senior Secured Discount Note
4	.1.2*	Warrant Agreement, dated as of December 30, 2005, between IdleAire Technologies Corporation and Wells Fargo Bank, National Association, as Warrant Agent
4	.1.2a***	Amendment to Warrant Agreement, dated as of December 27, 2006, between IdleAire Technologies Corporation and Wells Fargo Bank, National Association, as Warrant Agent
4	.1.3*	Warrant Agreement, dated December 30, 2005, with Jefferies & Company, Inc.
4	.1.4*	Warrant Agreement, dated May 23, 2001, to Purchase Common Stock with Lana Batts
4	.1.4a*	First Amendment to Warrant Agreement to Purchase Common Stock with Lana Batts
4	.1.4b*	Second Amendment to Warrant Agreement to Purchase Common Stock, dated May 23, 2004, with Lana Batts
4	.1.4c*	Third Amendment to Warrant Agreement to Purchase Common Stock, dated May 23, 2005, with Lana Batts
4	.1.4d	Fourth Amendment to Warrant Agreement to Purchase Common Stock, dated May 13, 2006, with Lana Batts.
4	.1.5*	Warrant Agreement to Purchase Common Stock, dated January 18, 2002, with CIBC World Markets Corp.
4	.1.6*	Warrant Agreement to Purchase Common Stock, dated April 18, 2005, with Ralph Head
4	.1.7*	Form of Series A Convertible Preferred Stock Securities Purchase Agreement
4	.1.8*	Form of Series B Convertible Preferred Stock Securities Purchase Agreement
4	.1.9*	Form of Series C Convertible Preferred Stock Securities Purchase Agreement
5.1		Opinion of the General Counsel of the Company as to the enforceability of the notes being registered.
10	.1*	Securities Purchase Agreement, dated May 12, 2005, between the Company, CTV Holdings, Inc. and PB Constructors, Inc.
10	.2*	Purchase Agreement, dated December 28, 2005, between the Company and Jefferies & Company, Inc.
10	.3*	Indenture, dated as of December 30, 2005, among the Company and Wells Fargo Bank, National Association, as trustee and collateral agent
10	.4*	Registration Rights Agreement, dated December 30, 2005, between the Company and Jefferies & Company, Inc.
10	.5*	Subordination Agreement, dated December 30, 2005, among the Company, the named noteholders, Wells Fargo Bank, National Association, as the collateral agent and Dan H. Felton, III, as administrative agent
10	.6*	Disbursement Agreement, dated as of December 30, 2005, among the Company, Wells Fargo Bank, National Association, as disbursement agent and the trustee
10	.6.1*	Amendment to Disbursement Agreement, dated January 31, 2006
10	.7*	Security Agreement, dated as of December 30, 2005 between the Company and the Collateral Agent
10	.8*	Amended and Restated 2000 Stock Option Plan

Exhibit No.		Description

10	.8.1***	Second Amended and Restated 2000 Incentive Stock Plan
10	.9.1*	Senior Management Agreement, dated as of June 17, 2002, between the Company and Michael C. Crabtree
10	.9.2*	Senior Management Agreement, dated as of June 17, 2002, between the Company and David Everhart
10	.9.3*	Senior Management Agreement, dated as of June 17, 2002, between the Company and Tom Badgett
10	.9.4*	Senior Management Agreement, dated as of June 17, 2002, between the Company and James H. Price
10	.9.5*	Employment Agreement, dated as of May 6, 2002, between the Company and Paul Boyd
10	.10.1**	License and Installation Agreement, dated as of December 1, 2003, by and between Pilot Travel Centers LLC and the Company CTR
10	.10.2**	Lease and Installation Agreement, dated as of April 7, 2004, by and between Petro Shopping Centers, L.P. and the Company CTR
10	.10.3**	Lease and Installation Agreement, dated as of August 20, 2004, by and between TA Operating Corporation and the Company CTR
23.1		Consent of Ernst & Young LLP.
23.2		Consent of the General Counsel of the Company (included in Exhibit 5.1).
25.1		Form T-1 Statement of Eligibility under the Trust Indenture Act by Wells Fargo Bank, N.A.
99.1		Form of Letter of Transmittal
99.2		Form of Letter to Registered Holders and DTC Participants
99.3		Form of Notice of Guaranteed Delivery

CTR — Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

*	— Previously Filed as exhibits to the Form 10-SB filed with the SEC on May 2, 2006.

**	— Previously Filed as exhibits to the Form 10-SB filed with the SEC on July 31, 2006.

***	— Previously Filed as exhibits to the Form 10-KSB filed with the SEC on April 2, 2007.

Undertakings

The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(5) To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on July 3, 2007.

/s/	Michael C. Crabtree
Michael C. Crabtree
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Paul W. Boyd and James H. Price and each one of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on July 3, 2007.

/s/	Michael C. Crabtree
Michael C. Crabtree
President and Chief Executive Officer

/s/	Paul W. Boyd
Paul W. Boyd
Chief Financial Officer and Treasurer

/s/	James H. Price
James H. Price
Senior Vice President and General Counsel

/s/	Tom Badgett
Tom Badgett
Chief Information Officer

/s/	Lana Batts
Lana Batts
Director

/s/	Dan H. Felton III
Dan H. Felton III
Director

/s/	Lewis Frazer III
Lewis Frazer III
Director

/s/ Thomas (Mack) McLarty
Thomas (Mack) McLarty
Director